Management Report and Financial Statements of MorphoSys AG as of December 31, 2022 MorphoSys AG, Planegg

Management Report Significant Developments in Financial Year 2022 In the 2022 fiscal year, MorphoSys dedicated itself to accomplishing its goals and emphasizing its priorities. We furthered our pipeline by progressing our ongoing mid and late-stage clinical programs. Our three Phase 3 trials – MANIFEST-2 with pelabresib in myelofibrosis; frontMIND with tafasitamab in newly diagnosed diffuse large B-cell lymphoma (DLBCL); and inMIND with tafasitamab in relapsed or refractory follicular or marginal zone lymphoma – made great strides last year. The latest clinical data for pelabresib, our investigational BET inhibitor, tafasitamab, our CD19-targeting immunotherapy, and tulmimetostat, our next-generation selective dual inhibitor of EZH2 and EZH1, was also presented at various scientific conferences in 2022. Longer-term Phase 2 data presented at the American Society of Hematology (ASH 2022) Annual Meeting and Exposition in December suggested durable improvements in both spleen volume and symptom score at and beyond 24 weeks with pelabresib in combination with ruxolitinib in myelofibrosis patients who had never received treatment with a JAK inhibitor. Since depth and durability of responses are limited: with current first-line therapy, the findings suggest pelabresib may enhance the standard of care for myelofibrosis. MorphoSys continues to prioritize the Phase 3 MANIFEST-2 study of pelabresib in myelofibrosis with topline data anticipated – in early 2024. At the same meeting, the final tolerability and efficacy results from the Phase 1b firstMIND study were presented. The data underscored the therapeutic potential of tafasitamab in combination with lenalidomide as an adjunct to R-CHOP for patients with newly diagnosed DLBCL. This regimen, which is also being investigated in the Phase 3 frontMIND trial, represents an ongoing effort to address a critical need in patients with high-intermediate and high-risk DLBCL, many of whom relapse after current first- line therapy. Initial preliminary results from the ongoing Phase 1/2 trial of tulmimetostat in heavily pretreated patients with advanced cancers showed responses or disease stabilization in five cohorts with evaluable patients. Advanced cancer patients who have progressed following prior therapies have significant treatment needs that might benefit from a targeted approach with an EZH2 inhibitor. We also continued our focus on U.S. sales of Monjuvi (tafasitamab-cxix) in the relapsed or refractory DLBCL setting. To counter slowing growth due to an increasingly competitive environment, we focused our education efforts at increasing median time on therapy, to achieve the most durable results in eligible patients, and raising awareness about the important patient needs Monjuvi addresses. In late 2022, two of our licensing partners, GSK and Roche, halted development of otilimab in rheumatoid arthritis and of gantenerumab in early Alzheimer’s disease, respectively, following negative late-stage clinical trial results. MorphoSys had previously monetized the majority of the future royalty interests in these two compounds, consistent with our strategy to reduce our dependence on partnered programs and focus on hematology/oncology. By contrast, three partnered programs with ianalumab, abelacimab, and setrusumab entered advanced pivotal trials in 2022. Ianalumab continues to be investigated for Sjögren’s and systemic lupus erythematosus. Abelacimab is being studied for tumor- associated thrombosis for the prevention of venous thromboembolism. Setrusumab is under investigation for the treatment of osteogenesis imperfecta. In June 2022, MorphoSys entered into equity participation and license agreements with Human Immunology Biosciences, Inc. (HI-Bio) for felzartamab and MOR210. Under the terms of the agreements, HI-Bio received exclusive rights to develop and commercialize felzartamab and MOR210 in all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. MorphoSys received a 15% equity stake in HI-Bio and a seat on the company’s board of directors. On achievement of development, regulatory, and commercial milestones, we will be eligible to receive payments from HI-Bio of up to US$ 1 billion, in addition to tiered single to low-double-digit royalties on net sales of felzartamab and MOR210. 2 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Also, through our fully owned subsidiary, Constellation Pharmaceuticals, Inc., we solidified a global licensing agreement with Novartis to research, develop, and commercialize our preclinical inhibitors of a new cancer target. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, we will be eligible to receive milestone payments from Novartis in addition to mid-single to low-double- digit royalties on program net sales. In 2022, MorphoSys succeeded in advancing its late-stage pipeline and driving year-over-year growth of Monjuvi despite the increasing competitive landscape in second line r/r DLBCL. The advancement in the late-stage pipeline, especially with pelabresib being studied in combination with ruxolitinib in the first-line myelofibrosis setting, is an important reason for the Company’s positive view of 2022 and beyond. MorphoSys remains focused on the Company’s long-term development and growth to create long-term value for its shareholders. 3 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Fundamentals of MorphoSys AG Organizational Structure and Business Model MorphoSys AG discovers and develops innovative therapies for patients suffering from cancer. MorphoSys AG, as the ultimate parent company of the Group, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation,” and all entities constitute the “MorphoSys Group” or “Group.” MorphoSys AG’s Planegg site houses the central functions such as accounting, controlling, human resources, legal, patents, purchasing, corporate communications, and investor relations, as well as the translational research departments and laboratories. MorphoSys US Inc. is responsible for advancing tafasitamab’s commercialization. Constellation focuses its activities on the clinical development of drug candidates and the related administrative departments. Legal Structure of the MorphoSys: Company Management and Supervision The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the NASDAQ Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body. The members of the Management Board are appointed and supervised by the Supervisory Board. The Supervisory Board of MorphoSys AG is elected by the Annual General Meeting and currently consists of six members. Detailed information on the Company’s management and supervision and its corporate governance principles can be found in the Statement on Corporate Governance. 4 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Targets and Strategy MorphoSys’ mission is to develop and commercialize innovative therapies for patients. MorphoSys is a fully integrated commercial biopharmaceutical company. Its activities in 2022 focused on hematology and oncology diseases. The Company aims to realize intermediate and long-term growth through its focus on proprietary drug development and commercialization. Our priority is on the Company’s lead development candidates pelabresib and tafasitamab; continuing to make progress with the commercialization of Monjuvi and obtaining approvals in additional indications; and bringing pelabresib to the market as well as continuing to develop other clinical candidates. MorphoSys is now primarily advancing the clinical development of its own compounds, with further antibody candidates being clinically developed by partners. During the clinical phases, decisions are made on a case-by-case basis as to whether and at what point a partnership for further development and commercialization should be pursued. Drug candidates can be either fully out- licensed, developed on a proprietary basis, or developed with a partner (co-development). Company’s Management and Performance Indicators MorphoSys AG uses financial indicators to steer the Company. These indicators help to monitor the success of strategic decisions and give the Company the opportunity to take quick corrective action when necessary. The Company’s management also monitors and evaluates selected early indicators so that it can thoroughly assess a project’s progress and promptly take the appropriate actions should a problem occur. No most important non-financial performance indicators are used for steering the Company. Material non- financial aspects are explained in a separate non-financial group report, which is available on our website. Financial Performance Indicators The development of the financial performance indicators in the reporting year is described in detail in the chapter “Analysis of Net Assets, Financial Position and Results of Operations”. The most important financial indicators used to measure the Company’s operating performance are research and development expenses as well as selling, general and administrative expenses. As additional factor, liquidity (consisting of the balance sheet items "Cash on Hand and Cash at Banks", "Other Securities" and other time deposits as part of the balance sheet item "Other assets") is also regularly analyzed and evaluated. Liquidity is not considered to be part of the key financial performance indicators. The budget for the respective financial year is approved by the Management Board and Supervisory Board.  Subsequent to the approval of the budget, a forecast is made two times within the year, to assess if the Company is on track to achieve its financial goals and progress towards financial guidance. The forecast informs decision making and enables management to take actions to achieve its goals. Non-Financial Aspects MorphoSys AG strives to develop new drugs for the well-being of patients with serious diseases. To ensure sustainable business success in this endeavor, MorphoSys AG takes selected non-financial aspects into account in addition to financial performance indicators. At MorphoSys, innovation remains a central aspect. Our development strategy focuses on indications with high unmet medical need, where patients’ lives depend on new treatment options. Our goal is to improve the lives of these patients by focusing on therapeutic areas that best fit our expertise while making optimal use of our resources. In 2022, MorphoSys remained committed to supporting patients throughout their treatment journeys and removing access barriers for patients with limited or no insurance coverage. As part of this commitment, we offer patient assistance programs in the U.S. that provide financial support, ongoing education, and other support to eligible patients who are prescribed MorphoSys drugs. Detailed information on MorphoSys’ sustainability strategy and key areas of activity can be found in the separate non-financial group report*. The report is available on our website at https://csr.morphosys.com/2022. * This information is not part of the management report that is subject to audit. 5 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Leading Indicators MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry, and the Company itself. At the Company level, economic data is gathered on the progress of individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment, and the availability of research funding, and reviews this data carefully. Market analyses that assess the medical need for innovative therapies for serious diseases with a focus on cancer disease, as well as ones that consider new technologies in the market more generally, serve as early indicators in the area of business development. By continuously monitoring the market, MorphoSys can respond to trends and requirements quickly and initiate its own activities and partnerships. For active collaborations, a Joint Steering Committee meets regularly (usually two to four times per year) to update and monitor the programs’ progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly (once per year) provide MorphoSys with written reports so that the Company can follow the progress of active therapeutic programs. Commercialization In July 2018, MorphoSys established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, USA. At the end of 2022, MorphoSys US Inc. had 66 people employed as part of, or to support, its commercial structure. On July 31, 2020, Monjuvi (tafasitamab-cxix) in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, which could enable long-term disease control. Monjuvi is accessible to patients in both community care and academic settings as an in-office outpatient targeted immunotherapy given as intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched 'My Mission Support', a robust patient support program offering financial assistance, ongoing education, and other resources to eligible patients who are prescribed Monjuvi in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers. Monjuvi has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines in the United States were updated in March 2022 to include Monjuvi in combination with lenalidomide as a preferred treatment option in the second-line setting (Category 2A designation). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi was granted a J-code, further simplifying reimbursement for some treatment centers. Business Performance In 2022, MorphoSys focused on commercializing its marketed product and advancing product candidates at various stages of development, positioning itself for long-term sustainable growth. The key measures of value for MorphoSys’ development activities include: • Advancement of development programs and product approvals • Clinical results • Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates • Collaborations, partnerships, and M&A activities with other companies to expand the drug pipeline and the technology base as well as to commercialize the therapeutic programs • Strong patent protection to secure MorphoSys’ market position 6 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Research and Development As of December 31, 2022, MorphoSys’ development activities are currently focused on the following clinical candidates: • Pelabresib (CPI-0610) – is a small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer. • Tafasitamab – is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, r/r follicular lymphoma, or r/r FL, and r/r marginal zone lymphoma, or r/r MZL. • Tulmimetostat (CPI-0209) – is a small molecule designed to promote anti-tumor activity by inhibiting EZH2 and EZH1, both enzymes being involved in suppression of target gene expression. The following programs, among others, are being further developed by MorphoSys’ partners: • Ianalumab (VAY736) – a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade. • Abelacimab (MAA868) – an antibody directed against Factor XI. • Setrusumab (BPS804) – an antibody directed against sclerostin. • Felzartamab – a therapeutic human monoclonal antibody directed against CD38. • MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a. In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others, CMK389/NOV-8, bimagrumab, LKA651/NOV-9. Proprietary Clinical Development Tafasitamab Overview Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies. We are currently further investigating tafasitamab for the treatment of various B-cell malignancies, namely first-line DLBCL, r/r follicular lymphoma (r/r FL), and r/r marginal zone lymphoma (r/r MZL). Lymphomas collectively represent approximately 5% of all cancers diagnosed in the United States. This group of NHL diseases is the most prevalent of all lymphoproliferative diseases. According to the National Cancer Institute, there were an estimated 80,470 new cases in the United States in 2022 and an estimated 20,250 deaths due to this disease (“Cancer Stat Facts 2022: Non-Hodgkin’s Lymphoma”). DLBCL is the most common type of NHL in adults and accounts for approximately one-third of all NHL cases globally. The current first-line treatment of B-cell lymphomas, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab, also referred to commonly as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine, and prednisone). Yet, despite the therapeutic success of frontline R-CHOP in DLBCL, up to 40% of patients either do not respond to the treatment (are refractory) or relapse after initial treatment with fast disease progression. The market research and consulting firm GlobalData expects the therapeutic market (7MM: US, France, Germany, Italy, Spain, UK, Japan) for non-Hodgkin’s lymphoma (NHL) to reach approximately € 8 billion (approximately US$ 9 billion) in 2024 (report “B-cell NHL: Opportunity Analysis 2017–2027”). We currently forecast an opportunity as a second- and later-line treatment in r/r DLBCL of approximately 10,000 eligible patients per year in the U.S. who are not eligible for HDC and ASCT. As a potential first-line treatment in DLBCL, we believe there is currently a market opportunity of 30,000 patients in the U.S. Operational Development Tafasitamab is being developed pursuant to a collaboration and license agreement entered into with Xencor, Inc. (Xencor) in June 2010. Under this agreement, Xencor granted MorphoSys an exclusive worldwide license to tafasitamab for all indications. MorphoSys also has a collaboration and license agreement for the global further development and commercialization of tafasitamab with Incyte, signed in January 2020. Under the terms of the agreement, MorphoSys and Incyte will develop tafasitamab broadly in relapsed or refractory (r/r) DLBCL and first-line DLBCL, as well as in additional indications beyond DLBCL, such as r/r FL and r/r MZL. 7 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

MorphoSys and Incyte are co-commercializing Monjuvi in the United States. Monjuvi in combination with lenalidomide was approved in the U.S. in July 2020 for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first FDA approval of a second-line therapy for adult patients with r/r DLBCL in the United States. Monjuvi was approved by the FDA under an accelerated approval process based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). MorphoSys and Incyte share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe, Canada and other jurisdictions under the trade name Minjuvi. On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic) had granted temporary approval for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland. Studies of Tafasitamab The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). Treatment options for patients with r/r DLBCL who are not candidates for HDC and ASCT were limited prior to the U.S. approval of tafasitamab. MorphoSys regards the treatment of first-line patients as the main future growth opportunity for tafasitamab and had started clinical studies (frontMIND and firstMIND) that may support the potential use of tafasitamab in the first-line treatment of DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). More details on each study are given below: frontMIND: In addition to clinical development in r/r DLBCL, on May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. The study is planned to enroll approximately 880 patients. Topline data from the trial are expected in the second half of 2025. firstMIND: The study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented updated tafasitamab results from the firstMIND trial at ASH 2022. The final analysis from this Phase 1b trial showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R- CHOP for patients with newly diagnosed DLBCL. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy. The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide, and R-CHOP (n=33). In the tafasitamab, lenalidomide, and R-CHOP arm, 24-month progression-free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3–5) treated with tafasitamab, lenalidomide, and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients. The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide, and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%), and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non-hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis. A second poster presentation and an oral presentation both demonstrated the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as detected by next- 8 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

generation sequencing detection of ctDNA after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed 18 months of post-treatment follow-up. The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta-analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression. Detection of ctDNA MRD at levels below 1 in 10,000 (0.01%) was essential to achieve 99% sensitivity. Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On April 19, 2021, MorphoSys and Incyte announced that the first patient had been dosed in the Phase 3 inMIND study. The inMIND study evaluates whether tafasitamab and lenalidomide as an add- on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study is expected to enroll a total of over 600 patients. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. According to the latest update at the J.P. Morgan Healthcare Conference in January 2023, topline data is now expected in 2024. L-MIND: In September 2022, MorphoSys presented new data during the Annual Meeting of the Society of Hematologic Oncology (SOHO 2022) from the ongoing L-MIND study showing that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided long-term efficacy in patients with r/r DLBCL treated for at least two years, including six patients on treatment for five years or more. Additionally, the frequency of adverse events declined after patients transitioned from combination therapy to monotherapy. The new results, based on a February 15, 2022, data cutoff, show that 27 of 80 patients (34%) had undergone treatment for at least two years, with a median duration of treatment of 4.3 years. Of those 27, 23 patients were alive at data cutoff, and 13 remained on treatment, including six who were on treatment for at least five years. A complete response was observed in 23 of the 27 patients, including four who were refractory to their primary therapy. A partial response was seen in four patients, two of whom were still on treatment at data cutoff. The majority of adverse events were grade 1 or 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.87/1.91) and diarrhea (1.04/0.04), which declined after patients switched to monotherapy (all-grade/grade ≥3: 0.87/0.45 and 0.32/0.00, respectively, in the first year of monotherapy). Neutropenia and diarrhea remained the most common adverse events in the first two years of monotherapy. B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024. topMIND: The topMIND trial was initiated in late 2021 and is sponsored by Incyte. It evaluates whether tafasitamab and parsaclisib can be safely combined at the recommended Phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. The primary outcomes will be the number of treatment emergent adverse events (TEAEs) and incidence of dose-limiting toxicities. Key secondary objectives include ORR and various PK measures. In August 2022, it has been decided to not continue the development of this combination therapy in NHL/CLL due to emerging additional regulatory requirements and the changing treatment landscape in these therapeutic areas. In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. In June 2022, Pfizer, Incyte, and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem 9 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

cell transplant (ASCT). Preclinical data from MorphoSys has shown a strong synergy of Monjuvi and anti-CD47 antibodies in in vitro and in vivo lymphoma models, providing scientific rationale for investigating this combination in clinical trials. Under the terms of the agreement, Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe, and Asia-Pacific. In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL. Pelabresib Overview Pelabresib (formerly known as CPI-0610; it was acquired through the Constellation acquisition) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow that may lead to severe anemia as well as thrombocytopenia. Patients suffering from MF can have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain and extreme fatigue. Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, most of whom are intermediate- or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 18,000 intermediate- or high-risk MF patients in the United States that are eligible for systemic treatment, including ruxolitinib. Incyte, which markets ruxolitinib (Jakafi®), has estimated that about half of these eligible patients in the United States receive treatment with ruxolitinib. Studies of Pelabresib There are currently two ongoing trials evaluating pelabresib in this indication, the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib (marketed as Jakafi/Jakavi), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 after 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU). In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. These improvements also correlated with decreases in spleen volume, a key clinical measure of treatment success. Additionally, pelabresib alone or in combination decreased pro-inflammatory and pro-fibrotic signaling in monocytes, suggested a potential attenuation of disease processes. A second oral presentation highlighted positive interim data from the MANIFEST trial regarding the safety and efficacy of pelabresib in combination with ruxolitinib in patients who were not previously treated with a JAK inhibitor and in those with suboptimal response to ruxolitinib. The findings showed that the combination led to reductions in spleen volume and symptom burden, with disease-modifying activity as measured by reduced levels of pro-inflammatory cytokines and improved bone marrow morphology. Over two-thirds (68%; n=57) of JAK inhibitor-naïve patients treated with the combination achieved at least a 35% reduction in spleen volume (SVR35) from baseline at week 24. Notably, 80% of patients achieved SVR35 at any time on study. Most patients also saw 10 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

their symptoms reduced, with 56% (n=46) achieving at least a 50% reduction in total symptom score (TSS50) from baseline at week 24. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4). In a poster presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment-naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored the pelabresib combination over ruxolitinib, fedratinib, or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone. In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Translational data from MANIFEST was also presented that indicated the association of biomarkers with potential disease-modifying activity of pelabresib. At 24 weeks, 48, and 60, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%). In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. And 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors. MANIFEST‑2, a global, double-blinded, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in early 2024. Tulmimetostat (CPI-0209) Overview Tulmimetostat (formerly known as CPI‑0209; it was also acquired through the Constellation acquisition) is an investigational small- molecule, second-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. 11 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Studies of Tulmimetostat Patient enrollment in a Phase 1/2 clinical trial of tulmimetostat is ongoing. The Phase 1 portion of the trial evaluated tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. Patients are currently being dosed in the Phase 2 expansion cohorts in selected tumor indications (urothelial carcinoma or other ARID1A mutant advanced/metastatic solid tumors), ovarian clear-cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma with BAP1 loss, and metastatic castration-resistant prostate cancer. In October 2022, MorphoSys announced preliminary results from the ongoing Phase 1/2 study of the investigational EZH2 inhibitor tulmimetostat monotherapy in heavily pretreated patients with advanced cancers showing responses or disease stabilization in five cohorts with evaluable patients. The data was presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organisation for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) in Barcelona, Spain. At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above. At trial entry, 51% of patients had been treated with at least three prior lines of therapy. Patients received oral tulmimetostat 350 mg once daily. Of the ten evaluable patients with ovarian clear-cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses, one of whom later achieved a complete response after data cutoff, and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. Best responses were presented. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%), and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs. Also presented at this conference were final results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP1loss mutated mesothelioma had a partial response. Another partial response was noted in 375 mg cohort in ARID1A-mutated endometrial carcinoma. These initial results supported patient selection based on ARID1Amut and BAP1loss in the ongoing Phase 2 expansion study. Clinical Development by Partners The most advanced programs being developed by partners are outlined below. Ianalumab Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Abelacimab Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary FDA fast track designated Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. 12 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Setrusumab Setrusumab (BPS804/UX143) is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in a Phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Felzartamab Felzartamab is a therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. During a transition phase MorphoSys is evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trial) and immunoglobulin A nephropathy (IGNAZ trial) together with HI-Bio. I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab. MOR210/TJ210/HIB210 MOR210/TJ210/HIB210 is a human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for the treatment of relapsed or refractory advanced solid tumors (Phase 1). MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210. Gantenerumab Gantenerumab is a HuCAL antibody directed against amyloid beta (Aß) for the potential treatment of Alzheimer’s disease. Gantenerumab has been developed and studied by Roche in several clinical trials in patients with Alzheimer’s disease, including a Phase 3 development program consisting of two Phase 3 trials – GRADUATE 1 and GRADUATE 2 – evaluating the safety and efficacy of gantenerumab in people with mild cognitive impairment (MCI) due to Alzheimer’s and mild Alzheimer’s dementia over 27 months. On November 14, 2022, Roche disclosed that the GRADUATE studies did not meet the primary endpoint of slowing clinical decline. As a consequence, Roche decided to discontinue all gantenerumab studies in early symptomatic Alzheimer's disease, as well as the SKYLINE study - a Phase 3 trial in secondary Alzheimer's disease prevention, which was initiated in March 2022. Otilimab Otilimab (formerly MOR103/GSK3196165) is a HuCAL-IgG1-antibody directed against granulocyte-macrophage colony-stimulating factor (GM-CSF). GSK acquired the rights to otilimab in June 2013. In mid‑2019, GSK announced the initiation of a Phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program included three pivotal studies and a long-term extension study evaluating the antibody in patients with moderate to severe RA. On October 27, 2022, GSK provided an update on the ContRAst Phase 3 program. ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20 (American College of Rheumatology criteria) response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease-modifying antirheumatic drugs (DMARDs) (ContRAst-2). Data from ContRAst-3, the third trial in the program, did not demonstrate statistical significance on the primary endpoint of ACR20 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors. According to GSK, the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment to transform patient care for this difficult-to-treat population of RA patients. As a result, GSK has decided not to progress with regulatory submissions. GSK is planning to submit full results from the ContRAst Phase 3 program for publication in 2023. Other Programs (Selection) In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others, CMK389/NOV-8, bimagrumab, LKA651/NOV-9. On December 6, 2022, MorphoSys’ fully owned subsidiary Constellation Pharmaceuticals, Inc. entered into a global licensing agreement with Novartis to research, develop, and commercialize its preclinical inhibitors of a novel cancer target. Under the terms 13 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

of the agreement, Novartis will assume full responsibility for all subsequent research, development, and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single to low-double-digit royalties on program net sales. Other Business Activities Drug Development MorphoSys has become a fully integrated biopharmaceutical company that commercializes proprietary medicines, with a focus on cancer treatments. We have a broad clinical pipeline and develop drugs using our translational research and development and in collaboration with pharmaceutical and biotechnology partners as well as academic institutions. The core of our work from our founding has been on monoclonal antibodies, although following our acquisition of Constellation Pharmaceuticals we also now have small-molecule programs in our pipeline. Our first proprietary program to receive marketing approval is tafasitamab – brand name Monjuvi – which was first approved in the U.S. in July 2020 in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for ASCT. Tafasitamab under the brand name Minjuvi has also been approved for marketing in the EU, Canada, and other jurisdictions. According to the report “Global Oncology Trends 2022” published by the IQVIA Institute, global oncology is seeing a surge in R&D and innovation, potentially leading to new therapies for unresolved cancers and including some of the most advanced breakthrough science in the life sciences. These therapies represent the largest area of collective research and the largest overall area by drug spending in the world. On the other hand, the cancer community and patients continue to struggle with the impact from COVID-19, as well as gaps in access and care that started prior to the pandemic. Global spending on oncology drugs reached US$ 185 billion in 2021 and is estimated to reach US$ 300 billion by 2026, driven by continued innovation. MorphoSys’ most advanced proprietary clinical programs are described in the section “Research and Development.” Clinical-stage programs developed by partners are entirely under the control of our partners. These programs include not only those in our core area of oncology but also ones in indications where we have not established proprietary expertise. The most advanced programs are outlined in the section “Research and Development". Influential Factors Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Certain cost containment measures in Europe and the U.S. risk limiting access to innovation for patients and could slow the industry’s investment in the development of new therapies. Of particular interest is how the Inflation Reduction Act, signed into law in the U.S. in 2022, will impact innovation, as well as both the pricing of and access to costly medicines, such as novel cancer therapies. Regulatory approval processes in the U.S., Europe, and elsewhere are lengthy, time-consuming, and largely unpredictable. Approval- related laws, regulations, and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. According to BioCentury, 2022 was a slow year for FDA approvals, and for new cancer drug approvals in particular. One possible reason for the decline in cancer drug approvals could be FDA’s crackdown on the accelerated approval pathway, which was becoming the norm for cancer. Another could be the clear stance FDA has taken against regulatory applications based on ex-U.S. data only. Higher barriers for cancer approvals means fewer options for patients, but it could also mean the options that reach patients are more likely to be safe and effective, and possibly less likely to be withdrawn from the market later. MorphoSys recognized early on the impact of the global COVID‑19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials, and quickly activated its existing business continuity plans to minimize any disruptions to ongoing operations caused by the COVID‑19 pandemic and to take the necessary actions to protect its employees. 14 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

MorphoSys continues to monitor the development of COVID-19 globally and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients. Patents Our proprietary clinical programs and technologies are our most valuable assets. It is therefore crucial to our success that we protect these assets through appropriate measures such as patents and patent applications and thereby utilize them exclusively. To ensure this, the Intellectual Property (IP) department seeks out the most optimal strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected. Our core technologies are protected by numerous patent families. For our Ylanthia antibody library, patents have been granted in all major territories, including in the European, U.S., and Asian markets. The proprietary development programs form the basis for the Company’s success and are protected by numerous patent families. In addition to the patents protecting the drug candidates themselves, further patent applications have been filed covering additional aspects of the programs. The main patents for pelabresib run until 2032 (U.S.) and 2031 (Europe), not including possible extension through supplemental protection certificates or term extensions. In addition, the use of pelabresib for the treatment of myelofibrosis is patent-protected in the U.S. until 2039. The main patents for tulmimetostat (CPI-0209) have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included. The tafasitamab program is also protected by a portfolio of patents. The core patents are scheduled to expire in 2029 (U.S.) and 2027 (Europe), without taking into account the additional protection of up to five years available through supplementary protection certificates or patent term extensions. Based on the approvals in the U.S. and Europe, corresponding patent term extension applications have already been filed in the U.S. (PTE) and Europe (SPC). The patents for the tafasitamab program are being advanced in close coordination with our partner Incyte. Regulatory exclusivities are also in place for all development programs. The relevant patents for our development candidates otilimab (out-licensed to GSK) and felzartamab (out-licensed to HI-Bio and I- Mab) will not expire before 2026. This does not take into account any potential additional protection of up to five years through supplementary protection certificates (SPCs) or term extensions. The programs that are co-developed with or for partner companies are also patent-protected. Our patent department works closely with the relevant partners. The patents for these drug development programs have terms that significantly exceed the terms of the underlying technology patents. We also monitor our competitors’ activities so we can take action when necessary. In the 2022 financial year, we continued to reinforce the patent protection of our development programs and growing technology portfolio, which represent the core value drivers of our Company. We have more than 110 different proprietary patent families worldwide, in addition to the numerous patent families we are pursuing in collaboration with our partners. Corporate Developments On January 24, 2022, MorphoSys was recognized as a “Best Practice Leader” in the European Women on Boards’ Gender Equality Index Report, ranking first in Germany and second among European healthcare companies for female representation at the leadership level and in decision-making positions. The Annual Shareholders’ Meeting of MorphoSys AG elected Andrew Cheng, M.D., Ph.D., to the Company’s Supervisory Board on May 18, 2022. Mr. Cheng replaces Ms. Wendy Johnson, whose term as a member of the Supervisory Board ended on May 18, 2022. Ms. Johnson chose not to stand for re-election. Due to the ongoing restrictions around the COVID-19 pandemic, the 2022 Annual General Meeting was held once again as a virtual meeting without the physical attendance of shareholders or their proxies and was made available as an audio/video broadcast on the Internet to registered shareholders. 15 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

On August 31, 2022, MorphoSys announced the appointment of Tim Demuth, M.D., Ph.D., as its new Chief Research and Development Officer, as Malte Peters, M.D., has decided to resign from his position at the end of 2022. Tim Demuth has more than 20 years of extensive leadership experience in drug development with a focus on oncology. Mr. Demuth assumed his new role on October 1, 2022. In the role, he reports to MorphoSys’ Chief Executive Officer, Jean-Paul Kress, M.D., and is a member of the Company’s Executive Committee. On December 20, 2022, MorphoSys announced that Sung Lee, Chief Financial Officer and member of the Management Board, had decided to leave MorphoSys to move back to California for personal reasons. His final day at MorphoSys will be March 17, 2023. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as member of the Management Board and Chief Legal Officer until August 31, 2023. Headcount Development On December 31, 2022, the MorphoSys AG had 424 employees (December 31, 2021: 455). MorphoSys employed an average of 438 people in 2022 (2021: 456). The average number of employees in the 2022 financial year was 438 (2021: 456). Of this number, a total of 7 persons were employed in production, 329 in research and development, 5 in selling and 97 in general and administration in 2022. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year. To compete successfully for the top talent, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and adjusts the salary structure when necessary. The remuneration system consists of fixed compensation and a variable annual bonus linked to the achievement of corporate targets. Individual targets promote the employees’ personal development and the achievement of overriding corporate goals. A “spot bonus” is also awarded on the spot to employees for exceptional performance. This instrument was used frequently again to reward employees during the reporting year. 16 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Macroeconomic and Sector-Specific Conditions Changes in the Business Environment Global economy growth is projected to fall from an estimated 3.4% in 2022 to 2.9% in 2023, then rise to 3.1% in 2024 (report: “World Economic Outlook Update January 2023” of the International Monetary Fund [IMF]). According to the IMF, the global fight against inflation, the war in Ukraine, and a resurgence of COVID-19 in China weighed on global economic activity in 2022. The IMF’s growth forecast for the advanced economies in 2022 was +2.7%, compared to 5.4% in 2021, and the forecast for the emerging and developing economies was +3.9% (2021: +6.7%). The IMF’s estimate for growth in the euro area in 2022 was +3.5% (2021: +5.3%), compared to +1.9% for Germany (2021: +2.6%); +2.0% for the U.S. (2021: +5.9%); +3.0% for China (2021: +8.4%), and -2.2% for Russia (2021: +4.7%). When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Currency Development The USD/EUR exchange rate has fluctuated between 1.15 and 0.96 over the last year and stood at 1.07 on December 31, 2022, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions. The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the U.S. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed the U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 35%) amount of U.S. dollars in our bank accounts. 17 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Analysis of Net Assets, Financial Position and Results of Operations Revenues Revenues in comparison to the prior year increased by more than 100% to € 371.0 million (2021: € 128.1 million). In 2022, the major portion of external revenues was generated from antibody collaboration and license agreements with Royalty Pharma, Janssen, and HI-Bio (2022: € 283.7 million; 2021: € 96.0 million from Janssen, Incyte and GSK). The major portion of the increase resulted from the release of deferred income in the amount of € 190.2 million due to the following occurences: On October 27, 2022, MorphoSys's licensing partner GlaxoSmithKline (GSK) provided an update on its Phase III ContRAst program for otilimab. GSK has decided not to pursue regulatory filings for this program. On November 14, 2022, MorphoSys licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for otilimab and gantenerumab. Therefore, the deferred income related to these two programs has been partially released. Revenues from royalties on net sales of Tremfya amounted to € 60.0 million (2021: €  54.7  million) and from Milestones to € 3.2 million (2021: € 20.0 million). Revenues with affiliated companies amounted to € 41.7 million (2021: € 22.1 million), mainly from product sales.  Of total revenues, € 363.1 million (2021: € 104.4 million) were attributed to biotechnology and pharmaceutical companies and non- profit organizations based in North America and revenues in other European countries and Asia (excluding Germany) amounted to € 7.5 million (2021: € 23.3 million). Domestic revenues mainly resulted from staff canteen and amounted to € 0.5 million (2021: € 0.4 million). Cost of Sales Cost of sales, which mainly consisted of costs of inventories, increased by € 22.0 million to € 55.3 million (2021: € 33.3 million). This change was primarily driven by higher material costs (2022: € 35.6 million; 2021: € 13.8 million). The increase compared to the previous year is mainly due to higher product sales to affiliated companies and an increase in provisions for onerous contracts. Research and Development Expenses Research and development expenses of € 155.6 million (2021: € 177.7 million) comprised costs for external services of € 93.0 million (2021: €  118.4  million), personnel costs of €  40.6  million (2021: €  39.5  million), infrastructure costs of €  9.7  million (2021: €  8.7  million), costs associated with intangible assets of €  5.0  million  (2021: €  5.4  million), other costs of €  4.1  million  (2021: €  3.2  million) and costs of materials of €  3.2  million  (2021: €  2.4  million). External service costs decreased mainly due to lower expenses for external laboratory services. No impairment losses were recognized for licenses for concessions, industrial property rights and similar rights and assets in both 2022 and 2021. Selling, General and Administrative Expenses Total selling, general and administrative expenses amounted to € 88.8 million in 2022 (2021: € 106.7 million). This total mainly includes personnel expenses of € 48.1 million (2021: € 56.0 million) and expenses for external services of € 33.5 million (2021: € 42.7 million). Selling Expenses Selling expenses decreased by €  21.8  million to €  48.0  million (2021: €  69.8  million). This change was mainly related to lower expenses for external services and lower personnel cost. The decrease in selling expenses is based on measures to streamline and focus sales efforts. 18 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

General and Administrative Expenses General and administrative expenses amounted to € 40.8 million (2021: € 36.9 million). This increase mainly resulted from higher personnel costs (2022: € 21.5 million; 2021: € 17.0 million).  Other Operating Income, Other Operating Expenses, Other Interest and Similar Income as well as Other Interest and Similar Expenses Other operating income amounted to € 40.6 million, equaling a € 2.0 million increase compared to 2021. This item mainly included effects from foreign currency gains in the amount of € 18.2 million (2021: € 25.0 million), income from cost reimbursements received from affiliated companies and from companies, which are linked by virtue of participating interest in the amount of € 14.9 million (2021: € 0.0 million) and other income relating to other accounting periods of € 1.1 million (2021: € 1.2 million). Additionally, income relating to other accounting periods from the reversal of provisions, mainly for external laboratory services, in the amount of € 5.6 million (2021: € 10.9 million) was included. Other operating expenses increased from € 13.2 million in 2021 to € 21.5 million in 2022. The main reason for the increase were higher losses from foreign currencies (2022: € 20.9 million; 2021: € 9.1 million), which were partially offset by lower losses realized from forward exchange transactions (forward rate agreements) (2022: € 0.0 million; 2021: € 3.5 million). Other interest and similar income increased from € 30.9 million in 2021 to € 349.8 million in 2022. This change mainly results from the updated planning assumptions regarding the expected net cash flows related to the collaboration and license agreement with Incyte (also Refer to Note "Other Provisions"). For this purpose, € 342.7 million (2021: € 25.0 million) was recognized as other "Other Interest and similar Income". Changes resulted mainly from lower expected future sales for Monjuvi in the USA. Furthermore, this item includes interest income from affiliated companies amounting to € 4.8 million (2021: € 4.7 million) as well as bank balances and financial investments classified as other assets in the amount of € 1.7 million (2021: € 0.6 million). Other interest and similar expenses increased from € 21.1 million in 2021 to € 22.4 million in 2022 and mainly included effects from discounting the provision associated with the collaboration and license agreement with Incyte amounted to € 18.7 million (2021: € 16.6 million), expenses from interest on the nominal value of convertible bonds in the amount of € 2.0 million (2021: € 2.0 million) as well as interest expenses of financial investments classified as other assets in the amount of € 1.6 million (2021: € 2.4 million). Income and Losses from Other Securities and Loans Presented under Financial Assets No income was generated from other securities and loans presented under financial assets in the current reporting year (2021: € 1.7 million). No Losses from other securities and loans presented under financial assets were recognized in the current reporting year (2021: € 0.7 million). Impairment of Financial Assets and Current Securities In 2022, no impairment was recognized. In 2021, the shares in MorphoSys US Inc. was impaired in the amount of € 128.1 million to reflect the reduced fair value. MorphoSys decided to centralize all laboratory activities at its German research hub in Planegg, Germany. Consequently, all US-based activities relating to discovery biology and drug discovery departments were abandoned. Therefore, any early pipeline projects in the indirect subsidiary Constellation Pharmaceuticals, Inc. cannot be realized anymore and the expected cash flows from these projects will not materialize accordingly. 19 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Expenses from Contribution Agreements In 2022, the expenses from contribution agreements included the absorption of start-up costs incurred in 2022 and a contribution for operating costs to the affiliated company MorphoSys US Inc. totaling € 8.5 million (2021: € 30.2 million). Result after Taxes / Net Profit The developments described above and the tax income of € 1.6 million in the current fiscal year (2021: tax income of € 1.3 million) resulted in earnings after taxes / net income of € 411.0 million (2021: net loss of € 310.5 million). The tax income mainly resulted from a tax loss carryback to the assessment period 2020 and the refund of capital gains taxes. Financial Position Principles of Financial Management At MorphoSys, the primary goal of financial management is to ensure sufficient liquidity reserves at all times for the Company’s continued growth. The most important sources of this liquidity are the commercial operations of the individual business units and the related cash inflows. Cash flow projections and scenarios are used to determine the level of liquidity needed. The Management Board believes that the Company has sufficient existing cash and other assets to cover our expected operating expenses for at least the next twelve months. Investments MorphoSys’s investments in property, plant and equipment amounted to € 1.9 million (2021: € 2.2 million). Depreciation of property, plant and equipment amounted to € 2.2 million in 2022 (2021: € 2.0 million). In 2022, the Company invested € 0.0 million (2021: € 0.3 million) in intangible assets. Amortization of intangible assets amounted to € 3.4 million in 2022 (2021: € 3.4 million). In 2022, an insignificant amount of impairment losses was recognized for software licenses (2021: € 0.0 million). Liquidity As of December 31, 2022, the Company held liquid funds, bank deposits, other securities presented under current assets and other assets in the amount of € 604.9 million, compared to € 824.2 million on December 31, 2021. In fiscal year 2022, the net profit of € 411.0 million included a non-cash extraordinary income of € 342.7 million. The decrease in liquidity resulted mainly from the use of cash for operating activities in 2022. Net Assets Assets Total assets decreased by € 188.1 million to € 2,089.3 million as December  31, 2022, compared to € 2,277.4 million as of December  31, 2021. The decrease was primarily due to decreased securities (€ (195.8) million) and receivables and other assets (€  (88.8)  million). This effect was partially offset by a increase of cash on hand and cash at banks (€ +48.5 million), inventories (€ +20.9 million), prepaid expenses (€ +18.2 million), and Shares in affiliated Companies (€ +12.6 million). The increase in inventories and the decrease in other assets resulted from a reclassification of combination compounds and compounds for clinical studies from other assets to inventories. The increase of prepaid expenses compared to the previous year is mainly due to higher accruals for external laboratory services and consumables in connection with the production of tafasitamab. 20 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

The increase in financial assets resulted from the acquisition of a 15% stake in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA. As of December 31, 2022, the Company recognized shares in HI-Bio valued at € +12.6 million. The change in marketable securities, other assets and cash and cash equivalents resulted from reallocations of cash investments in the context of portfolio optimization as well as from the consumption of cash and cash equivalents in the context of operating activities. A 10% increase in the euro versus the US dollar as of December  31, 2022, would have reduced the Assets of the Company by € 8.5 million. A 10% decline in the euro versus the US dollar would have increased the Assets of the company by € 10.3 million. Provisions, Liabilities and Deferred Income As of December  31, 2022, provisions totaled € 315.4 million, compared to € 629.9 million in the prior year. The decrease was primarily due to the change of the planning assumptions regarding the expected net cash flows related to financial liabilities from collaborations with Incyte (December 31, 2022: € 235.0 million, December 31, 2021: € 550.5 million). Changes resulted mainly from lower expected future sales revenues for Monjuvi in the USA. Furthermore, the provisions for external laboratory services decreased from € 50.0 million as of December 31, 2021 to € 45.7 million as of December 31, 2022. Liabilities decreased by € 36.1 million from € 446.1 million to € 410.0 million. This decrease mainly resulted from the change in liabilities that were not yet due as of the reporting date. Deferred income decreased by € 250.2 million from € 988.9 million to € 738.7 million. This is due to the following occurences related to the Agreement with Royalty Pharma. On October 27, 2022, MorphoSys's licensing partner GlaxoSmithKline (GSK) provided an update on its Phase III ContRAst program for otilimab. GSK has decided not to pursue regulatory filings for this program. On November 14, 2022, MorphoSys licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for otilimab and gantenerumab. Therefore, the deferred income related to these two programs has been partially released. The further release of the deferred income results from royalties received with Tremfya. The advance payments received in 2022 amounting to € 14.4 million are mainly from the collaboration with HI-Bio and have already been recognized as revenue. A 10% increase in the euro versus the US dollar as of December 31, 2022, would have reduced the Provisions, Liabilities and Deferred Income of the Company by € 28.0 million. A 10% decline in the euro versus the US dollar would have increased those by € 34.2 million. Equity On December 31, 2022, equity amounted to € 625.2 million, compared to € 212.5 million on December 31, 2021. The number of shares issued as of December  31, 2022 totaled 34,231,943 of which 34,165,963 shares were outstanding (December 31, 2021: 34,231,943 and 34,148,789 shares, respectively). Refer to notes “Common Stock” for further information. In comparison to December  31, 2021, the number of authorized ordinary shares increased from 7,287,025 to 9,195,696. At the Annual General Meeting on May  18, 2022, Authorized Capital 2022-I in the amount of € 1,978,907.00, was newly created. The reduction of Authorized Capital 2019-I in the amount of € 70,236 had an offsetting effect. In comparison to December 31, 2021, the number of ordinary shares of conditional capital decreased from 7,816,101 (7,816,101 €) to 6,804,134 (€ 6,804,134.00). In the course of this General Meeting on May 18, 2022,, the Conditional Capital 2020-I in the amount of € 806,947 and the Conditional Capital 2016-III in the amount of € 205,020 were reduced. On December 31, 2022, the Company held 65,980 treasury shares with a value of € 65,980 – a decrease of € 17,174 compared to December 31, 2021 (83,154 shares, € 83,154). The reason for this decrease was the transfer of 16,008 treasury shares or € 16,008 to the Management Board and selected employees of the Company (beneficiaries) from the 2018 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2022 and offered beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. In addition, 1,166 treasury shares or € (1,166) from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc. Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2022, was 65,980 (December 31, 2021: 83,154). As of December 31, 2022, additional paid-in capital amounted to € 836.6 million, compared to € 835.6 million as of December 31, 2021. The increase in additional paid-in capital of € 1.1 million resulted from the exercise of Stock Options. 21 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

The Profit for the Year 2022 of € 411.0 million is reported under “accumulated deficit”. As a result, the accumulated deficit carried forward decreased from € 680.8 million in 2021 to € 269.8 million in 2022. The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern. Financing The Company's equity ratio as of December  31, 2022, amounted to 30%, compared to a level of 9% on December  31, 2021. This increase is attributable to the net profit for the past fiscal year. Currently, the Company does not have any financial liabilities to financial institutions. Off-Balance-Sheet Financing MorphoSys does not use any off-balance-sheet financing instruments such as the sale of receivables, asset-backed securities, sale- and-leaseback transactions or contingent liabilities in combination with non-consolidated special-purpose entities. 22 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

23

Comparison of Actual Business Results versus Forecasts

A detailed comparison of the Company's forecasts versus the actual results can be found in Table 01.

Tab. 01: Comparison of Actual Business Results versus Forecasts

	2022 Targets	2022 Results
Financial targets	Research and Development Expenses between € 165 million and € 185 million	Research and Development Expenses of € 155.6 million; deviation from guidance mainly due to lower costs for external laboratory services as a result of the participation and license agreements for felzartamab and MOR210 with HI-Bio
	Selling, General and Administrative Expenses between € 80 million and € 95 million	Selling, General and Administrative Expenses of € 88.8 million
Proprietary Clinical Development	First proof-of-concept data from the ongoing clinical Phase 2 study of tulmimetostat (CPI-0209) in solid tumors and blood cancer	Presentation at the 34th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in October 2022: initial preliminary results from the ongoing Phase 1/2 trial of tulmimetostat (CPI-0209) as monotherapy in heavily pretreated patients with advanced cancers showed treatment response or disease stabilization in five cohorts of evaluable patients
	Additional data from the Phase 1/2 M-PLACE (proof-of-concept) study of felzartamab for the treatment of anti-PLA2R antibody-positive membranous nephropathy (MN)	On June 14, 2022, MorphoSys entered into an agreement with HI-Bio for exclusive worldwide rights to develop and commercialize felzartamab in all indications in all geographies except Greater China. HI-Bio will assume full responsibility for future development and commercialization costs in its territory. MorphoSys is eligible to receive payments from HI-Bio upon achievement of development, regulatory, and commercialization milestones, as well as tiered single- to low-double-digit royalties on net sales of felzartamab
	First data from the Phase 2 study (IGNAZ) to evaluate felzartamab in patients with immunoglobulin A nephropathy (IgAN)	
Clinical Development by Partners	MorphoSys' partner Roche expects a pivotal data readout of the GRADUATE 1 and GRADUATE 2 trials with gantenerumab in the second half of 2022. Roche initiated these Phase 3 development programs for patients with Alzheimer's disease in 2018.	In November 2022, Roche disclosed that the GRADUATE studies did not meet the primary endpoint of slowing clinical decline. As a consequence, Roche decided to discontinue all gantenerumab studies in early symptomatic Alzheimer's disease
	Initiation of a combination study (in collaboration with Incyte and Xencor) of tafasitamab, plamotamab, and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL, and relapsed or refractory follicular lymphoma (FL)	In May 2022, Xencor initiated a Phase 2 combination trial of the bispecific CD3xCD20 antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma

The Management Board's General Assessment of Business Performance

In the 2022 financial year MorphoSys made progress on its strategy and commitment in becoming a leader in hematology/oncology and making a meaningful difference in the lives of cancer patients. MorphoSys is highly committed to enhancing the standard of care for patients with difficult-to-treat blood cancers and laser-focused on delivering results for these important programs as soon as possible.

MorphoSys has made great progress on its own programs and priorities over the last 12 months. The pivotal Phase 3 studies with pelabresib and tafasitamab are enrolling well and we continue to be encouraged by this progress.

For our marketed drug Monjuvi, MorphoSys has continued to see gradual progress in median patient persistence in 2022. MorphoSys focuses its education efforts at increasing median time on therapy, to achieve the most durable results in eligible patients, and raising awareness about the important patient needs Monjuvi addresses.

However, MorphoSys also recognizes the competitive landscape has increased in 2022 due to approvals of additional second-line treatment options. As such, MorphoSys had to lower the expectations for sales growth in the second half of 2022.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Looking forward for Monjuvi, the largest opportunity is in the first-line DLBCL setting. The medical need is still high and there is significant interest from the medical community in the Phase 3 frontMIND study, which has had a positive effect on enrollment. In December 2022, MorphoSys presented updated tafasitamab results from the firstMIND trial at ASH 2022. In summary, the final analysis from firstMIND underscores the therapeutic potential of tafasitamab in combination with lenalidomide added on to standard R-CHOP therapy for patients with newly diagnosed DLBCL. Earlier, in September 2022, MorphoSys presented results at the SOHO conference from the ongoing L-MIND study showing that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided long-term efficacy in patients with relapsed or refractory DLBCL who were treated for at least two years. Pelabresib, MorphoSys’ late-stage BET inhibitor, was investigated further as a potential first-line treatment for patients with myelofibrosis. On December 11, 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Our pelabresib Phase 3 trial, MANIFEST-2, is on track and progressing well. We will continue to drive patient recruitment across geographies, and we expect to report topline data in early 2024. In addition to the late-stage pipeline, MorphoSys advanced its mid-stage program with the investigational EZH2-inhibitor tulmimetostat (CPI-0209) in a basket oncology trial. In October 2022, MorphoSys presented preliminary results at the 34th EORTC- NCI-AACR Symposium from the ongoing Phase 1/2 study of tulmimetostat monotherapy in heavily pretreated patients with advanced cancers. MorphoSys also continued during 2022 with the Phase 2 clinical studies of the CD38 antibody felzartamab in membranous nephropathy (MN) and IgAN, the most common form of glomerulonephritis. These studies were initiated in 2021 and patient enrollment was completed at the end of 2021 in the MN study. In June 2022 Human Immunology Biosciences (HI-Bio) obtained exclusive worldwide rights, with the exception of Greater China, to develop and commercialize felzartamab across all indications worldwide. Felzartamab is also being developed by I-Mab for Greater China, where, if approved, it may also be commercialized. I-Mab is currently pursuing clinical development in the indication multiple myeloma (MM). MorphoSys also concluded a global licensing agreement with Novartis for a preclinical program of inhibitors of a new cancer target molecule. Novartis will research, develop, and commercialize this program from MorphoSys’ subsidiary Constellation Pharmaceuticals. MorphoSys’ partner GSK provided an update on the ContRAst Phase 3 program for otilimab in October 2022. The studies ContRAst-1 and ContRAst-2 met their primary endpoints, but the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment to transform patient care for this difficult-to-treat population of patients with rheumatoid arthritis. As a result, GSK has decided not to progress with regulatory submissions. In November, Roche provided an update on gantenerumab and the GRADUATE studies in early Alzheimer’s disease. These studies did not meet the primary endpoint of slowing clinical decline and as a consequence, Roche stopped all gantenerumab studies in participants with early Alzheimer’s disease. While the results of the otilimab and gantenerumab trials were negative, MorphoSys remains focused on its strategy to invest in and develop its own pipeline. The late-stage studies, in particular for pelabresib, represent potential large value-creating opportunities over the mid to long term. In 2022, MorphoSys succeeded in advancing its late-stage pipeline and driving year-over-year growth of Monjuvi despite the increasing competitive landscape in second line r/r DLBCL. The advancement in the late-stage pipeline, especially with pelabresib being studied in combination with ruxolitinib in the first-line myelofibrosis setting, is an important reason for the Company’s positive view of 2022 and beyond. MorphoSys remains focused on the Company’s long-term development and growth to create long-term value for its shareholders. In the 2022 financial year, revenues increased to € 371.0 million and Profit for the Year amounted to € 411.0 million. Revenues resulted primarily from the release of deferred income in the amount of € 190.2 million. This is due to the following occurences. On 24 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

October 27, 2022, MorphoSys's licensing partner GlaxoSmithKline (GSK) provided an update on its Phase III ContRAst program for otilimab. GSK has decided not to pursue regulatory filings for this program. On November 14, 2022, MorphoSys licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for otilimab and gantenerumab. Therefore, the deferred income related to these two programs has been partially released. Also included were external revenues generated from antibody collaboration and license agreements with the customers Royalty Pharma, Janssen, and HI-Bio. Revenues from royalties on net sales of Tremfya amounted to € 60.0 million in 2022. The change in Net Profit / Loss compared to the previous year resulted mainly from higher sales compared to the previous year as well as from the change of the planning assumptions regarding the expected net cash flows related in connection with the collaboration and license agreement with Incyte recognized in other provisions. Changes resulted mainly from lower expected future sales revenues for Monjuvi in the USA. Our cash and cash equivalents of € 604.9 million are a confirmation of the strength of the Company’s financial resources. 25 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Outlook and Forecast General Statement on Expected Development MorphoSys has identified the following strategic value drivers: • Achievement of further market approvals for advanced drug candidates such as pelabresib and tafasitamab • Revenues from the commercialization of Monjuvi The Management Board expects the following to be among the developments taking place in 2023: • advance the proprietary clinical development of pelabresib and tulmimetostat (CPI-0209) as well as explore tafasitamab’s potential use in additional disease indications • full patient enrollment in the MANIFEST-2 study of pelabresib • drive sales of Monjuvi in the U.S. with commercialization led by the Company’s own capabilities and its partner Incyte The expected developments and progress of the pipeline are presented in detail below in the section “Future Development and Expected Business Performance.” Strategic Outlook MorphoSys invests a significant portion of its financial resources in the clinical development of its own drug candidates. The Company is focused on diseases in the hematology/oncology area. The Management Board believes a focus on proprietary drug development and commercialization offers the best path to creating long-term shareholder value. The Management Board has prioritized the further clinical development of pelabresib, tafasitamab, and tulmimetostat and managing its liquidity. Revenues from the commercialization of Monjuvi are expected to contribute. Further partnerships could also be entered into to leverage the full potential of the Company’s own development candidates. Pelabresib is viewed by the Management Board as a drug that may have the potential to improve the treatment of myelofibrosis. In ongoing clinical trials, pelabresib is demonstrating that the mechanism of action of the BET inhibitor has significant effects on all four major disease characteristics in myelofibrosis: reduction of spleen size, reduction of disease related symptoms, improvement of anemia and normalization of bone marrow fibrosis. Direct revenues from the commercialization of Monjuvi have the potential to contribute to MorphoSys’ value creation strategy. Following the 2020 approval and launch of Monjuvi in the U.S., Minjuvi was subsequently approved in Europe, Canada, and other jurisdictions. Further launches in other countries by MorphoSys’ partner Incyte are also conceivable. MorphoSys is entitled to royalties on sales in all regions outside the U.S. MorphoSys and Incyte have also identified significant unmet medical need and commercial opportunities for tafasitamab outside of DLBCL in non-Hodgkin’s lymphoma. The Management Board believes tafasitamab could offer considerable future potential, not only as a first-line therapy in DLBCL, but also in other indications such as r/r follicular lymphoma (FL) and r/r marginal zone lymphoma (MZL). Partnerships can also help generate value through milestone payments and royalties in the event of market approval (revenue sharing). Partnered programs such as felzartamab with HI-Bio and I-Mab or abelacimab with Anthos Therapeutics are the next candidates that could reach the market In order to accomplish the overriding aim of being a leader in hematology/oncology, continually investing in the Company’s further development is not only sensible, but also essential. Expected Economic Development In its January 2023 report, the International Monetary Fund (IMF) projected global economic growth of 2.9% in 2023, compared to 3.4% for 2022. According to the IMF, the global fight against inflation, the war in Ukraine, and a resurgence of COVID-19 in China weighed on global economic activity in 2022, and the first two factors are expected to continue to do so in 2023. The rapid spread of COVID-19 in China dampened growth in 2022, but the recent reopening has paved the way for a faster- than-expected recovery. Global inflation is expected to fall from 8.8% in 2022 to 6.6% in 2023, although that is still above pre-pandemic (2017–2019) levels of 26 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

about 3.5%. Looking forward – on the upside, a stronger boost from pent-up demand in numerous economies or a faster fall in inflation are plausible. On the downside, severe health outcomes in China could hold back the recovery, Russia’s war in Ukraine could escalate, and tighter global financing conditions could worsen debt distress. Financial markets could also suddenly reprice in response to adverse inflation news, while further geopolitical fragmentation could hamper economic progress. Growth in advanced economies is anticipated to reach only 1.2% in 2023, compared to 2.7% for 2022. The IMF expects growth in the euro area to be 0.7% in 2023 compared to 3.5% for 2022. Growth in Germany is anticipated to be 0.1% in 2023 (2022: 1.9%), and the IMF projection for U.S. economic growth in 2023 is 1.4% (2022: 2.0%). The IMF’s 2023 growth forecast for emerging and developing countries is 4.0% (2022: 3.9%), and growth in China in the coming year is projected at 5.2% (2022: 3.0%). Russia’s economy is anticipated to grow by 0.3% in 2023, compared to a decline of 2.2% for 2022. MorphoSys AG has implemented a business continuity plan to largely prevent the collapse of critical business processes and ensure their resumption in the event of a natural disaster, public health emergency such as the novel coronavirus, or other serious events. However, depending on the severity of the situation, it may be difficult or, in some cases, impossible to avoid an interruption in our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business. Expected Development of the Life Sciences Sector In mid-January 2023, BioCentury published its 31st annual Buyside View, interviewing 12 investors to learn about their predictions and sentiments regarding the year ahead. The report found that, despite the extended downturn, the investors see plenty of milestones to drive excitement in 2023. This includes critical commercial tests of newly approved gene therapies, the cardiovascular benefits of obesity drugs, and further validation of amyloid as an Alzheimer’s target, offering the potential for a wide range of opportunities for substantial value creation in 2023. Positive catalysts will be essential for both market performance and fundraising again for 2023. While the bar for investing will remain high, the interviewed investors identified several themes across upcoming clinical, regulatory, and commercial catalysts that could drive excitement and create meaningful value. Investors are expecting continued progress in bispecifics and antibody-drug conjugates for cancer, but the still seemingly long runways ahead of the next transformational technologies, such as allogeneic cell therapies, have turned many of the 2023 conversations to other therapeutic areas. Indeed, little consensus on oncology themes emerged from the interviews, with some investors still keenly interested in targeted therapies and others suggesting the space may be cooling off somewhat after the excitement of recent years. In 2022, 37 new compounds were approved by the U.S. FDA, down from the 50 approved in 2021. In addition, there were ten Biologics License Application (BLA) approvals in 2022. In the EU, the number of new drugs and vaccines authorized for marketing hit a new high in 2022, with 55 products receiving a centralized marketing authorization, compared with 52 in 2021, which itself was a record number. According to the report by PricewaterhouseCoopers (PwC) entitled “Pharmaceutical & Life Sciences: US Deals 2023 Outlook,” M&A activity in 2023 is projected to be between US$ 225 and 275 billion for the year, across all subsectors. This would be an increase compared to 2022, when the total value of deals was US$ 158.5 billion, a 41% decrease compared to 2021. As the overall economic outlook stabilizes somewhat, the need to invest to achieve transformation will remain unparalleled. Achieving scale to deliver shareholder value is critical. PwC indicates it continues to expect that deals in the US$ 5 billion to US$ 15 billion range will be the market sweet spot but sees the potential for one or more deals in the US$ 20 billion to US$ 40 billion range before year-end. With the outcomes of the U.S. midterm elections known and the effect of the Inflation Reduction Act on pricing better understood, some of the uncertainty that plagued the sector in 2022 should be in the past. Future Development and Expected Business Performance MorphoSys will continue to invest in the clinical development of its own drug candidates, with the majority of funds directed towards developing the Company’s proprietary drug candidates pelabresib, tafasitamab, and tulmimetostat (CPI-0209). Most of these funds will be used in the short to medium term for advancing the broad clinical development of pelabresib and tafasitamab. In March 2023, MorphoSys announced that it will terminate its preclinical research programs and discontinue all related activities and will focus its resources on its mid- to late-stage oncology pipeline. The planned investments in proprietary drug candidates are expected to continue to lead to the progressive maturity of the pipeline’s product candidates. 27 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

The following events and development activities planned for 2023 and beyond include the following: • full patient enrollment for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) in 2023 with topline results anticipated in early 2024; • primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) in 2024; • primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025. We also expect individual product candidates developed by partners to continue to mature in programs where MorphoSys benefits from royalties and milestone payments if successful. Whether, when, and to what extent any news is published after the studies’ primary completion is solely at the discretion of our partners. Expected Development of the Financial Position and Liquidity In business year 2023, research and development expenses are expected to be in the range of € 165 million to € 180 million while selling, general and administrative expenses are expected to be in the range of € 85 million to € 95 million. The guidance is subject to a number of uncertainties, including the development of the inflation, the potential for variability from Monjuvi, another COVID-19 or similar pandemic, and its impact on our business and that of our partners. Failures in drug development could also have an adverse effect on MorphoSys. Negative effects from other pandemics are also possible, and cannot be excluded. Revenue growth in the short to medium term will depend on the Company’s ability to successfully continue to commercialize Monjuvi. At the end of the 2022 year, MorphoSys had cash and investments (consisting of Cash on Hand and Cash at Banks, Other Securities presented under Current Assets and Other Assets) of € 604.9 million (December 31, 2021: € 824.2 million). The liquid funds are predominantly required to finance and advance the development of the proprietary portfolio to key clinical milestones, including pivotal data readouts for pelabresib and tafasitamab. The management board believes that the cash and other liquid financial assets will be sufficient to fund the operating activities and other cash requirements for at least the next 12 months after the data readout of the Phase 3 MANIFEST-2 study which is expected in early 2024. Dividend The separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), show an accumulated deficit, which prevents the Company from distributing a dividend for the 2022 financial year. In view of the anticipated losses in 2023, the Company expects to continue to report an accumulated loss for the 2023 financial year. MorphoSys plans to invest further in the development of proprietary drugs and commercialization of Monjuvi. Based on these plans, MorphoSys does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions about events that could affect the Company’s business in 2023 and beyond. Future results may differ from the expectations described in the section “Outlook and Forecast.” The most significant risks are described in the risk report. 28 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Risk and Opportunity Report We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the pharmaceutical and biotechnology industry are influenced by a variety of factors. Global demographic changes, medical advances, and the desire to improve quality of life offer excellent growth opportunities. Companies must also, however, grapple with the growing regulatory requirements in the areas of drug development and commercialization, as well as the cost pressures weighing on healthcare systems. We systematically identify new opportunities and leverage our business success to generate a sustainable increase in the Company’s enterprise value. In our industry, entrepreneurial success is not achievable without conscious risk-taking. Our integrated risk and opportunity management system identifies the relevant issues, assesses them, and takes suitable action to avert threats so we can achieve our corporate objectives. We assume a risk only when it involves an opportunity to increase the Company’s value. Principles of Integrated Risk and Opportunity Management We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position, as well as a direct effect on intangible assets, such as our reputation in the sector or our brand name. We define risk as internal or external events that could have a direct adverse impact on the achievement of our corporate objectives. Opportunities represent positive deviations from our corporate planning and are in direct relation to risks. Our integrated risk and opportunity management system is therefore an integral part of our corporate governance practices to ensure adherence to the principles of good corporate governance and compliance with the regulatory requirements. We have a comprehensive system in place to recognize, assess, communicate, and manage our risks, and to identify our opportunities at an early stage. The Company-wide integrated risk and opportunity management system focuses on major risks that alone or in combination with other risks could potentially jeopardize the existence of the company. Risks and opportunities that do not meet this criterion are deliberately excluded from the system and managed and monitored on a decentralized basis at the level of the respective organizational unit. The integrated risk and opportunity management system is described in a risk manual containing all the key elements of the process. During the 2022 financial year, we continued to develop our risk and opportunity management system. The major focus was on refining the methodology for determining risk-bearing capacity and risk aggregation. Furthermore, we have updated the number of risk assessment categories (likelihood & impact of risk), and we are applying a 4x4 matrix that is described in table 09. We believe that this new categorization is better reflective of the risk allocation for companies with our business model. Organization of Integrated Risk and Opportunity Management Our Management Board is responsible for the integrated risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored, and presented in their entirety. The system’s Company-wide coordination, implementation, and further development are the responsibility of the Global Risk Management function, which reports directly to the Chief Financial Officer. The Supervisory Board has tasked the Audit Committee with monitoring the effectiveness of our risk management system. The Audit Committee reports its findings to the entire Supervisory Board twice a year. Risk ownership is generally assigned at the level of the respective Executive Committee member. This group is defined as “risk owners.” As part of the integrated risk and opportunity management process, risk owners receive support from “risk agents.” Risk agents are experienced employees and generally members of the Global Leadership Group. They identify the risks in their respective areas in close coordination with the central Global Risk Management function. The distinction between the responsibilities of risk owners and risk agents is based on MorphoSys’ global management and operating model. The central Global Risk Management function initiates and directs the systematic risk identification process. The Group’s Financial Planning & Analysis (FP&A) department is part of the risk management process, which ensures that there is a tight link between risk and opportunity management and corporate planning. Global Risk Management plays an important role in analyzing the interdependencies of risks and giving an objective risk assessment. 29 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

The Corporate Internal Audit department is also closely involved in the risk and opportunity management process. In addition to continuously liaising with the Global Risk Management function, the Internal Audit department receives the risk reports so that it can incorporate the findings into its risk-based audit plan. In accordance with this plan, the Internal Audit department also conducts audits relating to integrated risk and opportunity management at irregular intervals. Figure 01 provides an overview of the organization and responsibilities of our integrated risk and opportunity management system, which is based on the globally recognized “Three Lines Model” and meets the statutory requirements for the responsibilities of the Management Board and supervisory bodies. Fig. 01: Risk and Opportunity Management System at MorphoSys 30 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

31

Process and Reporting of Integrated Risk and Opportunity Management

As part of our integrated risk and opportunity management process, all our major risks are identified and assessed by the relevant departments and reported in a structured form to Global Risk Management. This routine process takes place twice a year in what is called a "risk run." To address significant changes in material risks between the risk runs, the risk owners and risk agents are required to submit their respective reports to Global Risk Management via an ad hoc process. Various quality assurance measures have been implemented to ensure that the departments involved initially assess and record the risks as objectively as possible. These measures include a kick-off meeting to present the key aspects of the integrated risk and opportunity manual, as well as close monitoring of the reporting process by Global Risk Management. After receiving the feedback from the risk agents, Global Risk Management carries out an initial review to identify the principal risks and highlight the interdependencies between identified risks. Workshops are held with selected risk agents and the leadership of the departments Financial Planning & Analysis (FP&A) and Accounting & Tax, in which the key risks and opportunities are calibrated based on the initial feedback. Furthermore, the key statements for the risk report to the Management Board and Supervisory Board are aligned in these meetings.

The risk assessment is derived from an evaluation of each risk's probability of occurrence and impact using a four-point scale, as shown in Table 02. In terms of impact, MorphoSys distinguishes between financial and non-financial impact. In line with common practice, impact is measured by the net position of risk, i.e., the compensating effect of implemented countermeasures is already considered. Beside others, countermeasures comprise the transfer of risks (through usage of insurance policies) and risk mitigating measures such as internal controls. MorphoSys adheres to a proactive approach of risk steering which means that the risk-bearing business departments are required to implement respective countermeasures. For those risk areas that are considered as significant, Global Risk Management performs a review of the implemented countermeasures. Financial impact is defined as a negative deviation from the Company's cash flow forecast. For risks without direct impact on the cash balance, the quantitative measurement is based on the impact on the consolidated profit and loss. In this connection, financial impact is considered for the short term (12–15 months) and for the long-term timeframe exceeding this period. In our integrated opportunity and risk management system, non-financial risks are defined as circumstances that do not have a direct impact on the Company's liquidity situation or consolidated profit and loss during the planning period, but still have a negative impact on the achievement of the Company's targets. Examples include the loss of reputation or key employees, both of which can have a sustained impact on the Company's potential for success. Another example specific to our industry is the impact of delays in patient recruitment for clinical trials. Such delays initially lead to lower costs, which from a purely mechanical standpoint represent an opportunity when compared to initial planning, but in the long term have a negative effect causing a delay in the development plan, which outweigh the short-term benefit of lower costs. The integrated opportunity and risk management system addresses both the opportunities and risks of the Company, with systematic quantification and aggregation being performed only for risks.

Tab. 02: Risk Assessment Categories

			Significant risks	
Probability of occurrence				
> 50%	Moderate ■■	Medium ■■■	High ■■■■	High ■■■■
30% to < 50%	Low ■	Moderate ■■	Medium ■■■	High ■■■■
10% to < 30%	Low ■	Moderate ■■	Moderate ■■	Medium ■■■
< 10%	Low ■	Low ■	Low ■	Moderate ■■
Financial impact*				
Short-term	< € 5 million	€ 5 million to < € 15 million	€ 15 million to < € 25 million	> € 25 million
Long-term	< € 15 million	€ 15 million to < € 45 million	€ 45 million to < € 75 million	> € 75 million
Impact category	Manageable	Medium	Material	Critical
Qualitative equivalents	Low impact on value creation potential, e.g., significant delays or failure of early-stage research projects	Medium impact on value creation potential, e.g., delays or failures of early or mid-stage studies or manageable adverse commercial developments	Strong impact on value creation potential, e.g., delays in clinical trials for major programs or entrance of new direct competitors	Significant impact on value creation potential, e.g., failure of clinical trials in major programs or diametral (unexpected) changes in the competitive environment
	Low impact on reputation and ability to continue operations, e.g., unexpected departure of key employees	Medium impact on reputation and ability to continue operations, e.g., potential difficulty in communicating with healthcare academia and institutions	Severe impact on reputation and ability to continue operations, e.g., reports of compromised patient safety or a significant cybersecurity attack	Significant impact on reputation and ability to continue operations, e.g., loss of approvals due to severe patient safety issues or catastrophic operational events at the Company

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Description of Key Opportunities Increasing life expectancy in industrialized countries and changes in income and lifestyle in emerging markets are expected to drive the demand for new and innovative treatments and advanced technologies. Progress in science and medicine has led to a better understanding of the biological processes of disease. This, in turn, paves the way for new therapeutic approaches. Our key opportunities are described in Table 03 and ranked according to their expected potential value contribution and strategic relevance. Tab. 03: Summary of MorphoSys' Key Opportunities Opportunities Full realization of pelabresib’s potential in product development Full realization of tafasitamab’s potential in product development and commercialization Further advancement of current proof-of-concept study for tulmimetostat Additional income from milestones and royalties from partnered programs Full Realization of Pelabresib's Potential in Product Development We believe pelabresib has the potential to enhance the standard of care in myelofibrosis. This assessment was underlined by the presentation of confirmatory Phase 2 data (MANIFEST) at the American Society of Hematology conference at the end of the last financial year. The approval of pelabresib could unlock significant positive and transformative potential for MorphoSys in an indication where there is a high need for improved treatment options for approximately 18,000 patients in the U.S. To intensify further product development, MorphoSys has already adapted the study’s design and plans to enroll more patients in the active Phase 3 study. One of the Company-wide strategic priorities, in addition to the activities already completed, is to ensure the active study’s smooth and prompt completion. Full Realization of Monjuvi's (Tafasitamab's) Potential in Product Development and Commercialization Monjuvi (tafasitamab-cxix) is our first commercial product. MorphoSys is focusing on commercializing Monjuvi in the U.S. market with its partner Incyte. MorphoSys will receive royalties for the commercialization outside the U.S., which will be handled by Incyte. Data from the L-MIND study published in 2022 supports previous findings on the existing long-term treatment outcomes. We are focused on education efforts to drive Monjuvi's uptake against a backdrop of a increasingly competitive landscape.. In addition to the focus on Monjuvi’s commercialization, we are also prioritizing further development in DLBCL and beyond, particularly within the scope of our active Phase 3 trial in first-line DLBCL, tafasitamab’s development in FL, and combination studies with other promising drugs. If approval is granted in important markets after completion of the clinical phases, there is a possibility of a significant increase in medium and long-term sales potential. Further Advancement of Current Proof-of-Concept Study for Tulmimetostat Tulmimetostat is a potentially best-in-class EZH2 inhibitor currently in Phase 2 development for advanced solid tumors and blood cancer. Interim results from the ongoing feasibility study show activity with regards to efficacy. Our focus is to continue the development and gain further insights from the data generated. Further in-house development, co- development with a partner, and out-licensing are all conceivable options to accomplish this. Additional Income from Milestones and Royalties from Partnered Programs As previously described, our business focus during the past few years has shifted away from traditional contract research towards proprietary product development and commercialization, especially since our acquisition of Constellation. Due to programs partnered in the past, however, MorphoSys may still be entitled to substantial cash inflows from milestones and/or licensing income in the future. This is the case for milestone payments or royalties for product sales for felzartamab and MOR210, as both compounds were out-licensed to HI-Bio in the most recent financial year. MorphoSys’ partners, such as Novartis, with whom the Company has a longstanding research collaboration, also have other drugs in development. The compounds that are most advanced in clinical development are ianalumab, abelacimab, and setrusumab. All of them are currently being investigated in pivotal studies by our partners. 32 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

33

Description of Key Risks

In this report describing the key risks, we explain the financial and non-financial risks that we consider to be most relevant for the achievement of the Company's targets in 2023 and beyond. We assign specific risk to overarching risk categories. The following overview provides an explanation and summary of the different risk categories and a description of the items generally included in these categories.

Tab. 04: Overview of Risk Categories

Category	Explanation
Strategic risks	This category focuses on risks related to the key (long-term) value drivers of the Company. Therefore, this category encompasses mainly those risks resulting from a deviation in the progress of our proprietary clinical development programs from the clinical development plan. Also included in this category are risks arising from the general business strategy, such as the risks associated with current or potential collaborations.
Operational risks	Risks in this category consist of those material risks that are attributable to the Company's operations. In particular, those risks are related to the execution of processes, which also includes ensuring business operations in the event of disruptions such as catastrophe situations or cybersecurity incidents.
Commercial risks	Commercial risks are those related to the marketing of approved products. In the forecast period, this comprises mainly the sales performance of Monjuvi/Minjuvi®.
Financial risks	This category groups together risks that are directly related to the organization's finances. Examples include exchange rate risks, the access to and securing of adequate financing, and tax-related risks.
Regulatory and compliance risks	Regulatory and compliance-related risks include risks arising from compliance with laws and equivalent regulations. Particularly relevant are industry-specific regulations in the area of healthcare compliance and GxP-relevant issues and risks relating to safeguarding intellectual property (IP).

The assessment of risk relevance is not distinguished according to category, but instead by impact and probability of occurrence. For this reason, the major risks listed in Table 05 do not always include risks from all five categories.

Tab. 05: Overview of MorphoSys' Most Significant Risks

Risk	Category	Impact Category	Assessment	Change vs. the Previous Year
Risks in the clinical development of pelabresib	Strategic	Critical	Medium ■■■	
Risks in the clinical development of tafasitamab	Strategic	Critical	Medium ■■■	
Competitive and market risks	Commercial	Medium	Moderate ■■	
Personnel risks	Operational	Medium	Moderate ■■	
Long-term refinancing risk	Financial	Critical	Medium ■■■	↑
Currency risks	Financial	Medium	Moderate ■■	
Tax risks	Financial	Critical	Medium ■■■	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Changes Compared to Previous Year Changes in our most significant risks are presented in Table 05. In the opinion of the Management Board, the following risks are not considered significant anymore, which is either because the risk is obsolete or because the assessment of the impact and likelihood of the risk has changed compared to the previous fiscal year: • Risks associated with access to patients (due to COVID-19) • Risk associated with the integration of Constellation • Supply chain-related risks The impact of the COVID-19 pandemic on the business operations of MorphoSys has decreased in the course of the most recent fiscal year. In contrast to the broad impact felt in many industries, the direct impact on MorphoSys was largely limited to its access to treatment facilities and patients, which affected not only the commercialization of Monjuvi, but also clinical study recruitment and operation. In the detailed presentation of material risks, the risks arising from developments associated with the COVID-19 pandemic are therefore assigned to the corresponding general categories. In the opinion of the Management Board, the impact of the COVID-19 pandemic on business operations for the new fiscal year is considered manageable, assuming no new, unexpected facts and circumstances materialize. Furthermore, the Company performed an assessment of the impact of the Russian war on Ukraine. Although MorphoSys does not maintain business operations in the affected countries, the Company is exposed to the indirect effects such as the increasing cost of energy, inflation, and fluctuating foreign exchange rates. The anticipated impact is considered manageable and is already reflected in the most recent corporate budget. Additional risks are presented subsequently, and are discussed in the respective risk category. Strategic Risk Strategic risks are those risks that affect the long-term viability of our current and future business success. In line with our business model, these risks are primarily those that arise when the progress of our own major development programs deviates from the clinical development plan. Generally speaking, interim results from clinical trials may result in a study’s discontinuation or a modification in its design. There is also a possibility that regulatory authorities may not accept our proposed clinical development strategy or our application based on the data and/or may not grant approval or withdraw the granted approval under specific circumstances. Risks could also arise from current or future collaborations or other business development activities, which can negatively affect our potential to create strategic added value. Pelabresib Development Risk As outlined in the description of opportunities, we believe that pelabresib has the potential to become the standard of care in myelofibrosis. Our view is based on the assumption that the clinical endpoints of the MANIFEST-2 pivotal study will be met. However, failure of such studies is an inherent risk of clinical development and only partially under MorphoSys’ control. One of the necessary prerequisites for successful development is our ability to recruit a sufficient number of patients to generate meaningful data. Immediately following our acquisition of Constellation, we established a task force to ensure we achieve this. We also set up additional locations for our clinical studies. Nevertheless, despite these measures, there is still a risk that the clinical endpoints will not be met, or met only to a limited extent, or that there will be a delay in comparison to the original development plan, any of which could have a significant impact on the Company’s potential for future value creation. Tafasitamab Development Risk Similar risks exist for clinical trials in other indications as well as for approvals for tafasitamab, which we are working on together with our collaboration partner Incyte. We have implemented measures to ensure that we can promptly enroll patients. The achievement of the clinical endpoint is again beyond MorphoSys’ control and is an inherent risk of clinical development. 34 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Tulmimetostat Development Risk (CPI-0209) In addition to our two main clinical programs, we have tulmimetostat (CPI-0209) in clinical development. It is currently being investigated in a “proof-of-concept” study. Based on the outcome of the study there are further opportunities for clinical development. However, these studies also carry the risk that the clinical endpoints will not be achieved to a satisfactory extent and that consequently the full potential to generate value cannot be achieved. Business Development Risk Due to the high cost of clinical trials, we are not able to conduct all scientifically feasible development projects independently and need to prioritize our investments based on business decision models despite our strong liquidity. Collaborations with other partners may be an alternative for development projects investigating our product candidates in new indications. Should such collaborations fail to materialize, there is a risk that we will not be able to realize the Company’s potential to create value. However, this does not represent a risk compared to our forecast, as the latter does not include such an assumption due to the uncertainty of the conclusion or the conditions of possible collaborations. Commercial Risk In July 2020, MorphoSys received accelerated FDA approval for the commercialization of Monjuvi in the U.S. Since that time, the relative importance of revenues generated from our own commercialization of the product with our partner Incyte has been steadily increasing. Whilst we identified a specific commercial risk related to limitations in access to patients due to COVID-19 in the previous year, competition and market risks are considered relevant for our forecast period and beyond. Competitive and Market Risk Despite our innovative products, we operate in a competitive environment not only for existing therapies but also unapproved therapeutic alternatives still in clinical research. We meet these challenges through a combination of education about our product and additional data from ongoing clinical studies. Nevertheless, there is a risk that the preferred therapies may change over time, that competitive products will be approved, or that existing therapies will gain market share at our expense. We also adjusted our forecast with regards to the commercial potential of Monjuvi in the approved indication, and therefore the risk of adverse deviations to our guidance is considered as moderate overall. There is also significant pressure to contain healthcare costs in the European and North American markets, and payers have taken actions that may result in access restrictions or lead directly and indirectly to price reductions for our products. We expect these efforts to increase and expand over time and are continuously monitoring the related discussions. However, due to the political situation in the U.S., our core sales market, we do not expect any significant impact from such regulatory measures during the forecast period. Operational Risk Operational risk includes material risks that are attributable to the Company’s operations, specifically those related to the execution of processes such as maintaining business operations in the event of catastrophic events or cybersecurity incidents. Supply Chain Risk MorphoSys does not produce its own active pharmaceutical ingredients but outsources this manufacturing to contract manufacturing organizations (“CMOs”), which is typical for a number of comparable companies in our industry. We have contractual agreements in place and perform continual monitoring. The risk of supply chain disruptions is tackled by securing a safety stock. Due to the measures implemented, delays in the supply of products for clinical trials and commercial use during the forecast period are assessed as low-risk. 35 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Personnel Risk MorphoSys’ key asset is its employees, and the inability to acquire, develop and retain talent might adversely affect our ability to generate value. MorphoSys has offices in Germany, a country with a high demand for personnel and a correspondingly large number of competing biotechnology companies. To maintain its image as an attractive employer for skilled personnel, MorphoSys offers competitive compensation and a range of options for personnel development. Succession planning for key positions ensures that there is no significant risk arising from the level of employee turnover that is typical for the industry and the Company’s location. Nevertheless, unexpected turnover of employees in key positions might adversely impact our ability to achieve our short- and long term goals resulting in a moderate risk. IT and Cybersecurity Risk Cyber risks encompass all risks to computer and information networks, IT infrastructure, and IT-based business and production processes resulting from exposure to sabotage, espionage, or other criminal acts. Should the established security measures fail, MorphoSys could suffer reputational damage as well as payment obligations arising from contractual and legal claims from customers, contractual partners, and public authorities. An increase in the professionalization of cyberattacks has become evident in the past several years, with social engineering techniques increasingly being used in addition to purely technological attacks. MorphoSys has implemented extensive safeguards in information technology and cybersecurity. Internal controls and quality assurance procedures have been rolled out across all major applications and underlying networks and infrastructure. We have advanced systems to prevent unauthorized intrusions and support the timely monitoring of attacks on our IT systems. A qualified Computer Emergency Response Team (CERT) has also been established in addition to extensive preventive training and awareness- raising measures for employees. Further details on our IT and cybersecurity measures can also be found in the “Information Technology” section in the Statement on Corporate Governance. Business Continuity Risk MorphoSys has implemented a business continuity plan to prevent the widespread collapse of critical business processes and ensure their resumption should a natural disaster, pandemic situation, or other serious event occur. However, depending on the severity, it may be difficult or impossible for us to continue our business for a significant length of time. Our disaster recovery and business continuity plans may prove inadequate should a severe disaster or similar event occur. We may also incur significant costs that could have a material adverse effect on our business. Mobile working is common practice at MorphoSys. Except for a few tasks that require an on-site presence, business can continue off-site without significant restrictions. As a result, business continuity risk is classified as low. Financial Risk Our financial risk management aims to mitigate financial risks and balance these risks with the needs arising from our business activities. As part of our financial risk management, we continuously monitor current developments in the tax legislation of our sales markets and operating sites so that we can identify and address tax risks at an early stage. Long-Term Refinancing Risk MorphoSys has sufficient liquid funds to ensure business operations for the forecast period without requiring additional proceeds from external refinancing. However, in the current capital market environment, opportunities for external financing are limited compared to the prior year. In order to determine the medium and long-term liquidity requirements, MorphoSys maintains a comprehensive liquidity plan based on our corporate planning that includes the simulated effects of various scenarios. To further reduce our financial risk, we take the outcome of the liquidity plan into account when prioritizing research and development projects and determining the financing requirements. Whilst the opportunity for equity financing is limited if the share price remains at a low level, MorphoSys also has access to other non-dilutive financing options, such as opportunistic out-licensing of (pre)clinical assets or the sale of potential future royalties. Liquidity Risk Unexpected fluctuations in revenues, unplanned adverse developments in expenses, and external events and changes in the business environment can all have a negative impact on our short to medium-term liquidity and profitability. To ensure our short- term liquidity, we invest a sufficient share of our financial assets in short-term financial instruments. The tactical allocation of our financial assets is aligned in monthly meetings with the Company’s Chief Financial Officer, Head of FP&A, and Head of Treasury and M&A. 36 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Currency Risk MorphoSys generates a large percentage of its revenues in U.S. dollars. U.S. commercialization costs and R&D costs are also incurred in U.S. dollars, and the proportion of these costs has increased following the acquisition of Constellation. As long as the costs in U.S. dollars exceed U.S. dollar revenues, a further depreciation in the EUR/USD exchange rate represents a short and medium-term risk for MorphoSys. The Financial Planning & Analysis and Corporate Treasury departments continuously monitor changes in the EUR/ USD exchange rate. A strategy for investing in U.S. dollar financial products has been developed in consultation with the Chief Financial Officer and in line with the internal guidelines for investing in financial products. Interest Rate and Default Risk As a result of the ongoing, tense economic situation in Europe, the potential insolvency of banking institutions continues to represent a financial risk. We are therefore continuing to invest, when possible, only in funds and products of banks that are considered safe and have a high rating or are backed by a strong partner. We diversify and invest in lower-risk money market funds in order to limit our exposure to individual financial institutions. A strategy that excludes all risks of potential bank insolvencies would be too expensive and impractical. German government bonds, for example, are a very safe investment. However, this is compensated by a relatively low interest yield. Tax Risk The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk valuation system. Regulatory and Compliance Risk Regulatory and compliance-related risks include risks arising from failing to comply with laws and equivalent regulations. Of particular relevance are risks related to industry-specific regulations in the area of healthcare compliance, GxP-relevant issues, and risks concerning the protection of intellectual property (IP). MorphoSys has implemented extensive systems and processes to minimize these risks. Due to the implemented countermeasures, these risks in the financial year were classified as low overall. Compliance Risk In the area of healthcare compliance, the focus is on combating bribery and corruption and on key regulations governing commercialization activities in the U.S., such as the Anti-Kickback Statute, the False Claims Act, the Open Payments Act, and the Food, Drug, and Cosmetic Act. A relevant compliance risk is that the Company might fail to fully grasp operational challenges and, as a result, the compliance management program (CMP) might not be established in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that takes into account all of the current trends and applicable requirements, including the Code of Conduct; the Global Anti-Bribery Policy; the Global Policy on Interactions with Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; the Global Fair Market Value Policy; the Global Policy on Transparency and Disclosure of Transfers of Value to Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; and the relevant U.S. and German guidelines. We also have a Global Compliance Committee that meets quarterly and makes informed decisions on the further development of the CMP. Regular training sessions are held, which are aimed at all employees as well as specific employee groups. A guide for the sales force has also been developed to help the sales team implement the guidelines in their daily work. An extensive onboarding program is offered to new employees in both Germany and the U.S. A compliance risk assessment is conducted annually, in which feedback is gathered from selected members of the Company’s executives to evaluate and minimize risks. Our control activities feed into our training and communication priorities. None of these measures would be possible without a clear message from the management: our Management Board members emphasize the importance of compliance regularly, including at events during the annual Compliance Week, which took place again in the reporting year. Further details on our CMP can be found in the Statement on Corporate Governance in the section “Compliance Management Program.” 37 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

GxP-Related Risk Companies that research, develop, and produce drugs and active ingredients for commercial use are subject to comprehensive regulations known as GxP regulations. Compliance with these regulations is essential to receive approval from regulatory authorities. GxP-relevant risks can arise from a number of business areas if quality standards are not met. To counter these risks, we are committed to meeting the highest quality standards in our business operations, as outlined in our separate non-financial group Report*. Certain risks may arise if the internal quality management system fails to meet legal requirements or fails to implement internal systems to detect quality issues. If internal controls are unable to detect guideline violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP), Good Distribution Practice (GDP), or Good Pharmacovigilance Practice (GVP), this would also represent a compliance risk. To minimize risk, the internal quality management system is also regularly reviewed by external experts and subjected to recurring audits by an internal, independent quality assurance department. * This information is not part of the management report that is subject to audit. Intellectual Property Risk The patent protection of our proprietary technologies and active ingredients is vitally important to realizing the expected benefits. To mitigate risks in this area, we monitor new patents as well as patent applications and analyze the corresponding results. We also develop strategies to ensure that third-party patents and patent applications do not restrict our own activities. In doing so, we try to safeguard our freedom of action with regard to our proprietary technology platforms and products as much as possible. Risks in this area can arise from the potential for third-party patents or patent applications to fail to be recognized or to be incorrectly assessed. Risks may also arise from enforcing our property rights against third parties. The respective processes may involve high costs and require considerable resources. There is also a risk that a third party may file a counterclaim. A further risk may also arise from a changing regulatory environment. We minimize this risk through the ongoing training of the relevant groups and discussions with external experts. It is also conceivable that competitors may attack our patents, or that our patents or patent families may be infringed upon, which in turn could lead us to take legal action against competitors. Such proceedings are associated with high costs and represent a significant financial risk, particularly in the U.S. By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings, based on our current estimates, is in the mid-double-digit million of euros range. A decision by the arbitration court is expected in the first quarter 2023. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor. The Management Board’s Evaluation of the Company's Overall Risk Situation Our Management Board considers our overall risk to be manageable and trusts in the effectiveness of the integrated risk and opportunity management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board’s view that the Company’s continued existence is not jeopardized. This statement also applies in the unlikely event that several of the material risks occur cumulatively, as even in such a scenario the risk-bearing capacity defined by the Management Board is not undercut. The Management Board’s conclusion is based on the following considerations: • The Company’s high liquidity base • The Management Board’s conviction that the Company is well positioned to cope with any adverse events that may occur • The Company’s comprehensive portfolio of proprietary clinical programs • The Company’s extensive portfolio of partnerships with a number of large pharmaceutical companies which might lead to milestone and future royalty payments Despite these factors, it is impossible to influence, control, or rule out risk in its entirety. 38 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Information on the Internal Control and Risk Management System with regard to the Accounting Process under Section 289 (4) and Section 315 (4) HGB In the 2022 reporting year, we completed a routine update of the documentation for our existing internal control and risk management system for maintaining adequate internal control over financial reporting, which we have expanded based on the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (SOX 404). This ensures the existence of essential controls designed to report financial figures as precisely and accurately as possible. Our internal controls over financial reporting are based on the globally recognized COSO 2013 Internal Control – Integrated Framework, defined by the COSO organization (Committee of Sponsoring Organizations of the Treadway Commission). We use this framework, which is the most commonly used framework for the internal control over financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide sufficient assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes. The financial statements are subject to a number of preparation, auditing, and control processes to ensure that they are submitted to the market and the shareholders in a timely, complete, and high-quality manner. All internal controls over financial reporting are defined and rolled out for all companies by the central Global Internal Controls department in close coordination with the departments involved. These process-integrated measures include the separation of planning, posting, and execution of financial transactions within the framework of a strict four-eyes principle. The separation of functions is significantly enhanced by the appropriate allocation rights for the IT systems. Internal guidelines and procedures also exist to regulate the implementation of process activities and controls and must be complied with at all times by the employees involved. The transactional controls are flanked by target/actual comparisons and further downstream plausibility checks. In addition to internal controls integrated into the processes, a separate independent monitoring process is also carried out by the Internal Audit department. Due to the obligations of SOX 404 and in order to comply with the requirements of Section 107 (3) of the German Stock Corporation Act, Internal Audit performs an annual independent audit of all significant internal controls for financial reporting, supported by a qualified and independent external service provider. As part of its regular communication with the supervisory bodies, the Internal Audit department reports on a semiannual basis to the Chief Financial Officer and the Audit Committee on the results of the structural and functional audits of the accounting-related internal control system. Predictions of future events in the narrower sense are not part of our internal control and risk management system. Nevertheless, we have implemented a corporate risk management system that ensures early identification and assessment of business-specific risks. Appropriate countermeasures are taken to eliminate identified risks or reduce them to an acceptable level. Particular attention is paid to those risks that could endanger the existence of the Company. The Management Board ensures that risks are dealt with responsibly on an ongoing basis and keeps the Supervisory Board informed of existing risks and their development. 39 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Subsequent Events For details on events after the reporting date please refer to the notes to the Annual Financial Statements of MorphoSys AG. 40 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Statement on Corporate Governance and Report on Corporate Governance The Statement on Corporate Governance as well as the Report on Corporate Governance, are available on our website under “Investors > Corporate Governance.” Statement on Corporate Governance pursuant to Section 289f HGB for the 2022 Financial Year In the Statement on Corporate Governance pursuant to Section 289f of the German Commercial Code (HGB), the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), the relevant information on corporate governance practices, and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board. Declaration of Conformity of the Management Board and Supervisory Board of MorphoSys AG with regard to the German Corporate Governance Code (“Code”) The Management Board and the Supervisory Board of MorphoSys AG declare pursuant to Section 161 of the German Stock Corporation Act: 1. From November 29, 2021, the date of its most recent Declaration of Conformity, MorphoSys AG has complied – with the exceptions described below – with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated December 16, 2019 (“GCGC 2020”): •. MorphoSys AG does not comply with the recommendation C.4 of the GCGC 2020, according to which a Supervisory Board member, who is not a member of any Management Board of a listed company, shall not accept more than five Supervisory Board mandates at non-group listed companies or comparable functions (in a listed or non-listed company), with an appointment as chair of the Supervisory Board being counted twice. The member of the Supervisory Board Dr. George Golumbeski currently holds the following functions in pharmaceutical and biotechnological companies in Ireland and the United States of America: ◦ in listed companies: One function as chairman and one function as member of the Board of Directors ◦ in non-listed companies: Three functions as chairman and one function as member of the Board of Directors Dr. Golumbeski’s positions have at no time in the past affected the fulfillment of his duties as a member of the Supervisory Board of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Golumbeski’s positions will not distract his focus on MorphoSys AG’s business and that Mr. Golumbeski has sufficient time to perform his duties as a member of the Supervisory Board of MorphoSys AG with due regularity and care. •. MorphoSys AG does not comply with the recommendation C.5 of the GCGC 2020, according to which members of the Management Board of a listed company shall not accept the chairmanship of a Supervisory Board in a non-group listed company. The Chief Executive Officer (CEO) of MorphoSys AG, Dr. Jean-Paul Kress, holds a position as chairman of the Board of Directors of a French biopharmaceutical company, which has at no time in the past affected the fulfillment of his duties as CEO of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Kress’ position as chairman of the Board of Directors of such company will not distract his focus on MorphoSys AG’s business and that Dr. Kress has sufficient time to perform his duties as CEO of MorphoSys AG with due regularity and care. 2. In addition, MorphoSys AG has complied with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated April 28, 2022 (“GCGC 2022”) from the date of the publication of the GCGC 2022 in the German Federal Gazette on June 27, 2022, with the exceptions regarding recommendation C.4 and C.5 of the GCGC as described above, which correspond to a deviation from the recommendations C.4 and C.5 of the GCGC 2022. 41 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

3. MorphoSys AG will continue to comply – with the exceptions described above – with the recommendations of the GCGC 2022. Planegg, November 29, 2022 MorphoSys AG For the Management Board: For the Supervisory Board: Dr. Jean-Paul Kress Dr. Marc Cluzel Chief Executive Officer Chair of the Supervisory Board Relevant Information on Corporate Governance Practices We ensure compliance with the law and the highest ethical standards, in particular through the Company-wide enforcement of the Code of Conduct, the Compliance Management Handbook, and other internal policies and guidelines. In 2022, MorphoSys developed and published its new Code of Conduct. It sets out the fundamental principles and the most important guidelines and courses of action for conduct in business, especially in cases of business, legal, or ethical dilemmas, and serves as a valuable guide for our employees and managers in the Company. The Code of Conduct also reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees, and financial markets. Compliance with the Code of Conduct is carefully monitored. The implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct is provided to all new employees and can be downloaded in German or English from our website under “Investors > Corporate Governance.” The Compliance Management Handbook describes our compliance management program (CMP) and is intended to ensure compliance with all regulations and prescribe high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Supervisory Board’s Audit Committee. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys. The Global Compliance Committee consists of the members of the Management Board and senior representatives from various departments. In 2022, the Chief Business Officer was included as a member of the Global Compliance Committee to ensure the same compliance standards for all MorphoSys companies. The Committee meets quarterly and supports the Head of Global Compliance in implementing and monitoring the CMP. The Global Compliance Committee is specifically responsible for the identification and discussion of all compliance-relevant issues, and thus makes it possible for the Head of Global Compliance and the other members of the Global Compliance Committee to periodically verify our compliance status and, if necessary, update the CMP. The Head of Global Compliance monitors our existing CMP and updates it in accordance with the decisions of the Management Board and Global Compliance Committee. Compliance colleagues are the first point of contact for all employees regarding all compliance matters. For more information on our compliance management program, please refer to the Report on Corporate Governance. Composition of the Management Board and Supervisory Board Management Board Until September 30, 2022, the Management Board of MorphoSys AG consisted of a Chief Executive Officer and two further members. Effective as of the end of September 30, 2022, Management Board member Malte Peters, M.D., resigned from his position as member of the Management Board and Chief Research & Development Officer of the Company. Since October 1, 2022, the Management Board has consisted of a CEO and one other member. Effective as of the end of March 17, 2023, Management Board member Sung Lee resigned from his position as a member of the Management Board and Chief Financial Officer of the Company. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until the end of August 31, 2023. In line with the business allocation plan, the different areas of responsibility are currently defined as follows: MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

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- Jean-Paul Kress, M.D., Chief Executive Officer, responsible for the areas of Strategy & Planning, Business Development & Alliance Management, Human Resources, Corporate Communications, Technical Operations & Facilities, Quality Assurance & Internal Audit, and Research & Development; global responsibility for commercialization activities; coordination of responsibilities of Management Board members; representative of Management Board to the Supervisory Board and the public
- Sung Lee, Chief Financial Officer (until March 17, 2023), responsible for Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, Environmental, Social & Governance (ESG), and Information Technology
- Charlotte Lohmann, Chief Legal Officer (from March 1, 2023, onwards), responsible for the areas of Legal, Compliance & Intellectual Property as well as (from March 18, 2023, onwards) Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, Environmental, Social & Governance (ESG), and Information Technology

Supervisory Board

Our Supervisory Board consists of six members who oversee and advise the Management Board. The term of office of Supervisory Board member Wendy Johnson ended with effect as of the end of the 2022 Annual General Meeting. Andrew Cheng, M.D., Ph.D., was elected as a member of the Supervisory Board as her successor.

The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Marc Cluzel, M.D., Ph.D., coordinates the Board's activities, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent as per the definition in the German Corporate Governance Code ("Code") and the NASDAQ Listing Rules and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The detailed composition of the Supervisory Board, including its members and Committees, is listed in the tables below.

Tab. 06: Composition of the Supervisory Board until Termination of the 2022 Annual General Meeting

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Marc Cluzel, M.D., Ph.D.	Chair	2012	2024		Member	
George Golumbeski, Ph.D.	Deputy Chair	2018	2023			Chairperson
Krisja Vermeylen	Member	2017	2024	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2023	Chairperson		
Wendy Johnson	Member	2015	2022		Member	Member
Sharon Curran	Member	2019	2024	Member		

Independent financial expert · Chairperson · Member

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Tab. 07: Composition of the Supervisory Board since Termination of the 2022 Annual General Meeting

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Marc Cluzel, M.D., Ph.D.	Chair	2012	2024		Member	
George Golumbeski, Ph.D.	Deputy Chair	2018	2023			Chairperson
Krisja Vermeylen	Member	2017	2024	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2023	Chairperson	Member	
Sharon Curran	Member	2019	2024	Member		Member
Andrew Cheng, M.D., Ph.D.	Member	2022	2025			Member

Independent financial expert   Chairperson   Member

Working Practices of the Management Board, Supervisory Board and Executive Committee

To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive, and regular communication of information. The dual-board system prescribed by the German Stock Corporation Act clearly differentiates between the Company's management and its supervision. The responsibility of both Boards is clearly stipulated by law and the Articles of Association as well as the Boards' rules of procedure. The boards work closely together to make decisions and take actions for the Company's benefit. Their stated objective is to sustainably increase the Company's value.

Management Board members have their own separate areas of responsibility, as defined in the schedule of responsibilities, and regularly report to the other Management Board members. Cooperation among Management Board members is governed by the rules of procedure. The Supervisory Board approves both the schedule of responsibilities and the rules of procedure.

The Company has also established an Executive Committee. Under the leadership of the Chief Executive Officer, the Executive Committee is responsible for the development of the strategy, for the commercialization, for the operational management of the Company, and for the achievement of its targets and results. The Executive Committee prepares the decisions for the Management Board's resolutions and adopts resolutions jointly with the Management Board, provided such resolutions do not fall within the sole responsibility of the Management Board by law or by resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior executives from the Company's core areas, such as Business Development & Licensing, Alliance Management, Technical Operations, Human Resources, Legal, and Compliance & Intellectual Property. In addition to the members of the Management Board, the current members of the Executive Committee are Barbara Krebs-Pohl, Ph.D. (Chief Business Officer), Maria Castresana (Senior VP, Global Head of Human Resources), Joe Horvat (U.S. General Manager), Tim Demuth, M.D., Ph.D. (Chief Research and Development Officer), and Luisa Ciccarelli (SVP, Global Head of Technical Operations).

Executive Committee meetings are generally held weekly and at least once every two weeks and when necessary in the interest of the Company. Separate Management Board meetings are generally held when this is in the interest of the Company or legally required. During these meetings, resolutions are passed concerning measures and transactions that, under the rules of procedure of the Management Board, require the approval of the entire Management Board. At least half of the Management Board's members must be present to pass a resolution. Management Board resolutions are passed by a simple majority. In case of material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be adopted outside of meetings orally, by telephone, or in writing (including by email). Written minutes are taken for each meeting of the full Management Board and Executive Committee and are submitted for approval to the full Management Board and Executive Committee, as well as for the signature of the Chief Executive Officer, at the following meeting.

The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Company's position, risk management, and other compliance issues. Extraordinary meetings of the Supervisory Board are also convened in case of material events. The Management Board involves the Supervisory

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Board in the strategy, planning, and all fundamental Company issues. The Management Board's rules of procedure specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2022 financial year can be found in the Report of the Supervisory Board.

The Supervisory Board holds a minimum of two meetings during each calendar half-year. In addition to the Articles of Association, the Supervisory Board has adopted rules of procedure for the Supervisory Board. In accordance with these rules of procedure, the Chair of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. The Supervisory Board generally adopts its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (including by email), by telephone, or by video conference.

The Supervisory Board has a quorum when at least two-thirds of its members participate in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the Chair's vote decides.

The Supervisory Board meetings are recorded in minutes. Resolutions passed outside of meetings are also documented in writing. A copy of the Supervisory Board's minutes is made available to all Supervisory Board members. In accordance with recommendation D.12 of the Code, the Supervisory Board assesses at regular intervals how effectively the Supervisory Board in its entirety and its Committees are performing their tasks. The last review was carried out by the Supervisory Board in December 2022 and was based on a questionnaire completed by the members of the Supervisory Board. The results were then discussed and evaluated in a subsequent Supervisory Board meeting.

Composition and Working Practices of the Management Board and Supervisory Board Committees

The Management Board has not formed any Committees.

The Supervisory Board has three permanent Committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three Committees formed by the Supervisory Board are professionally qualified.

Tab. 08: Participation of Supervisory Board Members

Supervisory Board Meetings

	Video conference	On-site	On-site	Video conference	Video conference	On-site (strategic meeting)	On-site	Video conference
Name	01/17/2022	03/15/2022	05/18/2022	07/29/2022	08/02/2022	11/14/2022	11/15/2022	12/13/2022
Marc Cluzel, M.D., Ph.D.	Video	On-site	On-site	Video	Video	On-site	On-site	Video
Wendy Johnson	Video	On-site	On-site	–	–	–	–	–
Krisja Vermeylen	Video	On-site	On-site	Video	Video	On-site	On-site	Video
George Golumbeski, Ph.D.	Video	On-site	On-site	Video	Video	On-site	On-site	Video
Michael Brosnan	Video	On-site	On-site	Video	Video	On-site	On-site	Video
Sharon Curran	Video	On-site	On-site	Video	Video	On-site	On-site	Video
Andrew Cheng, M.D., Ph.D.	–	–	–	Video	Video	Video	Video	Video

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

46

Meetings of the Audit Committee

Name	Video conference 03/14/2022	Video conference 05/03/2022	Video conference 08/01/2022	On-site 11/14/2022
Krisja Vermeylen	✓	✓	✓	✓
Michael Brosnan	✓	✓	✓	✓
Sharon Curran	✓	✓	✓	✓

Meetings of the Remuneration and Nomination Committee

Name	Video conference 01/14/2022	Video conference 03/07/2022	Video conference 05/10/2022	Video conference 07/11/2021	Video conference 08/01/2022	Video conference 10/28/2022
Marc Cluzel, M.D., Ph.D.	✓	✓	✓	✓	✓	✓
Krisja Vermeylen	✓	✓	✓	✓	✓	✓
Wendy Johnson	✓	✓	✓	-	-	-
Michael Brosnan	✓	✓	✓	✓	✓	✓

Meetings of the Science and Technology Committee

Name	Video conference 01/28/2022	Video conference 03/02/2022	Video conference 03/14/2022	On-site 05/17/2022	Video conference 08/02/2022	On-site 11/13/2022
Wendy Johnson	✓	✓	✓	✓	-	-
George Golumbeski, Ph.D.	✓	✓	✓	✓	✓	✓
Andrew Cheng, M.D., Ph.D.					✓	✓
Sharon Curran					✓	✓

Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual financial statements, the activities of the auditor, and internal control functions, such as risk management, compliance, and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the resolution proposal regarding the election of an independent auditor at the Annual General Meeting. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran, and Krisja Vermeylen.

The Chair of the Audit Committee, Michael Brosnan, has expertise in the fields of accounting and auditing. His professional knowledge and expertise in these areas are a result of his longstanding experience serving as Chief Financial Officer at several companies. His expertise also includes sustainability reporting and auditing such reporting.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Krisja Vermeylen has special knowledge and experience in the fields of auditing (including sustainability reporting and auditing such reporting). In the course of her professional career she has dealt extensively with this area, particularly in management positions held at various companies and in the context of trainings and further education. Sharon Curran also has extensive expertise in the field of auditing (including sustainability reporting and auditing such reporting) due to her previous experience and participation in trainings and further education. Sharon Curran additionally has in-depth knowledge of sustainability, including sustainability reporting and auditing such reporting, due to many years in management positions with a focus on sustainability and the environment at various companies. Specifically, her experience includes the integration of sustainability into corporate and business strategy, the evaluation and optimization of environmental impacts and the development and implementation of ESG targets as part of management remuneration. Against this background, Sharon Curran has been appointed ESG expert to the Supervisory Board. Furthermore, Krisja Vermeylen also has in- depth knowledge in this area, particularly as a result of her extensive experience with ESG targets in the context of management remuneration, and brings this expertise to the Audit Committee and the Supervisory Board. Remuneration and Nomination Committee The Remuneration and Nomination Committee is responsible for the preparation and annual review of the Management Board’s remuneration system prior to its final approval. When necessary, the Committee searches for suitable candidates to be appointed as members of the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the service agreements with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D., and Michael Brosnan. Science and Technology Committee The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are George Golumbeski, Ph.D. (Chair), Sharon Curran, and Andrew Cheng, M.D., Ph.D. Ad Hoc Deal Committee The members of the Science and Technology Committee also serve as members of the Ad Hoc Deal Committee, which meets in this capacity when required. Pursuant to recommendation C.14 of the Code, the CVs of the members of the Supervisory Board are published on our website under “Company > Leadership > Supervisory Board.” Remuneration System and Remuneration of the Members of the Management Board and Supervisory Board The section entitled “Investors – Corporate Governance” contains information on the current remuneration system for the members of the Management Board pursuant to Section 87a (1) AktG, which was approved by the Annual General Meeting on May 18, 2022, as well as the resolution of the Annual General Meeting dated May 19, 2021, on the remuneration of the members of the Supervisory Board pursuant to Section 113 (3) AktG. On the same page, the remuneration report and the auditor’s report pursuant to Section 162 AktG are made publicly available. Report on Corporate Governance1) At MorphoSys, responsible, sustainable, and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Company’s management and supervision, including the Company’s organization, commercial principles, and tools for its guidance and control. The Code provides a standard for transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002. On April 28, 2022, the Government Commission on the German Corporate Governance Code adopted a new version of the Code, which entered into force upon its publication in the German Federal Gazette on June 27, 2022. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to 47 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

shareholders and the Annual General Meeting, the Management Board, and Supervisory Board, transparency, accounting and valuation principles, and auditing. There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the management boards and supervisory boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations the company has not complied with and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations it does not intend to comply with in the future. These declarations must be published permanently on the company’s website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are outlined in the Statement on Corporate Governance pursuant to Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices, and a description of the Management Board’s and Supervisory Board’s working practices. Additional information can be found in the Report on Corporate Governance. 1) The disclosures in this subsection are “non-management report disclosures” that are not audited by the auditor. The Report on Corporate Governance ends with the subsection “Overall statement on the Adequacy of the Internal Control and Risk Management System.” Communication with the Capital Market A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees, and all other stakeholders of the Company’s situation through regular, transparent, and timely communication. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls are publicly webcast and follow the publications of quarterly and annual results and give analysts an immediate opportunity to ask questions about the Company’s development. Presentations from conferences and similar events are made available to those interested on the MorphoSys website, as are visual and audio recordings of other important events. The Company’s website www.morphosys.com/en serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings, and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings, and press and analyst conferences) are published in the Company’s financial calendar well in advance. Competence Profile, Diversity Concept and Objectives for the Composition The Company’s Supervisory Board updated its competence profile (including the objectives for its composition) in November 2022. According to this profile, the Supervisory Board of MorphoSys AG shall be composed in such a way that the Supervisory Board in its entirety possesses the knowledge, skills, and professional experience necessary to perform its duties properly and ensure that it appropriately supervises and advises the Management Board of MorphoSys AG while taking diversity into account. When electing Supervisory Board members, the candidates who are proposed to the Annual General Meeting fulfill the overall competence profile based on their professional competence, experience, integrity, commitment, independence, and character. Proposals to the Annual General Meeting also take the objectives for the composition of the Supervisory Board into consideration. Competence Profile The members of the Supervisory Board shall in their entirety possess the professional competence and experience to fulfill the tasks of the Supervisory Board of MorphoSys AG as an internationally operating biopharmaceutical company. The Supervisory Board considers the following skills and expertise to be particularly essential for the composition of the Supervisory Board of MorphoSys AG: • members should have a general knowledge of the industry in which the Company operates in order to make sufficient and substantive contributions at Supervisory Board meetings. 48 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

• at least one member must have experience in drug development. • at least one member must have experience in commercialization. • at least one member must have expertise in the sustainability issues significant to the Company. • at least one member must have expertise in the field of accounting, and at least one further member must have expertise in the field of auditing (Section 100 (5) AktG). • at least one member must have experience in personnel issues concerning Management Board matters. Diversity Concept for the Supervisory Board of MorphoSys AG The Supervisory Board strives to ensure an appropriate level of diversity with respect to age, gender, internationality, and professional background, as well as regarding professional expertise, experience, and personality, in order to achieve a diverse composition of the Supervisory Board and enable it, in its entirety, to base its decisions on different cultural and professional perspectives and wide experiences. The Supervisory Board gives particular consideration to the following criteria: • at least two members of the Supervisory Board shall have extensive international experience or an international background • at least one member of the Supervisory Board shall be under the age of 60 at the time of the member’s appointment • at least two members of the Supervisory Board shall have different professional backgrounds and experience. With respect to the proportion of women on the Supervisory Board, the Supervisory Board has set target figures as well as deadlines for their achievement in accordance with Section 111 (5) AktG, to which reference is made. Further Targets for the Composition of the Supervisory Board Age Limit At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be more than 70 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. Duration of Appointment The uninterrupted length of the term of office of a Supervisory Board member shall generally not exceed 12 years. However, the Supervisory Board may resolve an exception to this rule in certain cases. Independence The Supervisory Board of MorphoSys AG considers a number of at least four independent members to be an appropriate number of independent members, taking into account the shareholder structure. According to the Code, a Supervisory Board member is considered to be independent of MorphoSys AG, its Management Board, and any controlling shareholder if he or she has no personal or business relationship with the Company, the Management Board, or a controlling shareholder. The Supervisory Board’s assessment of the independence of Supervisory Board members is, among other things, based on the recommendations of the Code. Consequently, a Supervisory Board member is generally not considered independent if that member, or a close member of his or her family • was a member of the Management Board of MorphoSys AG in the two years preceding his or her appointment to the Supervisory Board of MorphoSys AG; • maintains or has maintained a material business relationship (directly or indirectly) with MorphoSys AG or a Group company of MorphoSys AG in the year preceding his or her appointment; • is a close family member of a Management Board member; or • has been a member of the Supervisory Board for more than 12 years. Significant and lasting conflicts of interest should be avoided, particularly those resulting from functions carried out for major competitors. It must be taken into account, however, that certain conflicts of interest cannot generally be excluded. Possible conflicts of interest must be disclosed to the Chair of the Supervisory Board and will be resolved by appropriate measures. This could lead to the termination of the Supervisory Board mandate of the member concerned if the conflict of interest is not merely temporary. 49 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

50

Availability

All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties at MorphoSys AG. Therefore, as a rule, it is required that:

- the Supervisory Board member is able to attend at least four ordinary Supervisory Board meetings per year, for which a reasonable amount of preparation time is required in each case;
- the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board, if necessary, to deal with specific topics;
- the Supervisory Board member is able to attend the Annual General Meeting;
- the Supervisory Board member has sufficient time to review the annual and consolidated financial statements; and
- the Supervisory Board member allocates additional time to prepare for and attend Committee meetings, in accordance with his or her membership in one or more of the Supervisory Board's current three permanent Committees.

Current Composition of the Supervisory Board and Qualification Matrix

The Supervisory Board of MorphoSys AG is composed in accordance with the above objectives. It is composed of an appropriate number of independent members with an international background. As the Supervisory Board as a whole currently has six members, of which two are women, an appropriate proportion of women has been achieved.

Based on its competence profile and composition objectives, the Supervisory Board has prepared the following overview of its qualifications ("Qualification Matrix").

		Marc Cluzel, M.D., Ph.D.	George Golumbeski, Ph.D.	Krisja Vermeylen	Michael Brosnan	Sharon Curran	Andrew Cheng, M.D., Ph.D.
Period of office	Member since	2012	2018	2017	2018	2019	2022
Personal suitability	Independence	x	x	x	x	x	x
	No overboarding within the meaning of the GCGC	x		x	x	x	x
Diversity	Gender	Male	Male	Female	Male	Female	Male
	Year of birth	1955	1957	1962	1955	1968	1967
	Nationality	France	USA	Belgium	USA	Ireland	USA
	International experience/international background	x	x	x	x	x	x
	Education/professional background	Medicine	Biology	Pharmacy	Business administration	Biotechnology	Molecular biology, medicine
Competences	Knowledge of the industry	x	x	x	x	x	x
	Drug development	x	x	x			x
	Commercialization	x	x	x			x
	Personal matters relating to the Management Board	x		x	x	x	x
	Expert pursuant to Sec. 100 Abs. 5 AktG	x					
	• Accounting expert				x		
	• Audit expert			x	x	x	
	Sustainability	x		x	x	x	

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Target Values for the Proportion of Women In the Supervisory Board The Supervisory Board of MorphoSys AG consists of six members, two of whom are women, representing a proportion of 33.33%. The Supervisory Board of MorphoSys AG has set the target value for the proportion of women on the Supervisory Board at 33.33%, i.e., at least two out of six members shall be women. This target value shall apply until June 30, 2025. In the Management Board The Management Board of MorphoSys AG consisted of three members until September 30, 2022, and has consisted of two male members since October 1, 2022. The proportion of women on the Company’s Management Board was thus 0%. The Supervisory Board of MorphoSys AG is of the opinion that, despite the continuing efforts to increase the proportion of women on the Management Board, the best possible qualification of a candidate for the Management Board must be assessed according to a variety of applied diversity criteria. Therefore, in July 2020, the Supervisory Board set the target value for the proportion of women on the Company’s Management Board at 0% and updated and confirmed this resolution again in November 2022. This target value should apply until June 30, 2025. The reasoning behind this decision was based on the following: The number of members on the Company’s Management Board had recently been reduced from three to two members. The appointments of Jean-Paul Kress, M.D., and Sung Lee originally ran until August 2025 and January 2024, respectively, each with the possibility of reappointment. There were no plans to change the composition of the Management Board and/or to increase the number of Management Board members again. In addition, all significant decisions that are not exclusively to be adopted by the Management Board were and are made jointly with the Executive Committee, which at that time consisted of two men and four women (excluding the members of the Management Board). Consequently, it was ensured that all material decisions involved a sufficient number of women representing the Company’s various business areas. The member of the Management Board Sung Lee has resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. Instead, Charlotte Lohmann has been appointed as member of the Management Board with effect as of March  1, 2023. Going forward, the Management Board will thus consist of one male and one female member. Against this background, the Supervisory Board has updated the proportion of women on the Management Board and set it at 50%. This target value shall apply until June 30, 2025. In the First and Second Management Level below the Management Board 1. Target value for the first management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the first management level below the Management Board and intends to maintain a minimum proportion of 30% women in the first management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. 2. Target value for the second management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the second management level below the Management Board as of July 2017 and intends to maintain a minimum proportion of 30% women in the second management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. Diversity Concept for the Management Board of MorphoSys AG Pursuant to Section 289f (2) no. 6 of the German Commercial Code, the Supervisory Board has determined the following diversity concept for the composition of the Management Board of MorphoSys AG: The aim of the diversity concept for the Management Board is to consciously use diversity for the further success of the Company. The Supervisory Board believes that diversity in terms of different perspectives, competencies, and backgrounds of experience is an important prerequisite for competitiveness and sustainable corporate success. Together with the Management Board, the Supervisory Board ensures long-term succession planning for the Management Board. When searching for candidates for the position of a member of the Management Board of MorphoSys AG, the decisive selection criteria include, amongst others, professional qualifications for the position to be taken over, leadership qualities, previous performance, and acquired skills and knowledge of the business of MorphoSys AG. 51 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

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In the composition of the Management Board, the Supervisory Board also particularly takes the following aspects into account:

- the members of the Management Board shall, in their entirety, have the necessary knowledge, skills, and professional experience required to fulfill their tasks.
- where possible, the members of the Management Board should have different levels of educational and professional experience.
- the members of the Management Board shall, in their entirety, be familiar with the market environment, the individual business fields, and the market segment in which MorphoSys AG operates.
- the members of the Management Board shall, in their entirety, have relevant experience in leading a publicly listed company.
- there should be a sufficient age mix among the members of the Management Board.
- with regard to the proportion of women on the Management Board, the Supervisory Board has set target values, as well as deadlines for their achievement, in accordance with Section 111 (5) AktG, to which reference is made.

The above criteria were taken into account in the course of the appointment of the Management Board members.

Further Targets for the Composition of the Management Board

Age Limit

At the time of their appointment, Management Board members should not be more than 67 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 67 is currently complied with.

Managers' Transactions

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 (1a) of the Market Abuse Regulation (MAR)).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

Tab. 09: Managers' Transactions in 2022

Party Subject to the Notification Requirement	Function	Date of Transaction	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Krisja Vermeylen	Member of the Supervisory Board	11/23/2022	Acquisition of shares	€ 14.86	€ 14,860.00	XTX Markets SAS
Marc Cluzel, M.D., Ph.D.	Chair of the Supervisory Board	11/17/2022	Acquisition of shares	€ 14.96	€ 29,922.20	Xetra
Malte Peters, M.D.	Chief Research and Development Officer	04/20/2022	Allocation of 1,070 shares as part of his remuneration as member of the Management Board (Performance Share Plan 2018) (issuer's own shares)	Not numerable	Not numerable	Outside a trading venue
C&F Consulting EURL	Person closely associated	01/07/2022	Acquisition of shares	€ 30.73	€ 46,088.85	Xetra

Avoiding Conflicts of Interest

The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or sideline activities of the Management Board must be disclosed to the Supervisory Board without undue delay and require the Supervisory Board's approval. The Supervisory Board, in turn, must inform the General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2022 financial year.

Share Repurchases

The Management Board is currently not authorized to purchase treasury shares.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Information Technology The transition from working remotely due to COVID-19 to a hybrid and highly flexible work model was fully implemented by means of an integrative technology update of the physical and virtual meeting rooms in addition to a new collaboration and booking platform. As a result of the acquisition of Constellation in 2021, MorphoSys successfully completed the technical integration and consolidation of IT systems in 2022. A special focus was placed on the further digitalization and automation of business processes. With the introduction of electronic signatures using DocuSign™, we were able to significantly accelerate signature circulation and automate processes. A new, global learning management system forms the basis for the digital education strategy, which relies on e-learning and remote training. MorphoSys is advancing its innovation using artificial intelligence through tools such as Aily™, which will make it possible to foresee ways to optimize recruitment for clinical trials. The Company is also investing in the expansion of the Veeva™ system landscape for unified management of quality and regulatory information, which is crucial for rapidly launching products (e.g., pelabresib) and maintaining their marketing approval. In the area of IT security, MorphoSys continued to optimize its cyberdefense measures. An automated penetration testing and validation platform was used to test technical security controls and identify potential vulnerabilities. MorphoSys continued to raise employee awareness regarding their own individual contribution to the Company’s IT security. MorphoSys’ Computer Emergency Response Team (CERT) did not detect any serious security incidents during the reporting year. Accounting and External Audit We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December  31, 2022 and have been adopted by the EU into European law. As of December 31, 2022, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2022 and 2021 that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) HGB. For the election of our auditor, the Supervisory Board’s Audit Committee submits a nomination proposal to the Supervisory Board. At the 2022 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2022 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The responsible auditor of these financial statements was Stefano Mulas, who has audited the financial statements since 2022. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2022 financial year can be found in the Notes to the Annual Financial Statements of MorphoSys AG. Compliance Management Program The separate non-financial group report” sets out the basic mechanisms of our compliance management program (CMP). The report is available on our website at https://csr.morphosys.com/2022. The identification and assessment of compliance risks are an important part of the CMP and are incorporated into the program’s overall strategic development. Our main compliance-relevant risk areas are evaluated using a systematic approach and taking into account our current business strategy and priorities. During the reporting year, we carried out an annual compliance risk assessment that included anti-bribery and other relevant risk areas. Risk mitigation measures were initiated for the areas of action identified. Within the scope of the CMP, employees are given the opportunity to report potential compliance issues within MorphoSys in a protected and, if desired, anonymous manner through the MorphoSys Integrity Line reporting system. In addition to an annual 53 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

54

compliance risk analysis, compliance monitoring was also carried out. In order to prevent compliance breaches, employees were routinely trained in topics relevant for compliance. Besides the traditional compliance refresher training, employees received the training on a newly developed and implemented Code of Conduct for MorphoSys.

In November 2022, MorphoSys organized a Compliance Week event for employees of MorphoSys AG, MorphoSys US Inc., and Constellation Pharmaceuticals under the motto "Integrity in All We Do."

Compliance-related discussions and analyses at all levels of the Company lead to a continuous improvement in managing and mitigating risk at MorphoSys.

In conjunction with the EU General Data Protection Regulation (Regulation [EU] 2016/679 – "GDPR"), which entered into force on May 25, 2018, we have implemented various procedures since 2018 to ensure compliance with the GDPR. More details can be found in the separate non-financial group report*.

* This information is not part of the management report that is subject to audit.

Fig. 02: Compliance Management Program (CMP)



Credo
Code of Conduct
Head of Global Compliance
Chairperson of the Audit Committee
reports, if required, to
reports to
Chief Executive Officer
General Counsel, Member of the Executive Committee
leading the global CMP and managing the interfaces between different compliance streams
Review and Approval of Key Initiatives
Compliance Risk Management
CMP
Compliance Management Program
Monitoring & Continuous Improvement
Anti-Bribery, Due Diligence of Third Parties
Trainings & Awareness
Integrity Line
Compliance Documents
Compliance Committee
Transparency & Disclosure

Internal Audit Department

Our Internal Audit department is an essential element of the corporate governance structure. The department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control, and other corporate governance processes. The activities of the Internal Audit department are supported by co-sourcing partner Protiviti, an independent consulting firm with expertise in internal audits, risk, and compliance.

The Internal Audit department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board's Audit Committee. The Internal Audit department is also responsible

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

for performing management testing in accordance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (SOX). This procedure involves independently testing the appropriateness and effectiveness of internal controls in the business processes relevant to financial reporting. The outcome of each internal audit is communicated to the CEO and the relevant members of the Executive Committee. In addition, the Head of Internal Audit reports to the Audit Committee of the Supervisory Board on the results of the internal audits and SOX management testing twice a year or immediately if necessary. Three audits were carried out in 2022. Some areas for action were identified, resulting in the adoption of corresponding corrective plans of action. The internal audit plan for 2023 envisages four audits. Overall Statement on the Adequacy of the Internal Control and Risk Management System As described in the “Risk and Opportunity Report” and in the “Statement on Corporate Governance,” MorphoSys has implemented a comprehensive system to identify and manage risks. In addition to our internal control over financial accounting and reporting, internal controls are implemented in key business areas such as pharmaceutical drug development, manufacturing, production, and distribution based on industry-specific regulations. A compliance management system has also been installed as part of an integrated governance approach. Sustainability-related goals along with the respective systems and processes are an integral part of our corporate governance based on the general criteria of materiality. The Management Board is not aware of any circumstances arising from its involvement with the internal control and risk management system or from the reporting from the central functions Global Compliance and Corporate Internal Audit that would contradict the appropriateness and effectiveness of these systems. Disclosures pursuant to Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board pursuant to Section 176 (1) Sentence 1 AktG Composition of Share Capital On December 31, 2022, the Company’s share capital amounted to € 34,231,943, divided into 34,231,943 no-par value bearer shares. With the exception of the 65,980 treasury shares held by the Company, these bearer shares possess voting rights, with each share granting one vote at the General Meeting. Restrictions Affecting Voting Rights and the Transfer of Shares The Management Board is not aware of any restrictions that may affect voting rights or the transfer of shares, or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those pursuant to Section 136 AktG or the provisions for treasury shares pursuant to Section 71b AktG. Interests in Share Capital Exceeding 10% of Voting Rights We have not been made aware or notified of any direct or indirect interests in the Company’s share capital that exceed 10% of the voting rights. Shares with Special Rights Conferring Powers of Control Shares with special rights conferring powers of control do not exist. Control over Voting Rights with regard to Employee Ownership of Capital Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association, as do other shareholders. 55 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Appointment and Dismissal of Management Board Members and Amendments to the Articles of Association In accordance with Article 6 of the Articles of Association and Section 84 of the German Stock Corporation Act (AktG), the Supervisory Board determines the number of members on the Management Board, appoints and revokes members, and nominates the Chair. Until September 30, 2022, the Management Board consisted of the Chair and two further members. Since October 1, 2022, the Management Board has consisted only of the Chair of the Management Board and one other member. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as member of the Management Board. Members of the Management Board can be appointed for a maximum term of five years. Reappointments and extensions of the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or Chair of the Management Board for good cause as defined by Section 84 (4) AktG. When the Management Board lacks a required member, the court will appoint a Management Board member in urgent cases, pursuant to Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the General Meeting in accordance with Section 179 (1) sentence 1 AktG. Pursuant to Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our General Meeting resolves on amendments to the Articles of Association generally with a simple majority of the votes cast and a simple majority of the share capital represented. If the law stipulates a higher mandatory majority of votes or capital, this shall apply. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. Authorizations of the Management Board to Issue Shares The authorization of the Management Board to issue shares is granted under Article 5 (5) through (6j) of the Company’s Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital. 1. Authorized Capital In the case of an authorized capital increase, the Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation. a) Pursuant to Article 5 (5) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions by a total of up to € 4,861,376 by issuing up to 4,861,376 new, no-par value bearer shares until and including May 18, 2026 (Authorized Capital 2021-I). In case of capital increases, shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board, with the Supervisory Board’s consent, is, however, authorized to exclude shareholders’ subscription rights in the following cases: aa) in the case of a capital increase against contribution in cash, to the extent necessary to avoid fractional amounts; or bb) in the case of a capital increase against contribution in kind; or cc) in the case of a capital increase against contribution in cash to the extent the new shares shall be placed on a foreign stock exchange in the context of an IPO. The total number of shares to be issued by way of a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the above authorizations, shall not exceed 10% of the share capital, calculated either based on the date the authorizations become effective or the time they are exercised, whichever amount is lower. The 10% limit mentioned above shall take into account (i) treasury shares sold with the exclusion of subscription rights after these authorizations become effective, (ii) shares issued on the basis of other authorized capital under the exclusion of subscription rights during the period in which these authorizations are in effect, and (iii) shares to be issued to service convertible bonds and/or bonds with warrants, insofar as the convertible bonds and/or bonds with warrants have been issued under the exclusion of shareholders’ subscription rights while these authorizations are in effect, but in respect of items (i), (ii), and/or (iii) in each case only insofar as the shares are not used to service claims by members of governing bodies and/or employees of the Company and/or its affiliated companies under employee participation programs. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude subscription rights resolved by the General Meeting after the reduction takes effect, to the extent of the new authorization, but up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph. 56

b) Pursuant to Section 5 (6) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash on one or several occasions by a total of up to € 1,951,452 by issuing up to 1,951,452 new no-par value bearer shares until and including May 18, 2026 (Authorized Capital 2021-II). In case of capital increases, shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board is, however, authorized to exclude shareholders’ subscription rights, with the Supervisory Board’s consent, in the following cases: aa) to the extent such exclusion is necessary to avoid fractional amounts; or bb) if the issue price of the new shares is not significantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10% of the share capital on the date this authorization becomes effective or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG. This 10% limit shall take into account treasury shares of the Company that are sold during the term of this authorization under the exclusion of shareholders’ subscription rights in accordance with Section 71 (1) no. 8 sentence 5 half-sentence 2 AktG in conjunction with Section 186 (3) sentence 4 AktG. Furthermore, shares issued or to be issued to service convertible bonds and/or bonds with warrants shall be included in the limit of 10% of the share capital, provided that these convertible bonds and/or bonds with warrants were issued during the term of this authorization under the exclusion of subscription rights in the respective application of Section 186 (3) sentence 4 AktG. In addition, shares issued under the exclusion of shareholders’ subscription rights during the term of this authorization on the basis of other capital measures in direct or mutatis mutandis application of Section 186 (3) sentence 4 AktG shall be included in the limit of 10% of the share capital. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude shareholders’ subscription rights resolved by the General Meeting takes effect in accordance with Section 186 (3) sentence 4 AktG after the reduction, in the amount of the new authorization, up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph (bb). The total number of shares to be issued by way of a capital increase against contribution in cash, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 10% of the share capital when calculated based on the date the authorizations become effective or are exercised, whichever amount is lower. The aforementioned 10% limit shall include (i) treasury shares sold under exclusion of subscription rights after these authorizations become effective, (ii) shares issued on the basis of other authorized capital under the exclusion of subscription rights during the period in which these authorizations are in effect, and (iii) shares to be issued to service convertible bonds and/or bonds with warrants, insofar as the convertible bonds and/or bonds with warrants have been issued under the exclusion of shareholders’ subscription rights while these authorizations are in effect, but in respect of items (i), (ii), and/or (iii) in each case only insofar as the shares are not used to service claims of members of the Management Board and/or employees of the Company and/or its affiliated companies under employee participation programs. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude shareholders’ subscription rights resolved by the General Meeting becomes effective after the reduction, in the amount of the new authorization, up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph. c) Pursuant to Article 5 (6a) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions up to and including May 18, 2026, by up to a total of € 315,000 by issuing up to 315,000 new no-par value bearer shares (Authorized Capital 2021-III). The subscription rights of shareholders are excluded. The Authorized Capital 2021- III serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Restricted Stock Unit Program 2021 of the Company (RSUP 2021) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and can be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP 2021. The Management Board is authorized to determine the further details of the capital increase and its implementation with the consent of the Supervisory Board; this also includes the determination of the profit participation of the 57 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already-completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. d) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by a total of up to € 88,961 by issuing up to 88,961 new no-par value bearer shares against cash contribution and/or contribution in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription rights of shareholders are excluded. The Authorized Capital 2019-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already-completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. e) Pursuant to Article 5 (6j) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by up to a total of €  1,978,907 by issuing up to 1,978,907 new no-par value bearer shares against cash contribution and/or contribution in kind until and including May 17, 2027 (Authorized Capital 2022-I). The subscription rights of shareholders are excluded. The Authorized Capital 2022-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the financial year in question. 2. Conditional Capital a) Pursuant to Article 5 (6b) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 2,475,437 through the issuance of up to 2,475,437 no-par value bearer shares (Conditional Capital 2016-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the beginning of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. b) Pursuant to Article 5 (6c) of the Articles of Association, the Company’s share capital is conditionally increased by up to €  3,289,004 through the issuance of up to 3,289,004 new no-par value bearer shares (Conditional Capital 2021-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights issued by the Company or by companies in which the Company directly or indirectly holds a majority interest in accordance with the authorization resolution of the Annual General Meeting of May 19, 2021, under Agenda Item 10 letter a). The shares shall be issued at the conversion or warrant price to be determined in each case in accordance with the aforementioned resolution. The conditional capital increase shall only be carried out to the extent that the holders of conversion or warrant rights 58 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

exercise their conversion or warrant rights or fulfill conversion obligations under such bonds. The shares shall participate in profits – to the extent they come into existence by the beginning of the Annual General Meeting of the Company – from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they come into existence. c) Pursuant to Article 5 (6g) of the Articles of Association, the share capital is conditionally increased by up to € 532,025 through the issuance of up to 532,025 new no-par value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital exclusively serves to fulfill subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016, under Agenda Item 9 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue price in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of the shares’ issue. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. d) Pursuant to Article 5 (6i) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 507,668 through the issuance of up to 507,668 new no-par value bearer shares (Conditional Capital 2020-I). The conditional capital serves to fulfill subscription rights that were issued and exercised on the basis of the authorization resolved by the Annual General Meeting on May 27, 2020, under Agenda Item 11 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their subscription rights to subscribe to shares of the Company. The shares will be issued at the exercise price determined in accordance with the resolution of the Annual General Meeting of May 27, 2020, under Agenda Item 11 letter a) subparagraph (8) as the issue price; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which, at the time of their issue, no resolution by the Annual General Meeting on the appropriation of profits has yet been passed. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. Authorizations of Management Board to Repurchase Shares The Management Board is currently not authorized to repurchase treasury shares. Material Agreements Concluded by the Company that fall under the Condition of a Change of Control after a Takeover Offer A change of control as a result of a takeover offer could have an impact on our convertible bond issued in October 2020, the underlying contract of which contains customary change-of-control clauses. According to these clauses, bondholders can demand early repayment of the outstanding amounts in the event of a change of control. The Company has not entered into any further material agreements that are subject to a change of control following a takeover offer. Compensation Agreements Concluded by the Company with Management Board Members and Employees in the Event of a Takeover Offer The service agreements of the Management Board members include the following provisions for the event of a change of control: The service agreement of Jean-Paul Kress, M.D., provides for the right to terminate the service agreement and to demand the remuneration still outstanding until the scheduled end of his service agreement as a severance payment in the event that (i) a change of control occurs and (ii) the areas of responsibility of Jean-Paul Kress, M.D., are significantly reduced within one year following the change of control, whereby the severance payment is limited to the value of two years’ remuneration, compensating no more than the remaining term of the service agreement. In the event of a change of control, the service agreement of Sung Lee provides for the right to terminate the service agreement and to demand payment of the remuneration still outstanding up to the regular end of the service agreement as a severance payment, with the severance payment being limited to the value of two years’ remuneration, compensating not more than the remaining term of the service agreement. 59 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

The Performance Share Unit Program 2022 also provides for the right of Management Board members and/or the Company to cancel all unexercised performance share units in return for a compensation payment equal to the respective offer price in the event of a takeover bid or a mandatory offer. In addition, the terms and conditions of the other long-term variable compensation programs provide that, in the event of a change of control, all granted stock options, performance shares, and other comparable direct or indirect interests in MorphoSys with compensation character vest with immediate effect and can be exercised after the statutory waiting periods. Following a change of control, some executives may also terminate their service contracts and claim a severance payment equivalent to one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is effected. A target achievement rate of 100% is applied. In such a case, all stock options and performance shares granted will vest immediately and may be exercised after the statutory vesting periods have expired. The following cases are considered to be a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non- affiliated company, (iii) MorphoSys AG, as a controlled company, becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG), or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party. 60 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

List of Figures and Tables • Fig. 01: Risk and Opportunity Management System at MorphoSys • Fig. 02: Compliance Management Program (CMP) • • Tab. 01: Comparison of Actual Business Results versus Forecasts • Tab. 02: Risk Assessment Categories • Tab. 03: Summary of MorphoSys' Key Opportunities • Tab. 04: Overview of Risk Categories • Tab. 05: Overview of MorphoSys’ Most Significant Risks • Tab. 06: Composition of the Supervisory Board until Termination of the 2022Annual General Meeting • Tab. 07: Composition of the Supervisory Board since Termination of the 2022 Annual General Meeting • Tab. 08: Participation of Supervisory Board Members • Tab. 09: Managers' Transactions 2022 61 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Annual Financial Statements of MorphoSys AG as of December 31, 2022 (German GAAP) MorphoSys AG, Planegg 62 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

63

Balance Sheet as of December 31, 2022

ASSETS		12/31/2022 in €	12/31/2022 in €	12/31/2021 in €
A.	**FIXED ASSETS**			
I.	**Intangible Assets**			
	Paid Concessions, Commercial Property Rights and similar Rights and Assets and Licenses to such Rights and Assets	71,013,955	71,013,955	74,374,006
II.	**Property, Plant and Equipment**			
1	Land, Leasehold Rights and Buildings, including Leasehold Improvements	332,355		400,932
2	Other Equipment, Furniture and Fixtures	3,319,759		3,579,281
			3,652,114	**3,980,213**
III.	**Financial Assets**			
1	Shares in Affiliated Companies	1,152,260,363		1,152,260,363
2	Shares in Investments	12,610,660		0
			1,164,871,023	**1,152,260,363**
			1,239,537,092	**1,230,614,582**
B.	**CURRENT ASSETS**			
I.	**Inventories**			
1	Raw materials, Supplies and Production Materials	30,896,868		12,125,722
2	Unfinished Goods	0		4,089,282
3	Finished Goods	0		0
4	Advance Payments	8,435,182		2,204,394
			39,332,050	**18,419,398**
II.	**Receivables and Other Assets**			
1	Trade Accounts Receivable (thereof due over one year 0, prior year: EUR 0)	51,828,014		44,842,910
2	Receivables due from affiliated Companies (thereof due over one year EUR 60,944,000, prior year: EUR 106,772,080)	90,773,806		106,772,080
3	Receivables due from Companies, which are linked by virtue of participating interests (thereof due over one year 0, prior year: EUR 0)	21,049,058		0
4	Other Assets (thereof due after one year 0, prior year: EUR 0)	500,892,799		601,760,298
			664,543,677	**753,375,288**
III.	**Securities**			
	Other Securities	0		195,801,237
			0	**195,801,237**
IV.	**Cash on Hand and Cash at Banks**	**114,536,896**	114,536,896	**66,074,945**
			818,412,623	**1,033,670,868**
C.	**PREPAID EXPENSES**	**31,379,585**	31,379,585	**13,150,065**
			2,089,329,300	**2,277,435,515**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

64

	LIABILITIES AND STOCKHOLDERS' EQUITY	12/31/2022 in €	12/31/2022 in €	12/31/2021 in €
A.	**Stockholders' Equity**			
I.	**Common Stock** (Nominal Value of the Conditional Capital as of December 31, 2022: EUR 6,804,134; December 31, 2021: EUR 7,816,101)	**34,231,943**		**34,231,943**
	Treasury Stock	(65,980)		(83,154)
			34,165,963	**34,148,789**
II.	**Additional Paid-in Capital**	**836,632,983**	836,632,983	**835,555,661**
III.	**Earnings Reserves**			
	Other Earnings Reserves	24,250,077	24,250,077	23,632,500
IV.	**Accumulated Deficit**	**(269,828,921)**	(269,828,921)	**(680,842,191)**
			625,220,102	**212,494,759**
B.	**Provisions**			
1	Tax Provisions	329,723		329,723
2	Other Provisions	315,074,178		629,567,475
			315,403,901	**629,897,198**
C.	**LIABILITIES**			
1	Bonds (thereof convertible EUR 325,000,000, prior year: EUR 325,000,000)	325,000,000		325,000,000
2	Prepayments Received on Orders	0		180,765
3	Accounts Payable	31,405,617		64,558,175
4	Liabilities due to Affiliated Companies	50,933,497		53,218,232
5	Other Liabilities (thereof due within one year EUR 2,652,755, prior year: EUR 3,145,431) (thereof for taxes EUR 1,192,732, prior year: EUR 1,189,188)	2,652,755		3,145,431
			409,991,869	**446,102,603**
D.	**DEFERRED INCOME**	**738,713,428**	738,713,428	**988,940,955**
			2,089,329,300	**2,277,435,515**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Statement of Income from January 1 through December 31, 2022 2022 2021 in € in € 1 Revenues 371,028,958 128,144,114 2 Cost of Sales (55,315,022) (33,329,656) 3 Gross Profit on Sales 315,713,936 94,814,458 4 Research and Development Expenses (155,590,533) (177,736,367) 5 Selling Expenses (47,982,342) (69,821,326) 6 General Administration Expenses (40,772,663) (36,858,322) 7 Other Operating Income 40,563,770 38,581,496 thereof Gain on Exchange 18,220,302 25,005,804 8 Other Operating Expenses (21,486,365) (13,197,116) thereof Loss on Exchange (20,927,206) (9,131,625) 9 Income from other Securities and Loans presented under Financial Assets 0 1,656,059 10 Other Interest and similar Income 349,832,497 30,892,229 thereof Interest Income from the Deduction of Accrued Interest of non- current Provisions 56,733 2,574 thereof from affiliated Companies 4,805,934 4,691,238 11 Impairment of Financial Assets and of current Securities 0 (128,127,337) 12 Losses from other Securities and Loans presented under Financial Assets 0 (748,162) 13 Expenses from Contribution Agreements (8,489,906) (30,164,457) 14 Other Interest and similar Expenses (22,356,518) (21,097,618) thereof Interest Expense from the Addition of Accrued Interest of non-current Provisions (18,732,367) (16,663,261) thereof to affiliated Companies 0 0 15 Income Tax 1,582,500 1,324,673 16 Result after Taxes 411,014,376 (310,481,790) 17 Other Taxes (1,106) (446) 18 Net Profit / Loss 411,013,270 (310,482,236) 19 Loss Carried Forward (680,842,191) (370,359,955) 20 Accumulated Deficit (269,828,921) (680,842,191) 65 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

66

Notes to the Financial Statements

General Information

These annual financial statements were prepared in accordance with Section 242 et seq. and Section 264 et seq. of the German Commercial Code (HGB), the corresponding provisions of the German Stock Corporation Act (AktG) and the Company's Articles of Association. The shares of MorphoSys AG ("MorphoSys" and the "Company") are listed for trading in the Regulated Market (Prime Standard segment) of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share.

These annual financial statements were prepared in accordance with the regulations for large corporations. The statement of income has been structured in accordance with the cost of sales method for the purposes of comparison with the consolidated financial statements prepared pursuant to IFRS. The financial year corresponds to the calendar year. MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.

The Company's registered office is located at Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is recorded in the Commercial Register B of the District Court of Munich, Germany, under the number HRB 121023.

The annual financial statements of MorphoSys AG for the fiscal year 2022 are filed with the operator of the Federal Gazette and published in the Federal Gazette. The annual financial statements of MorphoSys AG and the Group's annual report for the fiscal year 2022 are also available on the Internet at https://www.morphosys.com/de/investoren.

Accounting and Valuation Principles

The following accounting and valuation methods, which are essentially unchanged from the previous year, have been used to prepare the annual financial statements. For the reclassification of combination products from other assets to inventories and thus the correct presentation, please refer to the section on inventories in the notes to the balance sheet.

Acquired intangible assets are capitalized with their acquisition costs and amortized using the straight-line method over the course of their expected useful lives. Acquired in-process research and development programs are recognized at acquisition cost and are only subject to amortization when the studies on the efficacy of the respective antibody program are fully completed, and a marketing authorization has been obtained. From the time of market approval, these are recognized as licenses for marketed products. Prior to receiving marketing authorization, the values of these assets are reviewed at the reporting date and carried at the lower of their carrying amount or fair value. The option to capitalize self-constructed intangible assets was not called upon according to section 248 para. 2 sent. 1 HGB.

Asset Class	Useful Life	Amortization Rates
Licenses	8 to 10 years	13% - 10%
In-process R&D Programs	not yet subject for amortization	-
Licenses for Marketed Products	24 years	4%
Software	3 to 5 years	33% - 20%

Tangible assets are carried at acquisition cost and depreciated on a straight-line basis over their expected useful lives. Low-value assets up with values between € 250 and € 800 are fully depreciated in the year they are acquired.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

67

Asset Class	Useful Life	Depreciation Rates
Land, Leasehold Rights and Buildings, including Leasehold Improvements	10 years	10%
Other Equipment, Furniture and Fixtures	3 to 13 years	33% - 8%

Financial assets are recognized according to the strict lower-of-cost-or-market principle at the lower of their acquisition cost or fair value. The fair value corresponds to the market price from an active market. If no active market exists, fair value is determined using generally accepted valuation methods such as the discounted cash flow method.

Inventories include raw materials, supplies and production materials as well as unfinished goods, and are stated at the lower of cost or market value, applying permitted valuation simplification procedures. Furthermore, raw materials, supplies and production materials have included combination products since 2022, as these represent consumable material. In addition to the direct cost, the production cost also include appropriate components of the necessary material and production overhead as well as production-related depreciation. Impairments are recognized for inventory risks resulting from increased storage periods or reduced usability. Inventories are not subject to third-party rights, except for the customary retention of title. Advance payments for inventories are recognized at nominal value.

Receivables and other assets are recognized at nominal value. Risks are taken into account by means of write-downs or impairments.

Other securities are recognized at the lower of acquisition cost or fair value in accordance with Section 253 (4) HGB. Applying the strict lower of cost or market principle, write-downs for both expected permanent and temporary impairments are recognized in profit or loss.

Cash and cash equivalents are carried at their nominal value as of the reporting date.

Prepayments are recognized as prepaid expenses on the reporting date insofar as they represent expenses for a certain period subsequent to the reporting date. They are recognized at nominal value.

Common stock is carried at nominal value. The nominal value of the shares repurchased is offset against common stock in accordance with Section 272 (1a) HGB, while the remaining amount of the total purchase price is offset against the other earnings reserves within equity.

Provisions cover all identifiable risks and uncertain obligations and are recognized at the settlement amount required according to prudent business judgment. In the case of provisions with a remaining term of more than one year, future price and cost increases are taken into account in the amount of the general inflation rate and discounted to the reporting date. The discount rates used are the average market interest rates of the past seven financial years corresponding to the remaining terms of the provisions, as determined and published monthly by the German Central Bank (Deutsche Bundesbank) in accordance with the German Regulation on the Discounting of Provisions ('Rückstellungsabzinsungsverordnung'). A currency-matching (US dollar) discount rate for the payment weighted remaining term of the provision relating to the collaboration and license agreement with Incyte is also determined in accordance with this same regulation. As of December 31, 2022, an interest rate of 3.18 % was determined with an underlying duration of 7.5 years. Refer to section "Collaboration and License Agreement with Incyte" for further information.

Provisions have been recognized on a pro rata basis for personnel expenses resulting from long-term incentive plans established in 2019, 2020, 2021 and 2022 because the repurchase of treasury shares for servicing the incentive plans and cash settlement of the performance share unit program constitutes a financial burden on the Company.

The measurement of forward rate agreements qualifying as derivative financial instruments is based on the change in forward exchange curves. Recognition and measurement follow the imparity principle. Negative valuation effects as of balance sheet date are shown as liabilities. Valuation units were not formed in the past financial year.

Liabilities are measured at the settlement amount. The imparity principle is applied to non-current liabilities. This applies to the convertible bond recognized as "bonds, thereof convertible". In line with Section 272 (2) no. 2 HGB, the amount realized upon issuance of convertible bonds for the conversion right to obtain shares is recognized as part of additional-paid-in capital within equity. Interest payments are recognized within profit and loss upon payment or accrued as "other liabilities" as of the balance sheet date.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

The exercise of the conversion option does not give rise to a gain or loss, but instead results in a transfer of the previously recognized liability to additional paid-in capital. Prepayments received on orders are measured at the settlement amount. Deferred revenue consists of payments received prior to the reporting date to the extent these payments represent income for a specific period after this date. The recognition of revenue for income from collaboration and research agreements is carried on the basis of the contractual terms and takes into account the realization principle of Section 252 (1) no. 4 HGB and the accrual-based method of Section 250 (2) HGB based on the contract period. Upfront payments made at the time of the conclusion of a contract for the out-licensing of antibody programs and the transfer of beneficial ownership of a distribution license are recognized as revenue at the time of the transfer to the licensee, provided that no material performance obligations have to be provided in the future. Revenue from milestone payments is recognized upon the achievement of certain success criteria (for example, the achievement of specified clinical phases, certain approvals and the number of patients treated). Service fees related to research and development collaborations are recognized in the period the services were rendered. Royalties from product sales are recognized in the period in which the corresponding sales are generated by the partner. Revenues from product sales are recognized upon completion of transfer of risk. This is case, once the customer obtains control of the product. The deferred income from the purchase price paid by Royalty Pharma for the forfaiting of future receivables is released over the duration of the underlying license agreements. Cost of sales includes acquisition and production costs of inventories recognized as an expense, mainly consisted of costs for external services, personnel costs, material costs, infrastructure costs, operating costs, depreciation and amortization and other expenses. Research and development costs primarily comprised costs for external services, personnel costs, material costs, infrastructure costs, operating costs, impairment losses, depreciation and amortization and other expenses. They also included reasonable research and development-related expenses for voluntary social benefits and company pension plans. The item expenses from contribution agreements deviates from the classification requirements of Section 275 (2) HGB. The item includes expenses from agreements within the MorphoSys Group. In particular, the item includes contributions for operating costs to affiliated companies. Negative interest on financial assets and marketable securities is reported under other interest and similar expenses. Any total tax charge that results from a difference between the carrying amounts of assets, liabilities, accruals and deferrals prescribed by commercial law and these items' tax carrying amounts that are likely to diminish in subsequent financial years is recognized as a deferred tax liability in the balance sheet in accordance with Section 274 HGB. Any total tax relief that results is not recognized as deferred tax assets in the balance sheet pursuant to the option granted in Section 274 (1) sent. 2 HGB. The amount of the resulting tax charge and relief is measured at the Company-specific tax rates, applicable at the time the differences are reversed and are not discounted. The line items reported are reversed as soon as the tax charge or benefit occurs or is no longer expected. The income or expense from changes in deferred tax assets or liabilities is recorded separately in the statement of income under the line item "income tax." All amounts in this report are rounded to the nearest euro, thousand euros or million euros. Foreign Currency Translation Current receivables and liabilities denominated in foreign currencies are translated on the basis of the mean spot exchange rate prevailing on the day of the transaction or the reporting date pursuant to Section 256a HGB. The Company did not recognize any non- current receivables or liabilities denominated in foreign currencies. 68 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

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Notes to the Balance Sheet

Fixed Assets

The development of the individual line items under fixed assets and the respective depreciation in the financial year are presented in the statement of fixed assets. As a result of a fixed asset stock-taking, assets that were no longer in use were removed from the fixed assets register. This resulted in an impairment loss of € 32k.

Intangible Assets

Acquired concessions, industrial property rights and similar rights and assets, as well as licenses to such rights and assets, amounted to € 71,014k as of December 31, 2022 (December 31, 2021: € 74,374k). This decrease resulted mainly from scheduled amortization of acquired in-process research and development programs in the amount of € 2,312k and of acquired licenses in the amount of € 986k. As of the reporting date, intangible assets were tested for impairment. In 2022, acquired licenses whose patent term had expired as well as software that is no longer in use, were derecognized from intangible assets. This led to an impairment loss of € 3k (December 31, 2021: € 0k).

The development of intangible assets and the respective amortization in the financial year are presented in the statement of fixed assets.

Financial Assets

Direct and indirect shares in affiliated companies and investments are listed individually in the following overview:

	Currency	Stake in %	Equity (in €)	Net Profit / Loss (in €)
Constellation Pharmaceuticals, Inc., Cambridge, Massachusetts, USA[1]	$[2]	100	920,627,854	(115,043,217)
Constellation Securities Corp., Cambridge, Massachusetts, USA[1]	$[2]	100	253,384,544	(4,131,277)
MorphoSys US Inc., Boston, Massachusetts, USA	$[2]	100	886,736,674	(4,431,499)
adivo GmbH, Martinsried, Germany[3]	€	17.2	92,948	624,757
Human Immunology Biosciences, Inc., San Francisco, California, USA[3]	$[2]	15	10,848,247	(3,930,409)

[1] Indirect subsidiary via MorphoSys US Inc.

[2] As of December 31, 2022, fx-rate for 1 $ to 1 €: 0.9376

[3] Equity as of December 31, 2021 and loss for the year for the financial year January 1, to December 31, 2021

Shares in Affiliated Companies

At the reporting date December 31, 2022, the Company recognized shares in affiliated companies in the amount of € 1,152,260k (December 31, 2021: € 1,152,260k), which are attributable to the total shares of MorphoSys US Inc.

Shares in Investments

As a result of the acquisition of shares on June 14, 2022, MorphoSys AG acquired a 15% interest in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA. HI-Bio is a biotechnology company focused on the discovery and development of precision medicines for people suffering from autoimmune and inflammatory diseases. The 15% shareholding corresponds to both the capital share and the voting right share. At the reporting date December 31, 2022, the company held shares in HI-Bio at a value of € 12,611k.

At the reporting date of December 31, 2022, the company also held shares in adivo GmbH at a value of € 0 (December 31, 2021: € 0).

Inventories

As of the reporting date, inventories of € 39,332k (December 31, 2021: € 18,419k) consisted of raw materials and supplies of € 30,897k (December 31, 2021: € 12,126k) and down payments for inventories of € 8,435k (December 31, 2021: € 2,204k). As of December 31, 2022, MorphoSys AG accounted neither for unfinished goods (Monjuvi) (December 31, 2021: € 4,089k) nor finished goods (Monjuvi) (December 31, 2021: € 0k).

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

In addition, inventories included combination compounds amounting to € 12,172k and compounds for clinical studies amounting to € 4,862k after a reclassification as of December 31, 2022. In the previous year, these were shown in other assets. In 2022, an impairment was recognized in the amount of € 2,130k (December 31, 2021: € 3,533k) for combination compounds that cannot be used in clinical trials before their expiration date. Trade Account Receivable As of December 31, 2022, MorphoSys AG recorded trade accounts receivables of € 51,828k (December 31, 2021: € 44,843k). All trade accounts receivables are due within one year. Based on the Management Board's assessment, valuation allowances were not made in the 2022 and 2021 financial years. Receivables Due From Affiliated Companies On December 31, 2022, receivables due from affiliated companies amounted to € 90,774k (December 31, 2021: € 106,772k). Thereof € 60,944k resulted from receivables under a master loan agreement with MorphoSys US, Inc. (December 31, 2021: € 106,772k). Furthermore, as of December 31, 2022, receivables from MorphoSys US, Inc. included € 12,035k for Monjuvi deliveries. As of December 31, 2022, receivables from Constellation Pharmaceuticals, Inc. for services amounted to € 17,795k and consisted primarily of cost recharges connected to R&D projects. As of December 31, 2021, no further open receivables from affiliated companies were recorded. Receivables Due From Companies, Which Are Linked By Virtue Of Participating Interests Receivables due from companies, which are linked by virtue of participating interests amounted to € 21,049k as of December 31, 2022 (December 31, 2021: € 0k). All receivables in this category are due within one year and consist of receivables for deliveries and services from HI-Bio. Other Assets Other assets totaled € 500,893k as of December 31, 2022 (December 31, 2021: € 601,760k). As of December 31, 2022, the Company held financial assets of € 490,360k. These were recorded under other assets and comprised various fixed deposits (December 31, 2021: € 562,369k). The risk associated with these financial instruments is primarily bank credit risk. There was no indication of impairment in the 2022 financial year. All remaining claims from the equal share in losses with Incyte were utilized as of December 31, 2022 (December 31, 2021: € 14,738k). Refer to section “Collaboration and License Agreement with Incyte” for further details. In 2021, other assets included combination compounds amounting to € 11,910k and compounds for clinical studies amounting to € 4,035k. As of December 31, 2022, these are shown in inventories due to reclassification. Other assets also included rent deposits amounting to € 671k (December 31, 2021: € 671k). Other assets also contained a receivable due from tax authorities from excess VAT payments of € 5,669k (December 31, 2021: € 6,563k) as well as income tax receivables of € 1,604k from tax-loss carry-backwards (December 31, 2021: € 0k). Securities As of December 31, 2022, MorphoSys AG held securities in the amount of € 0 (December 31, 2021: € 195,801k). The reduction compared with the previous year is due to the expiry of the holding period for these bonds. No impairments due to unrealized losses on marketable securities have been recognized in either 2022 or 2021. Prepaid Expenses Prepaid Expenses in the amount of € 31,380k (December 31, 2021: € 13,150k) comprised payments in advance mainly for maintenance contracts, insurances, sublicenses as well as upfront payments for external laboratory services. Compared to the previous year, the amount increased mainly due to higher accruals for external laboratory services and consumables in connection with the production of tafasitamab. 70 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

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Common Stock

As of December 31, 2022, the Company had common stock in the amount of € 34,231,943 or 34,231,943 shares (December 31, 2021: € 34,231,943 or 34,231,943 shares), divided into 34,231,943 no-par-value bearer shares (December 31, 2021: € 34,231,943 or 34,231,943 shares). With the exception of the 65,980 treasury shares (€ 65,980) held by the Company (December 31, 2021: 83,154 treasury shares or € 83,154), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting.

The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern.

Treasury Stock

The nominal value of the Company's treasury stock is offset against the common stock. The development of treasury stock is shown below.

	Number of Shares	Value of Capital Subscribed in €
As of 12/31/2020	131,414	131,414
Transfer in 2021	(48,260)	(48,260)
As of 12/31/2021	83,154	83,154
Transfer in 2022	(17,174)	(17,174)
As of 12/31/2022	65,980	65,980

As of December 31, 2022, treasury stock amounted to 0.19% (December 31, 2021: 0.24%) of common stock.

The cause of this decline was the transfer of 16,008 of the Company's own shares to the Management Board and certain Company employees under the performance-based 2018 Long-Term Incentive Plan (LTI Plan) amounting to € 592k. The vesting period for this LTI Plan expired on April 1, 2022 and provides or provided beneficiaries with a six-month option to acquire a total of 16,008 shares. In addition, 1,166 shares of treasury stock in the amount of € 43k from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

As a result, the number of MorphoSys shares held by the Company as of December 31, 2022 amounted to 65,980 shares (December 31, 2021: 83,154 shares). The repurchased shares can be used for all purposes specified in the authorization of the Annual General Meeting of May 23, 2014, and specifically for existing and future employee participation programs and/or to finance acquisitions. They may also be canceled.

Authorized and Conditional Capital

In comparison to December 31, 2021, the number of authorized ordinary shares increased from 7,287,025 (or € 7,287,025) to 9,195,696 or € 9,195,696. At the Annual General Meeting on May 18, 2022, Authorized Capital 2022-I in the amount of € 1,978,907 , was newly created. The reduction of Authorized Capital 2019-I in the amount of € 70,236 had an offsetting effect.

Under the Authorized Capital 2022-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or several occasions until and including May 17, 2027 against cash and/or non-cash contributions by a total of up to € 1,978,907 by issuing up to 1,978,907 new no-par-value bearer shares.

In comparison to December 31, 2021, the number of ordinary shares of conditional capital decreased from 7,816,101 or € 7,816,101 to 6,804,134 or € 6,804,134. In the course of this General Meeting on May 18, 2022, the Conditional Capital 2020-I in the amount of € 806,947 and the Conditional Capital 2016-III in the amount of € 205,020 were reduced.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Additional Paid-In Capital In the 2022 financial year, additional paid-in capital developed as follows: in 000' € Additional Paid-in Capital as of January 01, 2022 835,556 Additions in connection with the Exercise of Stock Options 1,077 Additional Paid-in Capital as of December 31, 2022 836,633 The additional paid in capital consisted of € 835,152k in accordance with Section 272 (2) no. 1 HGB and € 1,481k in accordance with section 272 (2) no. 2 HGB. Earnings Reserves Other earnings reserves amounted to € 24,250k (December 31, 2021: € 23,632k) and developed in the 2022 financial year as follows: in 000' € Other Earnings Reserve as of 1/1/2022 23,632 Settlement with the difference from transfer of Treasury Stock by Allocation to Other Earnings Reserves (Reclassification from Other Provisions) 618 Additional Paid-in Capital as of December 31, 2022 24,250 Accumulated Deficit The prior year's accumulated deficit developed in the reporting year as follows: in 000' € Accumulated Deficit as of 1/1/2022 (680,842) Profit for the Year 411,013 Accumulated Deficit as of 12/31/2022 (269,829) The Accumulated Deficit includes the Company's net profit for the 2022 financial year of € 411,013k. Consequently, the Accumulated Deficit decreased from € (680,842)k in 2021 to € (269,829)k in 2022. Equity-Settled Share-Based Payment Transactions Stock Option Plans 2017 Stock Options Plans On April  1, 2017 MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The vesting period/performance has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 55.52. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024. Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 8,197 stock options (9,017 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and other current and former employees of the Company can exercise 60,435 stock options (66,497 shares). As of December 31, 2022, 0 stock options have been exercised, representing 0 shares. 72 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

2018 Stock Option Plan On April 1, 2018, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The vesting period ended March 31, 2022. The program’s performance criteria were set at 60%. Each stock option grants up to 0.6 subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 81.04. The exercise period is three years after the end of the 4-year vesting period/performance period, which is March 31, 2025. Based on the performance criteria achieved, 63,127 stock options can be exercised; this corresponds to 37,901 shares. Of these, a member of the Management Board can exercise 6,476 stock options (3,886 shares), members of the Executive Committee can exercise 3,854 stock options (2,314 shares) and other current and former employees of the Company can exercise 52,797 stock options (31,701 shares). As of December 31, 2022, 0 stock options have been exercised, representing 0 shares. 2019 Stock Option Plan On April  1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The grant date was April  1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four- year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016- III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2022, 68,641 stock options are outstanding. In 2022, 1,030 stock options forfeited. On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program, and the exercise price was € 106.16. As of December 31, 2022, 57,078 stock options of this SOP plan are outstanding. In 2022, 0 stock options forfeited. 73 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

2020 Stock Option Plan On April  1, 2020, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The grant date was April 21, 2020, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four- year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016- III, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2022, 95,275 stock options are outstanding. In 2022, 5,075 stock options forfeited. 2021 Stock Option Plan On October 1, 2021 MorphoSys AG established a stock option plan (SOP) for selected employees of Constellation (beneficiaries). The grant date was October  29, 2021, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 44.91. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2020- I, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2020-I not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2028. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. 74 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2022 125,135 performance shares are outstanding. In 2022 168,458 performance shares are forfeited. The personnel expenses from the 2021 SOP Plan of Constellation will be charged to Constellation at an arm's length premium. Long-Term Incentive Programs 2018 Long-Term Incentive Plan On April 1, 2018, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on October 19, 2022. The LTI Plan is a performance- related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 55%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 16,008 performance shares of MorphoSys AG were transferred to the beneficiaries after the 4-year vesting period in the period ending October 19, 2022. A member of the Management Board received 1,070 performance shares, and members of the Executive Committee received 636 performance shares. A total of 14,302 performance shares were granted to other current and former employees of the Company. In 2022, personnel expenses resulting from performance shares under the Company's 2018 LTI Plan amounted to € 115k (2021: € 206k). 2019 Long-Term Incentive Plan MorphoSys AG On April  1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, , and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries can choose the allocation date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. 75 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. As of December 31, 2022, 18,821 performance shares are outstanding. In 2022, 1,166 performance shares forfeited. In 2022, personnel expenses resulting from performance shares under the Company's 2019 LTI Plan amounted to € (359)k (2021: € 41k). The cost reduction is mainly due to a reduction in KPI achievement rates. MorphoSys US Inc. On April 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of termination by a beneficiary for good cause, all performance shares will be forfeited without entitlement to compensation. After the end of the third one-year performance period, a target achievement of 89% was determined. Taking this target achievement into account, 1,166 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 20, 2022 to October 19, 2022. A target achievement of 89% is assumed for the remaining performance periods. As of December 31, 2022, 0 performance shares are outstanding. In 2022, 1,542 performance shares forfeited. The personnel expenses from performance shares from the Company's 2019 LTI Plan will be charged to MorphoSys US Inc. at an arm's length premium. Restricted Stock Unit Plan (RSUP) 2020 Restricted Stock Unit Plan (RSUP) On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the 76 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. The program was originally considered to be equity-settled share-based payment and was accounted for accordingly. As of December 31, 2022, it was decided to settle this program in cash. As of December 31, 2022, 11,597 restricted shares are outstanding. In 2022, 8,909 restricted shares were forfeited. On October 1, 2020, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program. As of December 31, 2022, 3,232 restricted shares are outstanding. In 2022, 2,600 restricted shares were forfeited. The personnel expenses from the 2020 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm's length premium. 2021 Restricted Stock Unit Plan (RSUP) On April 1, 2021, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. As of December 31, 2022, 18,900 restricted stock units are outstanding. In 2022, 24,096 restricted stock units forfeited. On October 1, 2021, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April  1, 2021. As of December 31, 2022, 27,676 restricted shares are outstanding. In 2022, 6,659 restricted shares were forfeited. The personnel expenses from the 2021 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm's length premium. 77 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

2022 Restricted Stock Unit Plan (RSUP) On June 1, 2022, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation. On June 1, 2022, taking a target achievement of 100% into account, 408,956 restricted shares were granted to the beneficiaries of MorphoSys US Inc. As of December 31, 2022, 331,083 restricted stock units are outstanding. In 2022, 77,873 restricted stock units forfeited. On October 1, 2022, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the June  1, 2022 program. 39,738 restricted shares were granted. The number of shares granted is based on a target achievement of 100%. As of December 31, 2022, 38,339 restricted shares are outstanding. In 2022, 1,399 restricted shares were forfeited. The personnel expenses from the 2022 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm's length premium. Cash-Settled Share-Based Payment Transactions 2019 Restricted Stock Unit Plan (RSUP) On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of September 30, 2022, it was decided to settle this program in cash. The holding period/performance period expired on September 30, 2022. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 81%. Taking these conditions into account, a payout amount of € 66,989 resulted. A provision was recognized as of the decision to compensate by means of cash settlement. At the time of the payout, this provision was reversed against the receivable due from affiliated companies resulting from the previous recharge. This is due to that MorphoSys US Inc. made the payout in 2022. 2020 Performance Share Unit Program On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April  21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. 78 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. On December 31, 2022, 24,453 performance share units are outstanding. In 2022, 1,326 performance share units forfeited. On June  1, 2020, MorphoSys established a performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program. As of December 31, 2022, 8,361 performance shares are outstanding. In 2022, 0 performance shares forfeited. In March 2021, the terms of the Performance Share Unit Programs (PSU Programs) of April  1, 2020 and June  1, 2020 for the Management Board and certain employees of the Company (beneficiaries) were amended so that the number of Performance Share Units still to be vested for the remaining three years is calculated on the basis of the performance criteria of the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index. Previously, the number of performance share units earned in the first year was calculated on the basis of the performance criteria of the absolute and relative performance of the MorphoSys share price compared to the performance of the Nasdaq Biotech Index and the TecDAX Index. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in the first year, and 75% become vested during the remaining three-year vesting period. The modification of the program’s terms concerns the respective remaining vesting periods/ performance periods of the programs for the subsequent three years as of April  1, 2021 and June  1, 2021. The approval of the Management Board and certain employees of the Company (beneficiaries) to the modified program terms was obtained by April 17, 2021. The modification of the programs had no material impact on the fair values of the performance shares or on the period over which the personnel expenses are allocated. In 2022, personnel expenses resulting from performance shares under the Company's 2020 PSU program amounted to €  (28)k (2021: € (308)k). The cost reduction is mainly due to a revaluation with the current fair market value. 2021 Performance Share Unit Program On April 1, 2021, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April  19, 2021; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index and an assessment of the employee engagement. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by 79 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of December 31, 2022, 99,549 performance shares are outstanding. In 2022, 12,037 performance shares forfeited. On October 1, 2021, MorphoSys established a performance share unit program (PSU program) for certain employees of the Company who are not members of the Executive Committee. The terms and conditions were identical to those of the April 1, 2021 program. As of December 31, 2022, 4,373 performance shares are outstanding. In 2022, 6,836 performance shares forfeited. In 2022, personnel expenses under the Company’s 2021 performance share unit program amounted to € (73)k (2021: € 247k). The cost reduction is mainly due to a revaluation with the current fair market value. 2022 Performance Share Unit Program On June 1, 2022, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. 80 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of June 1, 2022, a total of 696,622 performance share units were granted to beneficiaries, of which 242,104 performance share units to the Management Board, 84,208 performance share units to other members of the Executive Committee and 370,310 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. As of December 31, 2022, 609,869 performance shares are outstanding. In 2022, 86,753 performance shares forfeited. On October 1, 2022, MorphoSys established a performance share unit program (PSU program) for certain employees of the Company and for members of the Executive Committee. The terms and conditions were identical to those of the June 1, 2022 program. A total of 40,414 performance share units were granted to beneficiaries, of which 16,666 performance share units to members of the Executive Committee and 23,748 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. As of December  31, 2022, 40,414 performance shares are outstanding. In 2022, no performance shares forfeited. In 2022, personnel expenses under the Company’s 2022 performance share unit program amounted to € 957k. Tax Provisions As of December 31, 2022, MorphoSys AG recognized tax provisions in the amount of € 330k (December 31, 2021: € 330k). Other Provisions The provisions cover all identifiable risks and uncertain liabilities. They mainly consisted of the recognition of the collaboration and license agreement with Incyte presented below (December 31, 2022: € 234,995k; December 31, 2021: € 550,515k), expenses for external laboratory services (December 31, 2022: € 45,678k; December 31, 2021: € 49,991k), personnel expenses from performance shares from the LTI plans and for the cash settlement of the performance share unit programs (December  31, 2022: € 2,201k; December  31, 2021: € 3,256k, bonus payments (December  31, 2022: € 9,775k; December  31, 2021: €  9,189k), legal advice (December 31, 2022: € 835k; December 31, 2021: € 36k), consulting services (December 31, 2022: € 641k; December 31, 2021: € 1,960k), outstanding vacation entitlements (December 31, 2022: € 878k; December 31, 2021: € 814k) and license and inventor compensation (December 31, 2022: € 2,039k; December 31, 2021: € 2,978k). Concerning the provision related to the collaboration and license agreement with Incyte, the planning assumptions regarding the expected net cash flows have changed. For this purpose, € 342,733k was recognized as other "Other Interest and similar Income". Changes resulted mainly from lower expected future sales for Monjuvi in the USA. As of December 31, 2022, there were provisions of € 976k for contracts in connection with expenses from settlement agreements (December 31, 2021: € 2,427k) as well as € 11,136k for present obligations for onerous contracts (2021: € 2,549k).   In accordance with the Company's hedging policy, highly probable future cash flows and clearly identifiable foreign currency receivables that are expected to be collected within a 12-month period are reviewed for hedging requirements. As of December 31, 2022 and as of December 31, 2021, there was no forward rate agreement. Collaboration And License Agreement With Incyte MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$ 1.1 billion (currently expected € 1,031.3 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US. In the US, MorphoSys and Incyte co-commercialize Monjuvi, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the 81 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

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commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales.

As part of the agreement, MorphoSys recorded a provision. This provision represents Incyte's entitlement to future profit and loss sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). The basis for the valuation is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. Subsequently, the provision will be compounded, and the interest effect will be recognized in other interest and similar expenses. Cash flows from the equally shared losses and profits are generally recognized directly in equity against the provision and, as soon as they are realized, reported in other assets, if a claim by MorphoSys arises. Differences between actual cash flows from the provision and original projections as well as effects resulting from changes in planning assumptions on the expected net cash flows from the provision are recognized in other interest and similar income or expenses. For the subsequent measurement of the provision, the respective current discount rate calculated on the basis of the provisions of the German Regulation on the Discounting of Provisions is used. As of December 31, 2022, the provision for Incyte, which is reported within other provisions (see above), amounted to € 234,995k (December 31, 2021: € 550,515k). Changes resulted mainly from lower expected future sales revenues for Monjuvi in the USA.

MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and US-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte's own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue.

Liabilities

The maturities of the liabilities are shown in the following overview. All liabilities are unsecured.

		Remaining Term of Liabilities						Total	
Type (in 000's €)		Less than 1 Year		greater than 1 year		thereof more than 5 years			
December 31		2022	2021	2022	2021	2022	2021	2022	2021
1.	Bonds	0	0	325,000	325,000	0	0	325,000	325,000
	thereof convertible	0	0	325,000	325,000	0	0	325,000	325,000
2.	Prepayments Received on Orders	0	181	0	0	0	0	0	181
3.	Accounts Payable	31,406	64,558	0	0	0	0	31,406	64,558
4.	Liabilities due to Affiliated Companies	50,933	53,218	0	0	0	0	50,933	53,218
5.	Other Liabilities	2,653	3,145	0	0	0	0	2,653	3,145
	thereof Taxes	1,193	1,189	0	0	0	0	1,193	1,189

Bonds

Bonds amounted to € 325,000k as of December 31, 2022. The non-subordinated, unsecured convertible bonds placed by MorphoSys AG in 2020 for a nominal amount of € 325,000k , equal to 3,250 bonds with a nominal amount of € 100k each, and maturing on October 16, 2025 amounted as of December 31, 2022 € to € 325,000k. As of December 31, 2022, the remaining term of the convertible bond is less than 3 years.

There was no bond conversion in 2022 and 2021.

Prepayments Received On Orders

Prepayments received on orders amounted to € 0 as of December 31, 2022 (December 31, 2021: € 181k).

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Trade Accounts Payable

As of December 31, 2022, MorphoSys AG had trade accounts payable of € 31,406k (December 31, 2021: € 64,558k). The year-on-year decrease resulted from a lower level of liabilities for external laboratory services.

Liabilities Due To Affiliated Companies

Liabilities due to affiliated companies amounted after netting with receivables due from affiliated companies to € 50,933k as of December 31, 2022 (December 31, 2021: € 53,218k) and included liabilities due to Constellation in the amount of € 46,937k for the excess interest of the development funding bond agreement with Royalty Pharma (December 31, 2021: € 76,107k). As of December 31, 2022, additional liabilities due to MorphoSys US Inc. and Constellation from the allocation of share-based remuneration in the amount of € 3,996k (December 31, 2021: € 3,652k) were recorded.

Other Liabilities

Other liabilities as of December 31, 2022, amounted to € 2,653k (December 31, 2021: € 3,145k) and mainly included liabilities to tax authorities for the deduction and payment of income tax in the amount of € 1,193k (December 31, 2021: € 1,189k) and accumulated interest on the convertible bond in the amount of € 423k (December 31, 2021: € 423k). Additionally, other liabilities included € 1k for social security payments (December 31, 2021: € 3k). As of December 31, 2022 no liability in connection with the transfer of payments to Royalty Pharma was included (December 31, 2021: € 1,492k).

Deferred Income

Deferred income consists of payments received from customers and of the agreement with Royalty Pharma presented below for which services were not yet rendered.

In the years 2022 and 2021, deferred income developed as follows:

in 000' €	2022	2021
Opening Balance	988,941	115
Prepayments Received	14,352	1,016,571
Revenue Recognized through Release of Prepayments in line with Services Performed	(264,580)	(27,745)
Closing Balance	738,713	988,941

The advance payments received in 2022 are mainly from the collaboration with HI-Bio and have already been recognized as revenue. Additionally, the revenue recognized is mainly related to the forfaiting of future receivables to Royalty Pharma. The deferred income is released over the term of the underlying license agreements, and the release is based on a specific release factor that relates the realized license income in the respective period to the sum of the undiscounted expected license income.

Royalty Pharma Agreement

Upon completion of the Constellation acquisition on July 15, 2021 also the royalty sale agreement with Royalty Pharma became effective. The agreement primarily serves financing the acquisition of Constellation and the further development of the MorphoSys and Constellation product pipeline. Under the terms of the agreement, Royalty Pharma made a non-refundable payment of US$ 1,300.0 million (equivalent to € 1,100.9 million) to MorphoSys AG. In addition, a contingent purchase price payment of up to US$ 100.0 million (€ 84.7 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK and gantenumerab from Roche.

In return, MorphoSys has agreed on the sale of future rights (forfaiting) arising from royalties and milestones in connection with the out-licensing agreements concluded in the past with Janssen, GSK and Roche. This relates to 100% of the royalties due from net sales of Tremyfa generated by Janssen since April 1, 2021, 80% of future royalties as well as 100% of the future milestone payments for otilimab and 60% of future royalties for gantenerumab to be passed on to Royalty Pharma. The corresponding out-licensing agreements remain unaffected.

As of December 31, 2022, the liability to Royalty Pharma, which is being disclosed within deferred income, amounted to € 738,713k compared to € 988,869k in the previous year. The change compared to the previous year is attributable to two main effects. First, quarterly royalties from Tremfya are passed on by Janssen to Royalty Pharma. Second, MorphoSys's licensing partner GlaxoSmithKline (GSK) provided an update on its Phase III ContRAst program for otilimab on October 27, 2022. GSK has decided not

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to pursue regulatory filings for this program. As a result, MorphoSys no longer expects any future milestones or royalties for otilimab. Further, MorphoSys's licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab on November 14, 2022. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for gantenerumab.

Contingent Liabilities

As of December 31, 2022 the contingent liabilities from guarantees amounted to € 618,789k. (December 31, 2021: € 291,365k) and relate to the amount of the Royalty Pharma development funding bond which is to be repaid by the indirect subsidiary Constellation in the future. The bond has been drawn in September 2022.

A draw on this guarantee is considered unlikely, as Constellation's current projections assume cash inflows surpluses that will be able to cover the cash outflows related to the development funding bond.

Other Financial Obligations

The following overview shows other financial obligations from rental and lease agreements, performance share unit programs, insurance and other services as of December 31, 2022. Other services mainly comprise insurance contracts and other service contracts.

in 000' €	Rent and Leasing	Performance Share Unit Programs	Other	Total
2023	5,135	200	11,466	16,801
2024	3,019	400	2,302	5,721
2025	2,979	1,400	298	4,677
2026	2,978	7,500	11	10,488
2027	2,978	0	0	2,978
more	496	0	0	496
Total	**17,586**	**9,500**	**14,075**	**41,161**

In addition, future payments may become due from outsourced studies after December 31, 2022. These amounts could be substantially lower or incurred at different times if a study were to be terminated prematurely or delayed.

in million €	Total 2022
Less than 1 Year	140.7
Between One and Five Years	95.8
More than 5 Years	0.0
Total	**236.5**

If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (currently expected € 221.7 million) related to regulatory events or the achievement of sales targets.

Obligations may arise from enforcing the Company's patent rights versus third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group or that MorphoSys may come to the conclusion that its patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen.

By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor's argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings, based on our current estimates, is in the mid-double-digit million of euros range. A decision by the arbitration court is expected in the first quarter 2023. Based on the

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor. Since the 2019 financial year, a master loan agreement with an annual interest rate of 4.65% has been in place between MorphoSys AG and its wholly owned subsidiary MorphoSys US Inc. for a potential total volume of up to € 166.0 million, of which € 60,944k had been utilized by December 31, 2022 (December 31, 2021: € 106,772k). Notes to the Statement of Income Revenues Revenues in the 2022 financial year amounted to € 371,029k (2021: € 128,144k). In the 2022 financial year, the majority of external revenues were generated from the antibody collaborations and license agreements with Royalty Pharma, Janssen, and HI-Bio (2022: € 283,685k, 2021: € 95,955k from Janssen, Incyte and GSK). The major portion of the increase resulted from the release of deferred income in the amount of € 190,168k. This is due to the following occurences. On October 27, 2022, MorphoSys's licensing partner GlaxoSmithKline (GSK) provided an update on its Phase III ContRAst program for otilimab. GSK has decided not to pursue regulatory filings for this program. On November 14, 2022, MorphoSys licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for otilimab and gantenerumab. Therefore, the deferred income related to these two programs has been partially released. Revenues from royalties on net sales of Tremfya amounted to € 59,988k (2021: € 54,745k). Revenues from supply relationships with affiliated companies in the financial year amounted to € 41,678k (2021: € 22,057k). Revenues from milestones from Novartis amounted to € 3,216k. Of total revenues, € 363,060k (2021: € 104,384k) was attributed to biotechnology and pharmaceutical companies and non-profit organizations based in North America and revenues in other European countries and Asia (excluding Germany) amounted to € 7,494k (2021: € 23,328k). Domestic revenues mainly resulted from staff canteen and amounted to € 475k (2021: € 432k). Cost Of Sales The cost of sales of € 55,315k (2021:  € 33,330k) consisted of acquisition and production costs for inventories which have been recognized as an expense. These comprised costs for external services of € 354k (2021: € 438k), personnel costs of € 9,456k (2021: €  11,606k), costs related to intangible assets of € 9,785k (2021: € 7,409k), cost of materials of € 35,591k (2021: €  13,844k), infrastructure costs of € 25k (2021: € 0k) and other costs of € 104k (2021: € 33k). The increase compared to the previous year is mainly due to higher product sales to affiliated companies and an increase in provisions for onerous contracts. Research & Development Research and development expenses of € 155,591k (2021: € 177,736k) included acquisition and production costs for inventories and research and development costs recognized as an expense. These comprised costs for external services of € 92,989k (2021: € 118,410k), personnel costs of € 40,586k (2021: € 39,526k), costs related to intangible assets of € 4,992k (2021: € 5,421k), cost of materials of € 3,232k (2021: € 2,410k), infrastructure costs of € 9,709k (2021: € 8,729k) and other costs of € 4,082k (2021: € 3,240k). Costs for external services decreased mainly due to lower expenses for external laboratory services in connection with the research and development of tafasitamab. In 2022, no impairment losses were recognized for licenses for concessions, industrial property rights and similar rights and assets (2021: € 0). Selling Expenses Selling expenses of € 47,982k (2021: € 69,821k) consisted mainly of personnel costs in the amount of € 26,584k (2021: € 38,992k), costs for external services of € 19,957k (2021: € 29,036k) and other costs of € 389k (2021: € 739k). The decrease in selling expenses was driven by additional investments that were made in 2021, the first full year of the Monjuvi launch. General Administration Expenses General and administrative expenses of € 40,773k (2021: € 36,858k) contained primarily personnel costs of €  21,533k (2021: € 17,030k), costs for external services of € 13,591k (2021: € 13,702k), infrastructure of € 2,529k (2021: € 4,295k) and other costs of € 1,958k (2021: € 1,157k). 85 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Personnel Expenses Personnel expenses of € 98,159k (2021: € 107,154k) consisted of wages and salaries of € 88,166k (2021: € 97,630k), social security contributions of € 6,019k (2021: € 6,004k), pension costs of € 932k (2021: € 1,137k) and other costs of € 3,042k (2021: € 2,383k). In 2022, other personnel expenses mainly included costs related to recruitment and relocation efforts. The decrease in personnel expenses was driven mainly by lower salary expenses (€  -9,464k) as a result of the reduced average headcount primarily within selling. Although MorphoSys AG executes the taxation of the non-cash benefits for active employees from the allocation and exercise of share-based remuneration as well as other non-cash benefits, the employees are obliged to refund MorphoSys for this tax payment. In order to technically execute this taxation over the payroll, the basis for the assessment must be recorded under personnel expenses. For accounting purposes, this expense is offset by other operating income (see "Other Operating Income"). In 2022, this amount was € 707k (2021: € 1,526k). The decrease in the assessment basis in 2022 was due to the lower volume of share-based transactions versus the prior year. Material Expenses The cost of materials of € 38,851k (2021: € 16,368k) related mainly to expenses for the production of finished products (Monjuvi) and the purchase of raw materials and supplies of € 35,649k (2021: € 13,101k). The cost of materials in 2022 and 2021 did not include any purchased services. The increase compared to the previous year is mainly due to higher product sales to affiliated companies. Other Operating Income Other operating income amounted to € 40,564k, compared with € 38,581k in 2021. This amount mainly included effects from foreign currency gains in the amount of € 18,220k (2021: € 25,006k), income from cost reimbursements received from affiliated companies and from companies, which are linked by virtue of participating interest of € € 14,907k (2021: € 0), effects from refunded taxes paid as well as for the correction of the assessment base for the taxation of non-cash benefits (see the explanations under "Personnel expenses") in the amount of € 556k (2021: € 1,479k) and other income relating to other accounting periods of € 1,074k (2021: € 1,236k). Additionally, income relating to other accounting periods from the reversal of provisions, mainly for external laboratory services, in the amount of € 5,591k (2021: € 10,853k) was included. Other Operating Expenses Other operating expenses amounted to € 21,486k, compared with € 13,197k in 2021. The main reasons for the increase were higher losses from foreign currencies (2022: € 20,927k; 2021: € 9,132k), which were partially compensated by lower losses on forward exchange contracts (forward rate agreements) (2022: € 0; 2021: € 3,495k). Other Interest And Similar Income This line item amounting to € 349,832k (2021: € 30,892k) included primarily non-cash effects from the collaboration and license agreement with Incyte amounting to € 342,733k (2021: € 24,958k). This change mainly results from the updated planning assumptions regarding the expected net cash flows related to Incyte (also Refer to Note "Other Provisions"). For this purpose, € 342,733k (2021: € 24,958k) was recognized as other "Other Interest and similar Income". Changes resulted mainly from lower expected future sales for Monjuvi in the USA. Further effects consist of interest income from affiliated companies amounting to € 4,806k (2021: € 4,691k), from bank balances and financial investments classified as other assets in the amount of € 1,740k (2021: € 633k) and from the discounting of a non-current provision for personnel expenses from performance shares under the LTI Plan in the amount of € 57k (2021: € 3k). Impairment of Financial Assets and Securities held as Current Assets In 2022, no impairment of financial assets and securities held as current assets was recognized. In 2021, the shares in MorphoSys US Inc. was impaired in the amount of € 128,127k to reflect the reduced fair value. MorphoSys decided to centralize all laboratory activities at its German research hub in Planegg, Germany. Consequently, all US-based activities relating to discovery biology and drug discovery departments were abandoned. Therefore, any early pipeline projects in the indirect subsidiary Constellation Pharmaceuticals, Inc. cannot be realized anymore and the expected cash flows from these projects will not materialize accordingly. 86 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Losses (Income) From Other Securities And Loans Presented Under Financial Assets In the financial year, no income from other securities and loans held as financial assets in the financial year was recognized (2021: € 1,656k). In 2021, this position comprised realized gains from the sale of marketable securities and bonds. In 2022, no losses from other securities and loans held as financial assets were accounted for, whereas in 2021, losses in the amount of € 748k comprised unrealized losses from measurement and realized losses from the sale of marketable securities and bonds. Expenses from Contribution Agreements In 2022 the expenses incurred are related to a contribution for operating costs to the affiliated company MorphoSys US Inc. totaling € 8,490k (2021: € 30,164k). Other Interest And Similar Expenses The interest expense of € 22,357k (2021: € 21,098k) mainly included expenses from interest on the nominal value of convertible bonds in the amount of € 2,031k (2021: € 1,903k), effects from discounting the provision associated with the collaboration and license agreement with Incyte in the amount € 18,673k (2021: € 16,648k) as well as interest expenses of financial investments classified as other assets in the amount of € 1,593k (2021: € 2,403k). Taxes on Income After a tax income of € 1,325k in 2021, a tax income of € 1,583k was recognized in 2022, primarily due to a tax loss carryback to the assessment period 2020 and the refund of capital gains taxes. Differences between commercial and tax regulations led to the recognition of temporary differences in the balance sheet of MorphoSys AG, which were calculated on the basis of a tax rate of 26.675%. The Company has elected to offset deferred tax assets and liabilities. The deferred differences existing on December 31, 2022, which would have resulted in deferred tax assets, mainly related to the different recognition of provisions, mainly from the collaboration and license agreement with Incyte, and offsetting the different valuation of deferred income from the agreement with Royalty Pharma. 87 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

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Other Information

Supervisory Board

As of December 31, 2022, the Company's Supervisory Board members were active in the supervisory boards or comparable supervisory bodies of the following companies:

Name Place of Residence Year of Birth	Actual Occupation	MorphoSys Supervisory Board	Memberships in other Supervisory Boards or Executive Bodies
Marc Cluzel, M.D., Ph.D. Montpellier, France Year of Birth: 1955	Chairman of the Supervisory Board of MorphoSys AG as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2012 Chairman Member of the Remuneration & Nomination Committee	Moleac Pte. Ltd., Singapore (Member of the Board of Directors) Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors)
George Golumbeski, Ph.D. Far Hills, New Jersey, USA Year of Birth: 1957	Business consultant in life sciences and healthcare industries, as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2018 Deputy Chairman Chairman of the Science & Technology Committee	Carrick Therapeutics Ltd., Ireland (Chair of the Board of Directors) Ananke Therapeutics, Inc., USA (Chair of the Board of Directors) Sage Therapeutics Inc., USA (Member of the Board of Directors) Shattuck Labs, Inc., USA (Chair of the Board of Directors) Actio Biosciences, USA (Chair of the Board of Directors) Chroma Medicine, USA (Member of the Board of Directors)
Krisja Vermeylen Herentals, Belgium Year of Birth: 1962	Business consultant in life sciences and healthcare industries as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2017 Member Member of the Audit Committee Chairman of the Remuneration & Nomination Committee	Diaverum AB, Sweden (Member of the Board of Directors)
Michael Brosnan Osterville, Massachusetts, USA Year of Birth: 1955	Business consultant in life sciences and healthcare industries, as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2018 Member Chairman of the Audit Committee Member of the Remuneration & Nomination Committee	Daimler Truck AG, Germany (Member of the Board of Directors) Daimler Truck Holding AG, Germany (Member of the Board of Directors) CureVac SE, Germany (Member of the Board of Directors)
Sharon Curran Dublin, Ireland Year of Birth: 1968	Non-Executive Director in life sciences and healthcare industries, as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2019 Member Member of the Audit Committee Member of the Science & Technology Committee	Circassia Pharmaceuticals plc., United Kingdom (Member of the Board of Directors) Spinnaker TopCo Ltd. / Norgine, Jersey (Member of the Board of Directors)
Andrew Cheng, M.D., Ph.D. Burlingame, CA, USA Year of Birth: 1967	President and Chief Executive Officer of Akero Therapeutics, Inc., as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2022 Member Member of the Science & Technology Committee	Vera Therapeutics, Inc., USA (Member of the Board of Directors)

Corporate Governance

In December 2002, the Company pledged to adhere to the corporate governance principles in compliance with the provisions of the German Corporate Governance Code, which has subsequently been amended.

On November 29, 2022, the Company published the Declaration of Conformity of the Management Board and Supervisory Board pursuant to Section 161 AktG and made it permanently available to its shareholders. This declaration can be found on the Company's website (www.morphosys.com).

Management Board

Jean-Paul Kress, M.D., Boston, MA, USA (Chief Executive Officer) and chairman of the Board of Directors of Erytech Pharma SA, Lyon, France (a publicly listed company).

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Sung Lee, Master of Business Taxation, Munich, Germany (Chief Financial Officer). Effective as of the end of March 17, 2023, Sung Lee resigned from his position as a member of the Management Board and Chief Financial Officer of the Company. Malte Peters, M.D., Munich, Germany stepped down as a member of the Management Board with effect from the end of September 30, 2022. Charlotte Lohmann, Munich, Germany (Chief Legal Officer from March 1, 2023, onwards) and member of the Board of Directors of Vivoryon Therapeutics N.V., Munich/Halle, Germany (a publicly listed company). Total Remuneration of the Management Board And Supervisory Board The remuneration system for the Management Board meets the requirements of the German Corporate Governance Code and is intended to further a sustainable and long-term development of the Company. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan), stock option and performance share plans as well as performance share unit programs from previous years. In addition to fixed base remuneration, Management Board members receive standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to service agreements, and dual residences. All total compensation packages are reviewed annually by the Compensation and Nomination Committee for scope and appropriateness and compared with the outcome of an annual Executive Board compensation analysis. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2021 and 2022. As part of the company pension plan, the Management Board members participate in a pension plan in the form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base remuneration, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in the provident fund pension plan. Malte Peters, M.D., a member of the Management Board who left during the reporting period, used both the provident fund as well as an individual pension plan for this purpose (this individual component is not shown in the following table). Management Board members who also have a company pension plan as part of their deferred compensation also receive an allowance for this Company pension plan. If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of (i) a change of control and (ii) a material reduction of his responsibilities within one year after the change of control, the Chief Executive Officer Jean-Paul Kress, M.D., is entitled to resign from his office as member of the Management Board and simultaneously terminate his service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration. Further, in the event of a change of control, the member of the Management Board and Chief Financial Officer Sung Lee is entitled to exercise a right to terminate his service contracts and receive any outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration. The Performance Share Unit Program 2022 also provides for the right of the Executive Board members and/or the Company to forfeit all unexercised performance share units in return for a compensation payment in the amount of the respective offer price in the event of a takeover bid or a mandatory offer. In addition, in such a case all granted stock options, performance share units and performance shares will vest with immediate effect and can be exercised after expiry of the statutory waiting periods. A change of control has occurred when (i)  MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys’s voting rights. 89 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

90

In 2022, the STI 2021 was paid out. Financial and non-financial performance indicators were set for the STI 2021. The financial performance indicator included the financial performance indicators as presented in the management report. The non-financial ones included commercial, development and BD&L, and research and BD&L targets. These performance indicators resulted in a weighted target achievement of 167.2%. This was multiplied by a target amount per Management Board member set by the Supervisory Board to give the bonus payout amount.

With regard to the annual bonus 2022 payments made to members of the Management Board and voluntarily disclosed below in this remuneration report, the following correction was made to the annual bonus 2021: The annual bonus 2021 was paid to the Management Board members in February 2022 based on preliminary financial figures. On March 10, 2022, a one-time, non-cash impairment charge was announced based on the Company's decision to consolidate all research activities on the most advanced programs following the acquisition of Constellation Pharmaceuticals and to centralize all laboratory activities at the German research site in Planegg. This impacted the achievement of Target 4 of the annual bonus 2021. As already outlined in the Remuneration Report 2021, the impact of this effect will be deducted from the payment of the annual bonus 2022. The reduced expenses were recognized in 2022.

Dr. Malte Peters was released from his duties as a member of the Management Board effective September 30, 2022, until December 31, 2022, with continued payment of his compensation. Furthermore, all stock options, performance shares and performance share units granted to him (with the exception of the performance share units granted to him under the Performance Share Unit Program 2022, which were only granted to him on a pro-rata basis until his departure) vested in full.

Sung Lee announced as of December 20, 2022 that he will retire from the Company as of March 17, 2023. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.

For the fiscal year 2022, the members of the Management Board were granted a total compensation (in accordance with HGB) of € 9,159,782 (2021 € 9,718,350). In 2022, termination benefits for members of the Management Board amounted to € 320,248 (2021: € 806,297).

As of June 1, 2022, the Management Board was granted 242,104 Performance Share Units. The fair value as of December 31, 2022, amounts to € 10.85.

Payments to former members of the Management Board amounted to € 1,374k in 2022 (2021: € 4,615k).

In 2022, the total compensation for the Supervisory Board, excluding reimbursement of travel expenses, amounted to € 582,930 (2021: € 625,872).

Supervisory Board Remuneration for the Years 2022 and 2021:

	Fixed Compensation		Attendance Fees[3]		Total Compensation	
in €	2022	2021	2022	2021	2022	2021
Marc Cluzel, M.D., Ph.D.	104,210	104,210	45,200	60,800	149,410	165,010
Michael Brosnan	57,284	57,284	34,000	31,800	91,284	89,084
Sharon Curran	45,284	45,284	27,200	29,400	72,484	74,684
George Golumbeski, Ph.D.	70,926	70,926	29,200	31,200	100,126	102,126
Andrew Cheng, M.D., Ph.D.[1]	28,240	–	12,400	–	40,640	–
Wendy Johnson[2]	19,302	51,284	20,400	44,800	39,702	96,084
Krisja Vermeylen	57,284	57,284	32,000	41,600	89,284	98,884
Total	**382,530**	**386,272**	**200,400**	**239,600**	**582,930**	**625,872**

[1] Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.

[2] Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022.

[3] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

91

There are presently no other agreements with current or former members of the Supervisory Board.

The following overviews show the shares, stock options and performance shares held by members of the Management Board and Supervisory Board during the 2022 financial year, as well as the changes in their ownership.

Shares

	01/01/2022	Additions	Sales	12/31/2022
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee	2,250	0	0	2,250
Malte Peters, M.D.[1]	7,456	0	0	0
Total	**9,706**	**0**	**0**	**2,250**
Supervisory Board				
Marc Cluzel, M.D., Ph.D.	1,000	3,500	0	4,500
Michael Brosnan	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Andrew Cheng, M.D., Ph.D.[2]	–	0	0	0
Wendy Johnson[3]	563	0	0	–
Krisja Vermeylen	1,000	1,000	0	2,000
Total	**7,563**	**4,500**	**0**	**11,500**

Stock Options

	01/01/2022	Additions	Forfeitures	Exercises	12/31/2022
Management Board					
Jean-Paul Kress, M.D.	81,989	0	0	0	81,989
Sung Lee	0	0	0	0	0
Malte Peters, M.D.[1]	33,110	0	0	0	–
Total	**115,099**	**0**	**0**	**0**	**81,989**

Performance Shares

	01/01/2022	Additions	Adjustment due to Performance Criteria[4]	Forfeitures	Allocations[5]	12/31/2022
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee	0	0	0	0	0	0
Malte Peters, M.D.[1]	3,105	0	(1,347)	0	0	–
Total	**3,105**	**0**	**(1,347)**	**0**	**0**	**0**

[1] Malte Peters, M.D., resigned as a member of the Management Board with effect from the end of September 30, 2022. Changes after his departure from the Management Board are not presented.

[2] Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.

[3] Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022. Changes in the number of shares after her departure from the Supervisory Board are not presented.

[4] Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

92

[5] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

MorphoSys does not award any stock options or performance shares to the Supervisory Board.

Compensation of the Auditor

At the Company's Annual General Meeting in May 2022, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

The table below shows the total fees PwC GmbH received in the 2022 financial year.

in 000' €	2022	2021
Audit Fees	2,335	2,141
Fees for Other Assurance Services	112	116
Tax Service Fees	0	0
Other Fees for Other Services	11	2
Total	**2,458**	**2,258**

The other assurance services comprised fees in connection with the non-financial group report as well as the audit of the content of the remuneration report.

Human Resources

As of December 31, 2022, MorphoSys AG engaged a total of 424 employees (December 31, 2021: 455) in addition to the 2 Management Board members and 10 trainees (December 31, 2021: 3 Management Board members and 12 trainees).

The average number of employees in the 2022 financial year was 438 (2021: 456). Of this number, a total of 7 persons were employed in production, 329 in research and development, 5 in selling and 97 in general and administration in 2022.

Dividends

The profit for the year 2022 was offset against the prior year's accumulated deficit, resulting in an accumulated deficit as of December 31, 2022. In line with the standard practice in the biotechnology industry, MorphoSys does not expect to pay a dividend in the foreseeable future. The majority of the Company's potential future profit is expected to be reinvested in the operating business, particularly in the area of proprietary drug development, in order to create additional shareholder value and to take advantage of growth opportunities.

Mandatory disclosures in accordance with the German Securities Trading ACT (WpHG)

The Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of December 31, 2022):

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

FMR LLC, ON MAY 5, 2020 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation FMR LLC, Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 04/30/2020 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.82% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.10% Total of both in % (7.a.+7.b.) 2.92% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 3.99% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.15% Total of both in % (7.a.+7.b.) 4.14% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 927821 In % - indirect (Sec. 34 WpHG) 2.82% Total - Absolut 927821 Total - in % 2.82% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Lent Securities (right to recall) Total Voting rights absolut 33875 Total Voting rights in % 0.10% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more FMR LLC % Fidelity Management & Research Company %   FMR LLC % FIAM Holdings LLC % Fidelity Institutional Asset Management Trust Company %   FMR LLC % FIAM Holdings LLC % FIAM LLC %   FMR LLC % Fidelity Advisory Holdings LLC % Strategic Advisers LLC. % 93 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

MINISTRY OF FINANCE ON BEHALF OF THE STATE OF NORWAY, ON JUNE 25, 2020 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Ministry of Finance on behalf of the State of Norway, Oslo, Norway 5. Date on which threshold was crossed or reached 06/23/2020 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.62% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.49% Total of both in % (7.a.+7.b.) 3.10% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 3.09% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.49% Total of both in % (7.a.+7.b.) 3.58% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 860304 In % - indirect (Sec. 34 WpHG) 2.62% Total - Absolut 860304 Total - in % 2.62% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Shares on Loan (right to recall) Total Voting rights absolute 106398 Total Voting rights in % 0.32% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Total - Voting rights absolut 54084 Total Voting rights in % 0.16% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more State of Norway % Norges Bank % 94 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

AIM INTERNATIONAL MUTUAL FUNDS (INVESCO MUTUAL FUNDS), ON OCTOBER 28, 2020 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS), Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 10/23/2020 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.88% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.88% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 4.92% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 4.92% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 947139 In % - indirect (Sec. 34 WpHG) 2.88% Total - Absolut 947139 Total - in % 2.88% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). 95 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

T. ROWE PRICE INTERNATIONAL FUNDS, INC., ON APRIL 19, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of instruments 3. Details of person subject to the notification obligation T. Rowe Price International Funds, Inc., Baltimore, Maryland, United States of America 5. Date on which threshold was crossed or reached 04/13/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.57% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.96% Total of both in % (7.a.+7.b.) 3.53% Total number of voting rights pursuant to Sec. 41 WpHG 32890046 Previous notification % of voting rights attached to shares (total of 7.a.) 3.01% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.01% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 843705 In % - indirect (Sec. 34 WpHG) 2.57% Total - Absolute 843705 Total - in % 2.57% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG lSIN DE0006632003 Type of instrument Shares on loan Total Voting rights absolute 317289 Total Voting rights in % 0.96% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more T. Rowe Price International Funds, Inc. % -T. Rowe Price International Stock Fund % - T. Rowe Price International Funds, Inc. % -T. Rowe Price International Discovery Fund % - T. Rowe Price International Funds, Inc. % -T. Rowe Price European Stock Fund % INVESCO LTD., ON JULY 21, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 96 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Invesco Ltd., Hamilton, Bermuda 5. Date on which threshold was crossed or reached 03/29/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.98% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.98% Total number of voting rights pursuant to Sec. 41 WpHG 32890689 Previous notification % of voting rights attached to shares (total of 7.a.) 3.01% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.01% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 979174 In % - indirect (Sec. 34 WpHG) 2.98% Total - Absolute 979174 Total - in % 2.98% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) -Invesco Ltd. % -Invesco UK Limited % -Invesco Asset Management Limited % - -Invesco Ltd. % -Invesco Holding Company Limited % -Invesco Holding Company (US), Inc. % -Oppenheimer Acquisition Corporation % -OppenheimerFunds, Inc. % -Invesco Group Services, Inc. % -Invesco Capital Management LLC % - -Invesco Ltd. % -Invesco Holding Company Limited % -Invesco Holding Company (US), Inc. % -Oppenheimer Acquisition Corporation % -OppenheimerFunds, Inc. % -Invesco Group Services, Inc. % -Invesco Advisers, Inc. % - -Invesco Ltd. % 97 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

-Invesco UK Limited % -Invesco International Holdings Limited % -Invesco Asset Management Deutschland GmbH % PABLO LEGORRETA (ROYALTY PHARMA INVESTMENTS 2019 ICAV), ON AUGUST 2, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Pablo Legorreta, Date of birth: 10/30/1963 4. Name(s) of shareholder(s) Royalty Pharma Investments 2019 ICAV 5. Date on which threshold was crossed or reached 07/29/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 3.91% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.91% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) n/a % of voting rights through instruments (total of 7.b.1+7.b.2) n/a Total of both in % (7.a.+7.b.) n/a 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1337552 In % - indirect (Sec. 34 WpHG) 3.91% Total - Absolute 1337552 Total - in % 3.91% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Pablo Legorreta % RP Management, LLC 3.91% 98 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

ROYALTY PHARMA PLC (ROYALTY PHARMA INVESTMENTS 2019 ICAV), ON AUGUST 2, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Royalty Pharma PLC, Bristol, United Kingdom of Great Britain and Nothern Ireland 4. Name(s) of shareholder(s) Royalty Pharma Investments 2019 ICAV 5. Date on which threshold was crossed or reached 07/29/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 3.91% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.91% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) n/a % of voting rights through instruments (total of 7.b.1+7.b.2) n/a Total of both in % (7.a.+7.b.) n/a 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1337552 In % - indirect (Sec. 34 WpHG) 3.91% Total - Absolute 1337552 Total - in % 3.91% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Royalty Pharma PLC % Royalty Pharma Holdings Ltd. % Royalty Pharma Investments 2019 ICAV 3.91% 99 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

ARTISAN PARTNERS FUNDS, INC., ON SEPTEMBER 20, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Artisan Partners Funds, Inc., Madison, Wisconsin, United States of America 5. Date on which threshold was crossed or reached 09/15/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.93% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.93% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.02% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.02% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1003630 In % - indirect (Sec. 34 WpHG) 2.93% Total - Absolute 1003630 Total - in % 2.93% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). 100 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

ARTISAN PARTNERS ASSET MANAGEMENT INC., ON SEPTEMBER 23, 2021 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Artisan Partners Asset Management Inc., Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 09/20/2021 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.95% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.95% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.04% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.04% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1010913 In % - indirect (Sec. 34 WpHG) 2.95% Total - Absolute 1010913 Total - in % 2.95% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Artisan Partners Asset Management Inc. % Artisan Partners Holdings LP % Artisan Investments GP LLC % Artisan Partners Limited Partnership % BLACKROCK, INC., ON OCTOBER 12, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation BlackRock, Inc., Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 10/07/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 2.85% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.37% Total of both in % (7.a.+7.b.) 3.23% 101 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.03% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.47% Total of both in % (7.a.+7.b.) 3.50% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 972762 In % - indirect (Sec. 34 WpHG) 2.84% a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN US6177602025 Absolute – indirect (Sec. 34 WpHG) 3792 In % - indirect (Sec. 34 WpHG) 0.01% Total - Absolute 976554 Total - in % 2.85% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Lent Securities (right to recall) Total Voting rights absolute 128295 Total Voting rights in % 0.37% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Total Voting rights absolute 33 Total Voting rights in % 0.0001% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more BlackRock, Inc. % Trident Merger LLC % BlackRock Investment Management, LLC % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % - BlackRock, Inc. % Trident Merger LLC % BlackRock Investment Management, LLC % Amethyst Intermediate LLC % Aperio Holdings LLC % Aperio Group, LLC % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % 102 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Fund Advisors % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Institutional Trust Company, National Association % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Australia Holdco Pty. Ltd. % BlackRock Investment Management (Australia) Limited % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Canada Holdings LP % BlackRock Canada Holdings ULC % BlackRock Asset Management Canada Limited % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock (Singapore) Holdco Pte. Ltd. % BlackRock HK Holdco Limited % BlackRock Lux Finco S. a r.l. % BlackRock Japan Holdings GK % BlackRock Japan Co., Ltd. % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % 103 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

BlackRock Holdco 3, LLC BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Advisors (UK) Limited % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock (Luxembourg) S.A. % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock Investment Management Ireland Holdings Limited % BlackRock Asset Management Ireland Limited 104 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

- % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock UK Holdco Limited % BlackRock Asset Management Schweiz AG - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock (Netherlands) B.V. % BlackRock Asset Management Deutschland AG - % 105 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

SOCIÉTÉ GÉNÉRALE S.A. ON NOVEMBER 16, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: Applying of trading book exemption according to sec. 36 para. 1 WpHG 3. Details of person subject to the notification obligation Société Générale S.A., Paris, France 5. Date on which threshold was crossed or reached 11/10/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.00% & of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 0.00% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 0.36% % of voting rights through instruments (total of 7.b.1+7.b.2) 4.87% Total of both in % (7.a.+7.b.) 5.23% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 0 In % - indirect (Sec. 34 WpHG) 0.00% Total - Absolute 0 Total - in % 0.00% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). MORGAN STANLEY, ON NOVEMBER 28 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of instruments 3. Details of person subject to the notification obligation Morgan Stanley, Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 11/22/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.25% % of voting rights through instruments (total of 7.b.1+7.b.2) 7.12% Total of both in % (7.a.+7.b.) 7.38% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 106 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Previous notification % of voting rights attached to shares (total of 7.a.) 2.99% % of voting rights through instruments (total of 7.b.1+7.b.2) n/a Total of both in % (7.a.+7.b.) 2.99% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 86547 In % - indirect (Sec. 34 WpHG) 0.25% Total - Absolute 86547 Total - in % 0.25% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right of recall over securities lending agreements Voting rights absolute 437515 Voting rights in % 1.28% Total Voting rights absolute 437515 Total Voting rights in % 1.28% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Equity Put Option Cash or physical settlement Physical Voting rights absolute 2000000 Voting rights in % 5.84% Type of instrument Retail Structured Product Cash or physical settlement Cash Voting rights absolute 943 Voting rights in % 0.00% Total Voting rights absolute 2000943 Total Voting rights in % 5.85% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Morgan Stanley % Morgan Stanley Capital Management, LLC % Morgan Stanley Domestic Holdings, Inc. % Morgan Stanley Capital Services LLC % — Morgan Stanley % Morgan Stanley Capital Management, LLC % Morgan Stanley Domestic Holdings, Inc. % Morgan Stanley & Co. LLC % — Morgan Stanley % Morgan Stanley International Holdings Inc. % Morgan Stanley International Limited % Morgan Stanley Investments (UK) % Morgan Stanley & Co. International plc 6.89% 107 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

— Morgan Stanley % Morgan Stanley Capital Management, LLC % Morgan Stanley Domestic Holdings, Inc. % Morgan Stanley & Co. LLC % Prime Dealer Services Corp. % — Morgan Stanley % Morgan Stanley Capital Management, LLC % Morgan Stanley Domestic Holdings, Inc. % Morgan Stanley Smith Barney LLC % — Morgan Stanley % Morgan Stanley Capital Management, LLC % Morgan Stanley Domestic Holdings, Inc. % ETCM Holdings, LLC % E*TRADE Securities LLC % 108 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

BAILLIE GIFFORD & CO, ON DECEMBER 22, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Baillie Gifford & Co, Edinburgh, UK 5. Date on which threshold was crossed or reached 12/16/2022 6. Total position New % of voting rights attached to shares (total of 7.a.) 2.44% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 2.44% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 4.27% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 4.27% 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 835292 In % - indirect (Sec. 34 WpHG) 2.44% Total - Absolut 835292 Total - in % 2.44% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Baillie Gifford & Co % Baillie Gifford Overseas Limited % 109 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

ADAGE CAPITAL PARTNERS, L.P., ON DECEMBER 22, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Adage Capital Partners, L.P. First name Robert Surname Atchinson Date of birth 10/24/1957 First name Phillip Surname Gross Date of birth 12/03/1959 4. Name(s) of shareholder(s) Name Adage Capital Partners, L.P. 5. Date on which threshold was crossed or reached 12/02/2022 6. Total position New % of voting rights attached to shares (total of 7.a.) 3.21% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.21% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) n/a % of voting rights through instruments (total of 7.b.1+7.b.2) n/a Total of both in % (7.a.+7.b.) n/a 7. Details on total position a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolut – indirect (Sec. 34 WpHG) 1100000 In % - indirect (Sec. 34 WpHG) 3.21% Total - Absolut 1100000 Total - in % 3.21% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Robert Atchinson / Phillip Gross % Adage Capital Advisors, L.L.C. % Adage Capital Partners GP, L.L. C. % Adage Capital Partners, L.P. 3.21% - Robert Atchinson / Phillip Gross % Adage Capital Partners, L.L.C. % Adage Capital Management, L. P. 3.21% 110 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

T. ROWE PRICE GROUP, INC., ON DECEMBER 23, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation T. Rowe Price Group, Inc., Baltimore, Maryland, United States of America 5. Date on which threshold was crossed or reached 12/20/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 5.26% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 5.26% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.01% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.01% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) US6177602025 Absolute – indirect (Sec. 34 WpHG) 1799250 In % - indirect (Sec. 34 WpHG) 5.26% Total - Absolute 1799250 Total - in % 5.26% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) T. Rowe Price Group, Inc. % T. Rowe Price Associates, Inc. % T. Rowe Price Investment Management, Inc. 5% 111 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

JPMORGAN CHASE & CO., ON DECEMBER 23, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation JPMorgan Chase & Co., Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 12/20/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 3.15% & of voting rights through instruments (total of 7.b.1+7.b.2) 2.99% Total of both in % (7.a.+7.b.) 6.14% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 2.90% % of voting rights through instruments (total of 7.b.1+7.b.2) 2.77% Total of both in % (7.a.+7.b.) 5.68% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1079371 In % - indirect (Sec. 34 WpHG) 3.15% Total - Absolute 1079371 Total - in % 3.15% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Internal right to recall shares lent out Voting rights absolute 147945 Voting rights in % 0.43% Type of instrument Right to recall shares lent out Voting rights absolute 77500 Voting rights in % 0.23% Type of instrument Third Party convertible bonds - right of use held Voting rights absolute 45.699 Voting rights in % 0.13% Total Voting rights absolute 271144 Total Voting rights in % 0.79% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Convertible bonds Cash or physical settlement Physical Total Voting rights absolute 202604 Type of instrument Cash-settled Call Options Cash or physical settlement Cash Total Voting rights absolute 615 Type of instrument Equity Swap 112 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Cash or physical settlement Cash Total Voting rights absolute 548373 Total Voting rights in % 2.20% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) JPMorgan Chase & Co. % JPMorgan Chase Bank, National Association % J.P. Morgan International Finance Limited % J.P. Morgan Capital Holdings Limited % J.P. Morgan Securities plc % - JPMorgan Chase & Co. % JPMorgan Chase Holdings LLC % J.P. Morgan Broker-Dealer Holdings Inc. % J.P. Morgan Securities LLC 3.15% - JPMorgan Chase & Co. % JPMorgan Chase Bank, National Association % J.P. Morgan International Finance Limited % J.P. Morgan Structured Products B.V. % BANK OF AMERICA CORPORATION, ON DECEMBER 29, 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of instruments 3. Details of person subject to the notification obligation Bank of America Corporation, Wilmington, Delaware, United States oF America 5. Date on which threshold was crossed or reached 12/22/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.70% & of voting rights through instruments (total of 7.b.1+7.b.2) 5.11% Total of both in % (7.a.+7.b.) 5.80% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 0.67% % of voting rights through instruments (total of 7.b.1+7.b.2) 4.83% Total of both in % (7.a.+7.b.) 5.49% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 113 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Absolute – indirect (Sec. 34 WpHG) 237775 In % - indirect (Sec. 34 WpHG) 0.69% Total - Absolute 237775 Total - in % 0.69% a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN US6177602025 Absolute – indirect (Sec. 34 WpHG) 778 In % - indirect (Sec. 34 WpHG) 0.00% Total - Absolute 778 Total - in % 0.00% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right to Recall Common Stock Voting rights absolute 205263 Voting rights in % 0.60% Type of instrument Right to Recall Depositary Receipts Voting rights absolute 25 Voting rights in % 0.00% Type of instrument Rights of Use Common Stock Voting rights absolute 517045 Voting rights in % 1.51% Type of instrument Rights of Use Depositary Receipts Voting rights absolute 156806 Voting rights in % 0.46% Total Voting rights absolute 879139 Total Voting rights in % 2.57% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Swap Cash or physical settlement Cash Total Voting rights absolute 868495 Total Voting rights in % 2.54% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Bank of America Corporation % NB Holdings Corporation % BofAML Jersey Holdings Limited % BofAML EMEA Holdings 2 Limited % ML UK Capital Holdings Limited % Merrill Lynch International % — Bank of America Corporation % NB Holdings Corporation % BAC North America Holding Company % Bank of America, National Association % — Bank of America Corporation % NB Holdings Corporation % BofA Securities, Inc % 114 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

— Bank of America Corporation % NB Holdings Corporation % BofA Securities, Inc % Merrill Lynch Professional Clearing Corp. % — Bank of America Corporation % NB Holdings Corporation % BAC North America Holding Company % Bank of America, National Association % U.S. Trust Company of Delaware % THE GOLDMAN SACHS GROUP, INC., ON DECEMBER 29 2022 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of instruments Other reason: Voluntary group notification with triggered treshold on subsidiary level 3. Details of person subject to the notification obligation The Goldman Sachs Group, Inc., Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 12/23/2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.55% % of voting rights through instruments (total of 7.b.1+7.b.2) 14.72% Total of both in % (7.a.+7.b.) 15.27% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 1.57% % of voting rights through instruments (total of 7.b.1+7.b.2) 14.08% Total of both in % (7.a.+7.b.) 15.65% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 188097 In % - indirect (Sec. 34 WpHG) 0.55% a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN US6177602025 Absolute – indirect (Sec. 34 WpHG) 8 In % - indirect (Sec. 34 WpHG) 0.00002% Total - Absolute 188105 Total - in % 0.55% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG 115 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Type of instrument Right To Recall Voting rights absolute 1489815 Voting rights in % 4.35% Type of instrument Right Of Use Voting rights absolute 1191615 Voting rights in % 3.48% Type of instrument Convertible Bond Voting rights absolute 141213 Voting rights in % 0.41% Type of instrument Call Option Voting rights absolute 98000 Voting rights in % 0.29% Total Voting rights absolute 2920644 Total Voting rights in % 8.53% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Call Warrant Cash or physical settlement Cash Voting rights absolute 193072 Voting rights in % 0.56% Type of instrument Swap Cash or physical settlement Cash Voting rights absolute 1026088 Voting rights in % 2.99% Type of instrument Put Option Cash or physical settlement Physical Voting rights absolute 900000 Voting rights in % 2.63% Total Voting rights absolute 2119160 Total Voting rights in % 6.19% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) The Goldman Sachs Group, Inc. % GSAM Holdings LLC % Goldman Sachs Asset Management, L.P. % — The Goldman Sachs Group, Inc. % GSAM Holdings LLC % NNIP Holdings LLC % NNIP UK Holdings II Ltd % NNIP UK Holdings I B.V. / NNIP Holdings II B.V. % NN Investment Partners Holdings B.V. % — The Goldman Sachs Group, Inc. % Goldman Sachs Bank USA % Goldman Sachs Bank Europe SE % — 116 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

The Goldman Sachs Group, Inc. % Goldman Sachs (UK) L.L.C. % Goldman Sachs Group UK Limited % Goldman Sachs International Bank % — The Goldman Sachs Group, Inc. % Folio Financial, Inc. % Folio Investments, Inc. % — The Goldman Sachs Group, Inc. % Goldman Sachs & Co. LLC 5.35% 5.73% — The Goldman Sachs Group, Inc. % Goldman Sachs (UK) L.L.C. % Goldman Sachs Group UK Limited % Goldman Sachs International 8.25% 8.35% After the end of the reporting period (December 31, 2022), the Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of March 14, 2023): 117 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

STEVEN BOYD (ARMISTICE CAPITAL MASTER FUND LTD.), ON JANUARY 19, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Steven Boyd, 01/18/1991 4. Name(s) of shareholder(s) Armistice Capital Master Fund Ltd. 5. Date on which threshold was crossed or reached 01/10/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 5.16% & of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 5.16% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.03% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.03% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1768000 In % - indirect (Sec. 34 WpHG) 5.16% Total - Absolute 1768000 Total - in % 5.16% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Steven Boyd % Armistice Capital LLC 5.16% — Steven Boyd % Armistice Capital GP, LLC % Armistice Capital Fund, LP % 118 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

ARMISTICE CAPITAL OFFSHORE FUND LTD (ARMISTICE CAPITAL MUSTER FUND, LTD.), ON JANUARY 19, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Armistice Capital Offshore Fund Ltd 4. Name(s) of shareholder(s) Armistice Capital Master Fund, Ltd. 5. Date on which threshold was crossed or reached 01/10/2023 6. Total positions New % of voting rights attached to shares (total of 7.a.) 5.16% & of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 5.16% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.03% % of voting rights through instruments (total of 7.b.1+7.b.2) 0.00% Total of both in % (7.a.+7.b.) 3.03% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1768000 In % - indirect (Sec. 34 WpHG) 5.16% Total - Absolute 1768000 Total - in % 5.16% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) Armistice Capital Offshore Fund, Ltd. % Armistice Capital Master Fund, Ltd 5.16% THE GOLDMAN SACHS GROUP, INC., ON FEBRUARY 13, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments 3. Details of person subject to the notification obligation The Goldman Sachs Group, Inc., Wilmington, Delaware, United States of America 5. Date on which threshold was crossed or reached 02/07/2023 6. Total positions 119 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

New % of voting rights attached to shares (total of 7.a.) 1.53% % of voting rights through instruments (total of 7.b.1+7.b.2) 17.17% Total of both in % (7.a.+7.b.) 18.70% Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 3.96% % of voting rights through instruments (total of 7.b.1+7.b.2) 16.06% Total of both in % (7.a.+7.b.) 20.02% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN DE0006632003 Absolute – indirect (Sec. 34 WpHG) 518285 In % - indirect (Sec. 34 WpHG) 1.51% a. Voting rights attached to shares (Sec. 33, 34 WpHG) lSIN US6177602025 Absolute – indirect (Sec. 34 WpHG) 6852 In % - indirect (Sec. 34 WpHG) 0.02% Total - Absolute 525137 Total - in % 1.53% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Right To Recall Voting rights absolute 2624777 Voting rights in % 7.67% Type of instrument Right Of Use Voting rights absolute 973218 Voting rights in % 2.84% Type of instrument Convertible Bond Voting rights absolute 70074 Voting rights in % 0.20% Type of instrument Call Option Voting rights absolute 153000 Voting rights in % 0.45% Total Voting rights absolute 3821070 Total Voting rights in % 11.16% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Swap Cash or physical settlement Cash Voting rights absolute 938431 Voting rights in % 2.74% Type of instrument Call Warrant Cash or physical settlement Cash 120 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Voting rights absolute 218176 Voting rights in % 0.64% Type of instrument Put Option Cash or physical settlement Physical Voting rights absolute 900000 Voting rights in % 2.63% Total Voting rights absolute 2056608 Total Voting rights in % 6.01% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) The Goldman Sachs Group, Inc. % GSAM Holdings LLC % Goldman Sachs Asset Management, L.P. % — The Goldman Sachs Group, Inc. % GSAM Holdings LLC % NNIP Holdings LLC % NNIP UK Holdings II Ltd % NNIP UK Holdings I B.V. / NNIP Holdings II B.V. % NN Investment Partners Holdings B.V. % — The Goldman Sachs Group, Inc. % Goldman Sachs Bank USA % Goldman Sachs Bank Europe SE % — The Goldman Sachs Group, Inc. % Goldman Sachs (UK) L.L.C. % Goldman Sachs Group UK Limited % Goldman Sachs International Bank % — The Goldman Sachs Group, Inc. % Folio Financial, Inc. % Folio Investments, Inc. % — The Goldman Sachs Group, Inc. % Goldman Sachs & Co. LLC % — The Goldman Sachs Group, Inc. % Goldman Sachs (UK) L.L.C. % Goldman Sachs Group UK Limited % Goldman Sachs International % 11.09% 11.09% 121 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

LMR Partners Management Limited, on February 21, 2023 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of instruments 3. Details of person subject to the notification obligation LMR Partners Management LimitedGrand Cayman, Grand Cayman, Cayman Islands 5. Date on which threshold was crossed or reached 21.11.2022 6. Total positions New % of voting rights attached to shares (total of 7.a.) 0.0% % of voting rights through instruments (total of 7.b.1+7.b.2) 5.87 % Total of both in % (7.a.+7.b.) 5.87 % Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification n/a % % of voting rights attached to shares (total of 7.a.) n/a % % of voting rights through instruments (total of 7.b.1+7.b.2) n/a % Total of both in % (7.a.+7.b.) / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) % Absolute – indirect (Sec. 34 WpHG) % In % - indirect (Sec. 34 WpHG) % Total - Absolute % Total - in % % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Voting rights absolute Voting rights in % Sum - in % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Equity put option Cash or physical settlement Physical Voting rights absolute 2000000 Voting rights in % 5.84 % Type of instrument Contract for difference Cash or physical settlement cash-settled Voting rights absolute 9519 Voting rights in % 0.03 % Total Voting rights absolute 2009519 Total Voting rights in % 5.87% 122 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

123

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
-LMR Partners Management Limited	%	%	%
-LMR Partners LP	%	%	%
-LMR Partners (Offshore) Limited	%	%	%
-LMR Management Services Limited	%	%	%
-LMR Partners AG	%	5.87 %	5.87 %
-	%	%	%
-LMR Partners Management Limited	%	%	%
-LMR Partners LP	%	%	%
-LMR Partners (Offshore) Limited	%	%	%
-LMR Management Services Limited	%	%	%
-LMR Partners LLP	%	5.87 %	5.87 %
–	%	%	%
-LMR Partners Management Limited	%	%	%
-LMR Partners LP	%	%	%
-LMR Partners (Offshore) Limited	%	%	%
-LMR Partners (DIFC) Limited	%	5.87 %	5.87 %
–	%	%	%
-LMR Partners Management Limited	%	%	%
-LMR Partners LP	%	%	%
-LMR Partners (Offshore) Limited	%	%	%
-LMR Partners Limited	%	5.87 %	5.87 %
–	%	%	%
-LMR Partners Management Limited	%	%	%
-LMR Partners LP	%	%	%
-LMR Partners (Offshore) Limited	%	%	%
-LMR Partners LLC	%	5.87 %	5.87 %

JPMorgan Chase & Co, am 27. Februar 2023

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: voluntary group notification with triggered threshold on subsidiary level
3. Details of person subject to the notification obligation	JPMorgan Chase & Co. Wilmington, Delaware, United States of America (USA)
5. Date on which threshold was crossed or reached	21.02.2023

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

6. Total positions New % of voting rights attached to shares (total of 7.a.) 5.73% % of voting rights through instruments (total of 7.b.1+7.b.2) 2.75 % Total of both in % (7.a.+7.b.) 8.48 % Total number of voting rights pursuant to Sec. 41 WpHG 34231943 Previous notification % of voting rights attached to shares (total of 7.a.) 5.02% % of voting rights through instruments (total of 7.b.1+7.b.2) 2.94 % Total of both in % (7.a.+7.b.) 7.96% 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN: DE0006632003 Absolute – indirect (Sec. 34 WpHG) 1961437 In % - indirect (Sec. 34 WpHG) 5.73 % Total - Absolute 1961437 Total - in % 5.73 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Internal right to recall shares lent out Voting rights absolute 246935 Voting rights in % 0.72 % Type of instrument Third Party convertible bonds - right of use held Voting rights absolute 45699 Voting rights in % 0.13 % Sum - absolute 292634 Sum - in % 0.85 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Convertible bonds Cash or physical settlement Physical Voting rights absolute 199558 Voting rights in % 0.58 % Type of instrument Cash-settled Call Options Cash or physical settlement Cash Voting rights absolute 615 Voting rights in % 0.00 % Type of instrument Equity Swap Cash or physical settlement Cash Voting rights absolute 449460 Voting rights in % 1.31 % Total Voting rights absolute 649633 Total Voting rights in % 1.90% 124 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % % J.P. Morgan International Finance Limited % % % J.P. Morgan Capital Holdings Limited % % % J.P. Morgan Securities plc % % % - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Holdings LLC % % % J.P. Morgan Broker-Dealer Holdings Inc. % % % J.P. Morgan Securities LLC 5.05% % 5.80 % J.P. Morgan Prime Inc. % % % — % % % JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % % J.P. Morgan International Finance Limited % % % J.P. Morgan Structured Products B.V. % % % 125 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

126

Subsequent Events

On March 2, 2023, MorphoSys announced that it will terminate its preclinical research programs and discontinue all related activities. This restructuring relates to 17% of MorphoSys AG's workforce and is intended to optimize its cost structure and focus resources on the mid- to late-stage oncology pipeline. The financial impacts of this decision mainly include severance costs as decided by the management and agreed in the severance plan as of March 2, 2023. The communication to the affected employees took place on March 2, 2023. The provision for the matter will amount to approximately € 7.0 million.

As of March 1, 2023, Charlotte Lohmann is appointed as a member of the Management Board and Chief Legal Officer of MorphoSys AG until the end of August 31, 2023.

Lucinda Crabtree will join the Management Board as Chief Financial Officer presumably in Q2 2023 or Q3 2023 at the latest.

Planegg, March 14, 2023

Jean-Paul Kress, M.D. Chief Executive Officer	Sung Lee Chief Financial Officer	Charlotte Lohmann Chief Legal Officer

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

127

Statement of Fixed Assets

		Aquisition and Production Cost			
		01.01.2022 in €	Additions in €	Disposals in €	31.12.2022 in €
A.	**FIXED ASSETS**				
I.	**Intangible Assets**				
	Paid Concessions, Commercial Property Rights and similar Rights and Assets and Licenses to such Rights and Assets	123,912,831	0	27,053,478	96,859,353
		123,912,831	**0**	**27,053,478**	**96,859,353**
II.	**Property, Plant and Equipment**				
1.	Land, Leasehold Rights and Buildings, including Leasehold Improvements	697,559	0	9,865	687,694
2.	Other Equipment, Furniture and Fixtures	21,585,249	1,891,907	1,020,983	22,456,173
		22,282,808	**1,891,907**	**1,030,848**	**23,143,867**
III.	**Financial Assets**				
1.	Shares in Affiliated Companies	1,280,387,700	0	0	1,280,387,700
2.	Shares in Investments	0	12,610,660	0	12,610,660
		1,280,387,700	**12,610,660**	**0**	**1,292,998,360**
		1,426,583,339	**14,502,567**	**28,084,326**	**1,413,001,580**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

128

	Accumulated Depreciation					Carrying Amount	
	01.01.2022 in €	Additions in €	Impairment in €	Disposals in €	31.12.2022 in €	31.12.2022 in €	31.12.2021 in €
	49,538,825	3,353,705	3,173	27,050,305	25,845,398	71,013,955	74,374,006
	49,538,825	**3,353,705**	**3,173**	**27,050,305**	**25,845,398**	**71,013,955**	**74,374,006**
	296,627	68,005	286	9,579	355,339	332,355	400,932
	18,005,968	2,088,525	31,452	989,531	19,136,414	3,319,759	3,579,281
	18,302,595	**2,156,530**	**31,738**	**999,110**	**19,491,753**	**3,652,114**	**3,980,213**
	128,127,337	0	0	0	128,127,337	1,152,260,363	1,152,260,363
	0	0	0	0	0	12,610,660	0
	128,127,337	**0**	**0**	**0**	**128,127,337**	**1,164,871,023**	**1,152,260,363**
	195,968,757	**5,510,235**	**34,911**	**28,049,415**	**173,464,488**	**1,239,537,092**	**1,230,614,582**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2022

Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the Company's net assets, financial position and results of operations, and the management report provides a fair review of the development and performance of the business and the position of the Company together with a description of the principal opportunities and risks associated with the Company's expected development. Planegg, March 14, 2023 Jean-Paul Kress, M.D. Sung Lee Charlotte Lohmann Chief Executive Officer Chief Financial Officer Chief Legal Officer 129 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022

Imprint Contact Information Investor Relations Phone: +49 89 89927-404 Fax: +49 89 89927-5404 E-Mail: investors@morphosys.com MorphoSys AG Semmelweisstraße 7 82152 Planegg Germany Phone: +49 89 89927-0 Fax: +49 89 89927-222 E-Mail: info@morphosys.com Website: www.morphosys.com/en These annual financial statements are also available in German and can be downloaded from the Company's website. HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, Ylanthia®, 100 billion high potentials®, MONJUVI® and MINJUVI® are registered trademarks of the MorphoSys Group. 137 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2022